UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

NO ACT
P.E 12·20·02
1-3619

DIVISION OF
CORPORATION FINANCE

03006628

February 7, 2003

Margaret M. Foran
Vice-President-Corporate Governance
and Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Act 1934
Section
Rule 14A-8
Public Availability 2-7-2003

Re: Pfizer Inc.
Incoming letter dated December 20, 2002

Dear Ms. Foran:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposal submitted to Pfizer by Robert W. and Sally B. Glenn. We also have received letters from the proponents dated December 26, 2002 and December 31, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert W. and Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408

CRGIT

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Vice President-Corporate Governance
and Secretary

December 20, 2002

__VIA HAND DELIVERY__
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Robert W. and Sally B. Glenn*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc., a Delaware corporation ("Pfizer" or the "Company") intends to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") received from Robert W. Glenn and Sally B. Glenn (the "Proponents"). The Proposal requests that Pfizer implement a policy limiting annual "purchases of common stock (or share buybacks)". The Proposal and the Supporting Statement are attached hereto as Exhibit A.

On behalf of the Company, I hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal and the Supporting Statement from the 2003 Proxy Materials on the bases set forth below. I respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in my view that the Proposal and the Supporting Statement are excludable, or in the alternative, require substantial revision.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of Pfizer's intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials. The Company presently intends to file its definitive 2003 Proxy Materials on or about March 13, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company

files its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission").

BASES FOR EXCLUSION

The Proposal and the Supporting Statement may be excluded from the 2003 Proxy Materials pursuant to the following rules:

I. Rule 14a-8(f), because the Proponents failed to verify their eligibility in a timely manner when requested to do so pursuant to Rule 14(b); and

II. Rule 14a-8(f)(1), because the Proponents failed to correct deficiencies in an earlier version of their proposal within 14 days of being notified of such violations.

III. Rule 14a-8(i)(7), because the Proposal relates to Pfizer's ordinary business operations; and

IV. Rule 14a-8(i)(3), because the Proposal violates the proxy rules in that it is false and misleading.

BACKGROUND AND CHRONOLOGY

Set forth below is a chronology of the Company's correspondence with the Proponents regarding the Proposal:

April 26, 2002	First correspondence from Proponents sent to the Company containing a "suggestion for a proposal" (a copy of which is attached hereto as Exhibit B);
April 30, 2002	The Company receives the Proponents' initial correspondence;
May 9, 2002	The Company sends the Proponents a notice via U.S. Certified Mail regarding deficiencies in their "proposal" and the need to submit documentation of eligibility to submit a shareholder proposal (a copy of which is attached hereto as Exhibit C);
May 11, 2002	The Company's notice is received at the Proponents' address and signed for by "R. Glenn" (a copy of which is attached hereto as Exhibit D);

May 22, 2002	The Proponents fax the Company a letter saying they did not receive the Company's notice until May 18, 2002 (a copy of which is attached hereto as Exhibit E);
May 28, 2002	More than 14 days after the Company's notice dated May 9, 2002 was delivered at the Proponent's mailing address, the Proponents mail the Company the necessary eligibility documentation and a revised proposal (a copy of which is attached hereto as Exhibit F);
May 31, 2002	The Company receives the revised proposal;
Intermittently	In a series of correspondence, the Proponents request certain information regarding the Company and the Company provides information in response to the Proponents' requests.
October 28, 2002	The Proponents again revise the proposal and send it to the Company (the "October 28 Proposal") (a copy of which is attached hereto as Exhibit G);
November 4, 2002	The Company receives the October 28 Proposal;
November 15, 2002	The Company sends the Proponents notice via Federal Express that the October 28 Proposal contains multiple proposals and exceeds the 500 word limit (a copy of which is attached hereto as Exhibit H);
November 16, 2002	Federal Express makes its first unsuccessful delivery attempt of the Company's notice to the Proponents and leaves notice of the delivery attempt;
November 30, 2002	After making two more unsuccessful delivery attempts on 11/18/02 and 11/19/02 and leaving a notice of each attempt, Federal Express returns the Company's notice to the Company (a copy of which is attached hereto as Exhibit I);
December 3, 2002	The Company re-sends its notice to the Proponents;
December 7, 2002	The Proponents receive the notice from the Company;

December 10, 2002 The Proponents again revise the proposal and send it to the Company (this is the Proposal discussed herein)[1].

The Proposal should be omitted from the 2003 Proxy Materials under both procedural and substantive bases of exclusion. The procedural bases for exclusion relate to deficiencies in the prior versions of the Proposal, whereas the substantive bases for exclusion relate to the current Proposal.

ANALYSIS

I. PROCEDURAL BASES FOR EXCLUSION

A. The Proponents Failed to Verify their Eligibility to Submit a Shareholder Proposal in a Timely Manner.

Rule 14a-8(b)(1) states that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted, and must continue to hold those securities through the date of the meeting. If a company receives a proposal from a shareholder who does not appear on their records as a beneficial owner, then, within 14 days of the receipt of the proposal, the company must notify the proponent in accordance with Rule 14a-8 that the proponent must provide the company with (i) a written statement from the record holder of their shares verifying that at the time of submission they have continuously held at least $2,000 in market value or 1% of the company's voting securities for one year, and (ii) a written statement that the proponent intends to continue to hold at least $2,000 in market value or 1% of the company's voting securities through the date of the shareholder meeting to which the proposal relates, which materials must be mailed within 14 days of receipt of the notice of deficiency from the Company. The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where a

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1 In the Proponents' December 10, 2002 letter, the Proponents stated that they wished to include certain statements from their letter dated October 28, 2002 to me. Because the Proponents did not include these statements in the text of the revised proposal and supporting statement attached to their December 10, 2002 letter, the Company is not treating these additional statements as part of the Proposal. However, if the Proponents did wish to include these statements as part of the Proposal, I believe these additional statements would be excludable because they would cause the Proposal to exceed the 500-word limit and because they contain numerous statements of opinion expressed as fact as well as unsubstantiated statements, all of which would justify exclusion under Rule 14a-8(i)(3).

proponent provided the necessary eligibility documentation, but failed to do so within the 14 day time limit. *See, e.g., Citigroup Inc. (Dee)* (avail. Jan. 22, 2002).

The Proponents do not appear on Pfizer's records as record holders of common stock. Accordingly, following the Company's receipt on April 30, 2002 of the Proponents' original letter containing a purported proposal, the Company on May 9, 2002 sent the Proponents a letter via U.S. Postal Service Certified Mail, informing them that (i) their letter failed to set forth a definitive shareholder proposal; and (ii) in accordance with Rule 14a-8, they would need to send the Company (A) a written statement from the record holder of their shares verifying that at the time of submission they have continuously held at least $2,000 in market value of the Company's common stock for one year, and (B) a written statement that the Proponents intend to continue to hold at least $2,000 in market value of the Company's common stock through the date of the 2003 Annual Meeting, which documentation would need to be mailed no later than 14 days after their receipt of the Company's letter.

The return receipt the Company received from the U.S. Post Office, a copy of which is attached hereto as Exhibit D, indicated the Company's letter was delivered to the Proponents' address on May 11, 2002, and signed for by a "R. Glenn." "Robert Glenn" is the name of one of the Proponents. The Proponents did not respond to the Company's letter until May 22, 2002, at which time they faxed a letter to the Company saying they had been out-of-state from May 4 until May 18, and did not receive the Company's letter until May 18. Their fax of May 22 also indicated the Proponents would be sending a "definitive form" of their proposal in the next few days, and that they had requested a letter from their broker regarding the ownership requirements. On May 28, 2002, the Proponents faxed and mailed a revised version of the proposal received by the Company on April 30, 2002, which included letters from their broker regarding the $2,000 ownership requirement, as well as a certification from the Proponents as to their intention to continue to hold at least this amount of common stock through the 2003 Annual Meeting.

The Proponents have provided no evidence that they did not receive the Company's notice letter on May 11, 2002, when it was delivered via Certified Mail to their address. The return receipt indicating the letter was signed for by "R. Glenn" strongly indicates that they did in fact receive the letter on May 11. This means that the Proponents had until May 25, 2002, to cure the defects in their first proposal and submit the required eligibility documentation. As their revised proposal and eligibility documentation was not sent until May 28, 2002, the Proposal is excludable pursuant to Rule 14a-8(b) and Rule 14a-8(f).

B. The Proposal is Excludable under Rule 14a-8(f)(1) Because the Proponents Failed to Timely Correct Deficiencies in the October 28 Proposal.

As explained in the preceding section, the Proponents failed to verify their eligibility to submit a shareholder proposal in a timely manner when requested by the Company, and thus the Proposal should be excludable. However, putting this aside, the October 28 Proposal contained procedural deficiencies because, as explained below, it contained more than one proposal and it exceeded the 500 word limit. The Company sent the Proponents a letter explaining these deficiencies and notifying them of their 14 day correction period via Federal Express on November 15, 2002. The first delivery attempt was made on November 16, 2002, at which time a delivery notice was left for the Proponents at their residence. In the following days, two more delivery attempts were subsequently unsuccessfully made, with notices left on each occasion. On November 30, 2002, Federal Express returned the package to the Company.[2] Pfizer then re-sent the package via Federal Express, and it was successfully delivered and received by the Proponents on December 7, 2002. If this December 7 date is taken to be the date on which the Proponents received the notification from the Company, then the 14 day period would expire on December 21, 2002. As noted above, the Proponents sent the Proposal on December 10, 2002. However, as explained below, I believe the Proponents have already failed to satisfy the Commission's procedural rules by failing to correct the deficiencies in the October 28 Proposal by the true deadline, which was on or about November 30, 2002 (14 days after the attempted Federal Express delivery explained above).

There is precedent that the 14 day period should start from the time the Proponents were made aware of the attempts to deliver the letter, yet did nothing to either accept the letter from Federal Express themselves or facilitate the delivery of the letter by Federal Express to their residence. In *Pinnacle West Capital Corp.* (avail. Feb. 29, 2000), the company sent the proponent a notice via Certified Mail—Return Receipt Requested that she needed to provide eligibility information required by Rule 14a-8(b). As of the date of the company's letter requesting exclusion of the proposal, which was approximately three weeks after the date on which the notice was sent to the proponent, the proponent had not picked up the notice from the post office, despite two notices from the post office that the letter was waiting for her. The Staff permitted the company to exclude the proposal under rule 14a-8(f), saying "we note that the

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[2] The Proponents subsequently sent us a correspondence saying that they were out of the country during this time and called Federal Express upon their return (which was prior to November 30). Proponents stated that Federal Express would not re-deliver the package, as they had already made three attempts. Proponents apparently made no attempts to pick the package up themselves from Federal Express upon being so informed.

proponent appears not to have responded to [the company's] request for documentary support indicating that the proponent satisfied the minimum ownership requirement for the one year period required by rule 14a-8(b)."

The Proponents did not submit a revised proposal curing the procedural deficiencies outlined in the Company's November 15, 2002 notice letter within 14 days of receiving such notice. Accordingly, the Proposal should be excluded from the Company's 2003 Proxy Materials.

1. *The Proposal is excludable pursuant to Rules 14a-8(c) and 14a-8(f)(1) because the October 28 Proposal contained more than one proposal and the Proponents failed to timely correct this deficiency.*

Pursuant to Rule 14a-8(c), each shareholder may submit no more than one proposal, together with a supporting statement, to a company for a particular meeting of shareholders. In recent years, the Staff has considered a number of no-action requests relating to multi-faceted shareholder proposals. While some of these proposals were deemed to be a single concept with multiple elements, many others were deemed to address sufficiently different substantive areas as to warrant their exclusion from the companies' proxy materials.

The October 28 Proposal is set forth in the form of a single resolution. However, the resolution is divided into Part a. and Part b., which are, in fact, entirely dissimilar substantive areas for action. Part a. requests the Board to implement "a policy limiting annual 'purchases of common stock' (or share buybacks) to the lesser of not more than 40% of the previous year's net income or not more than 90% of the previous year's common stock dividend paid," while Part b. concerns itself with defining "stock option compensation expense for financial statement reporting purposes" in a manner that the Company believes is not acceptable under accounting principles generally accepted in the United States ("GAAP"). The specifics of a share buyback program are distinct from the issue of how the company defines stock option compensation expense on its financial statements.

The single proposal limitation applies not only to proponents who submit multiple proposals as separate submissions, but also to proponents who submit multiple proposals as elements of a single submission. In *MNC Financial, Inc.* (avail. Mar. 6, 1991), the proponent sought to reduce operating losses by proposing four separate and distinct ways to reduce operating costs. While all of the proposals related to the reduction of operating costs, the Staff agreed that the submission contained at least three substantive matters and, therefore, involved three proposals. Similarly, in *Philadelphia Electric Co.* (avail. Jan. 8, 1993), the proponent requested that the company stop granting any raises or bonuses and that the company not retire debt or recall preferred stock until a certain divided level was reached. The proposal was found to be excludable on the basis that it constituted two separate and distinct proposals, despite the

fact that each proposal was contingent upon the dividend level. In addition, in *Bob Evans Farms, Inc.* (avail. May 31, 2001), a submission requested that the independent members of the board of directors appoint a trustee who would appoint a new board after the current board's voluntary resignation, and would then oversee the new board in the engagement of a nationally recognized investment bank to explore alternatives to enhance shareholder value. While the different proposals could be said to generally relate to "corporate governance" and the ultimate enhancement of shareholder value, the Staff nonetheless concurred that they were actually separate and distinct proposals and were thus excludable for violation of the one proposal rule. *See also Igen International, Inc.* (avail. Jul. 3, 2000) (proposal relating to various corporate governance matters, including the number and type of directors, the frequency of board meetings and the calling of special shareholders' meetings by shareholders excludable under Rule 14a-8(c) and Rule 14a-8(f)(1)).

On occasion, the Staff has concluded that multiple elements of a single submission do not constitute multiple proposals. Such instances are confined to situations where each part of the proposal is very closely related to the same single subject matter. In *Ametek, Inc.* (avail. Feb. 15, 1994), the Staff found that a three-part proposal regarding board diversification matters was a single submission. *See also Computer Horizons Corp.* (avail. Apr. 1, 1993) (in refusing to allow exclusion, the Staff noted that all elements of the proposal related to one narrow concept—the elimination of anti-takeover defenses); *Westinghouse Electric Corp.* (avail. Jan. 27, 1995) (all elements related to executive compensation); *McDonald's Corp.* (avail. Dec. 2, 1992) (all elements related to executive compensation); *Ferrofluidics Corp.* (avail. Sept. 18, 1992) (all elements related to executive compensation).

From the face of the October 28 Proposal and its supporting statement, it is difficult to determine exactly what unifying concept holds the two parts of the October 28 Proposal together. Part a. addresses the repurchase of shares of Pfizer stock on the open market, without limiting itself to repurchases from executives. Part b. is primarily related to accounting matters (in that it doesn't seek to set standards for, or limits on, the granting of options, but rather seeks to prescribe a manner of accounting for employee stock options that the Company believes is not acceptable under GAAP). Even at the most abstract level, Part a. deals with controlling how money is spent, while Part b. deals with how expenses are recorded in the Company's financial statements—two very different things. A careful reading of the October 28 proposal and its supporting statement also supports the conclusion that the Proposal should be excludable pursuant to Rule 14a-8(c) and Rule 14a-8(f)(1) because the October 28 Proposal violated the one proposal rule. The title of the October 28 Proposal offered by the Proponents is "Shareholder Proposal Relating to Common Stock Purchases and Stock Option Compensation Expense," which clearly presents two distinct proposals, and the two proposals are largely discussed independently of one another throughout the text of the supporting statement.

In their correspondence, the Proponents have suggested a common goal of the two components of the October 28 Proposal, comparing statistics purporting to show the cost of options granted by the Company with information relating to the Company's stock buyback program. However, as with the proposals discussed in *MNC Financial, Inc.* no-action letter cited above, the Proponents appear to be proposing two separate and distinct approaches that they believe will improve financial performance.

As explained above, Pfizer provided the Proponents timely notification that the October 28 Proposal was actually two proposals and needed to be modified accordingly and re-submitted within 14 days of the receipt of such notice. The Proponents failed to correct this violation within 14 days of receipt of the notice. Accordingly, for the reasons set forth above, the Proposal is excludable from the 2003 Proxy Materials under Rule 14a-8(f)(1) because the October 28 Proposal violated the one proposal rule set forth in Rule 14a-8(c), which violation was not corrected in a timely manner.

2. *The Proposal and Supporting Statement are excludable under Rule 14a-8(d) and Rule 14a-8(f)(1) because the October 28 Proposal exceeded the 500 word limit and this deficiency was not cured in a timely manner.*

Rule 14a-8(d) states that, in order to be eligible for inclusion in a company's proxy materials, shareholder proposals (including the accompanying supporting statement) may not exceed 500 words. The October 28 Proposal and its supporting statement contained approximately 700 words. In accordance with Rule 14a-8, and as explained above, Pfizer provided the Proponents with timely notice of this procedural deficiency, as well as the 14 day period for re-submission under Rule 14a-8(f)(1). The Proponents failed to correct the deficiency within the 14 day period mandated by the proxy rules. Accordingly, the Proposal is excludable from the 2003 Proxy Materials under Rule 14a-8(d) and Rule 14a-8(f)(1) because the October 28 Proposal exceeded the 500 word limit and this violation was not cured within the 14 day cure period.

II. SUBSTANTIVE BASES FOR EXCLUSION

A. The Proposal is Excludable under Rule 14a-8(i)(7) Because It Deals with Matters Relating to Pfizer's Ordinary Business Operations.

Under well-established precedent, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters relating to Pfizer's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration relates to the subject matter of the proposal – the Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical

matter, be subject to direct shareholder oversight." Id. The second consideration relates to the degree the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Staff has consistently found proposals relating to the specifics, mechanics or implementation of a share buyback program excludable under Rule 14a-8(i)(7) as relating to the ordinary business of a company. This has been the case both with proposals, such as the Proposal, that restrict a company's ability to buyback its shares, as well as with proposals that direct a company to buyback its shares. In *Ford Motor Co.* (avail. Mar. 26, 1999), a shareholder submitted a proposal that would have amended the company's by-laws to require that the company not repurchase its common shares except under certain circumstances. In allowing exclusion under Rule 14a-8(i)(7), the Staff noted, "[t]here appears to be some basis for your view that Ford may exclude the proposal under Rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., repurchases of Ford common stock in connection with its stock buyback programs)." *See also LTV Corp.* (avail. Feb. 7, 2000) (a proposal requesting implementation of a specific program with specific prices and amounts for the company to repurchase its common shares was excludable pursuant to Rule 14a-8(i)(7)); *Ford Motor Co. (Adamian)* (avail. Mar. 28, 2000) (staff concurs that company can exclude a proposal requesting that the board institute a program to buy back $10 billion of Ford's shares under rule 14a-8(i)(7) as relating to its ordinary business operations).

The decision whether to repurchase shares of the Company's outstanding stock is an integral part of Pfizer's capital raising, capital management and financing activities and clearly a matter relating to its ordinary business. The issuance and repurchase of a corporation's securities as part of its overall capital structure and financing activity is a fundamental aspect of the business and affairs of a corporation to be managed by the Company's Board of Directors. The decision on when to repurchase its shares and how much to repurchase involves detailed financial analysis which must be consistent with the other current and long-term financial policies and goals of the Company. Accordingly, a corporation's ability to repurchase its shares must fall under the umbrella of "ordinary business operations" as contrasted with those limited activities which mandate the concurrence of shareholders.

In *Ford Motor Co.* (avail. Mar. 29, 2000), the Staff did not allow exclusions of a proposal relating to stock buybacks, but, made the following statement that strongly supports the exclusion of the Proposal:

> A shareholder proposal, which requests that this company's board of directors take the steps necessary so that shareholder approval will be obtained before any stock repurchase program is implemented, may not be omitted from the company's proxy materials under rule 14a-8(i)(1) or (i)(7). The staff notes that

> the proposal appears to involve a matter of basic policy, rather than the specific terms and conditions of a stock repurchase plan or its implementation.

The decision in that instance hinged on the fact that the decision of whether or not to require shareholder approval before deciding whether or not the company would even have a repurchase plan was seen to implicate a significant policy consideration for the company. The Proposal involves no such significant policy consideration; it deals with the "terms and conditions of a stock repurchase plan or its implementation," and thus seeks to micro-manage the Company's operations.

Due to the complexity of the decisions made with respect to the financial policies, including capital structure, of a corporation like Pfizer and the sophistication required to analyze and act with respect to such policies, these decisions are properly within the discretion of the Company's management and should not be the subject of shareholder consideration. As such, the Proposal probes "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 12999 (Nov. 22, 1976). Allowing shareholders to direct such financial policies has the effect of second guessing the day-to-day business operations of the Company, which shareholders should not be permitted to do by way of the shareholder proposal process. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7) as part of the Company's ordinary business operations.

B. The Proposal is Excludable under Rule 14a-8(i)(3) Because the Proposal is Materially False or Misleading in Violation of Rule 14a-9.

A shareholder proposal may be excluded under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because many statements contained in the Proposal either impugn character, are false or misleading or are vague and indefinite. As discussed below, the sheer number of statements that must be omitted or substantially revised renders the Proposal false and misleading as a whole. As stated in Staff Legal Bulletin No. 14, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under Rule 14a-8." Because the Proposal constitutes the exact situation contemplated in the position stated above, it should be excluded in its entirety.

The Staff has consistently concurred that statements that impugn character, integrity or reputation or make charges concerning improper, illegal or immoral conduct without factual foundation are misleading and may be excluded under Rule 14a-8(i)(3). *See Philip Morris Cos. Inc.* (avail. Feb. 7, 1991). In *Philip Morris* the proposal at issue contained a resolution that the company "immediately cease contributing money or aiding in any way politicians, individuals, or organizations that advocate or encourage bigotry and hate". The Staff stated that it would not recommend enforcement action if the proposal was omitted because, among other things, the supporting statement contained statements that impugned character. In *Standard Brands* (avail. Mar. 12, 1975), the Staff concluded that it would not recommend enforcement action if a proposal was excluded from the company's proxy materials. The Staff explained that the supporting statement contained a reference to "economic racism" and noted that this reference "would seem to impugn the character, integrity and reputation of the company by implying, without the necessary factual support required by Rule 14a-9, that the company is one of those entities which would be prohibited under [a lawsuit] from further practicing economic racism."

The Staff also has permitted proposals that do not include sufficient citations or factual support to be excluded as false and misleading. For example, in *Kmart Corporation* (avail. Mar. 28, 2000), the Staff concluded it would not recommend enforcement action for exclusion of a proposal. There, the company noted that the proposal contained purported factual statements and quotations presented as facts or applicable law, many with obscure references or no citations to source materials. In *Standard Brands, Inc.* (avail. Mar. 12, 1975), the Staff also determined not to recommend enforcement action if the proposal in question was excluded from the company's proxy materials. That proposal, among other things, cited statistics without providing factual support. The Staff, noting that statements made in shareowner proposals should be accompanied by factual support so shareowners are not misled, specifically took issue with an assertion by the proponent that "gross corporate profits before taxes [ranged] from 8 to 14%" explaining that it was unclear whether the phrase included all corporate profits or just the company's profits. In *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000) the Staff required a proponent to provide citations for certain statements in order to avoid exclusion of the proposal. There, the proponent ambiguously made reference to a "1997 report" and "one Colorado experiment".

The Staff has concurred that a proposal is vague and indefinite, such as to justify its exclusion under Rule 14a-8(i)(3) when "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (avail. July 30, 1992). According to Staff Legal Bulletin No. 14, "[if a] proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, [the Staff] may permit the shareholder to revise or delete these statements. Also, if the proposal contains vague terms, [the Staff] may, in rare circumstances, permit the shareholder to clarify these terms." The Staff has, in the past, allowed proposals to be

excluded when they contained vague, ambiguous or indefinite language. In *Southeast Banking Corp.* (avail. Feb. 8, 1982) the Staff permitted the omission of a proposal where "neither the shareholders voting upon the proposal nor the company would be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposals were implemented." In *Ann Taylor Shoes Corp.* (avail. Mar. 13, 2001) the Staff said it would not recommend enforcement action if the company excluded a proposal that requested the board of directors to commit the company to the "full implementation of [certain] human rights standards." The company argued that the shareholders would "not know what they [were] being asked to consider and upon what they [were] being asked to vote."

Under the foregoing precedents, virtually every sentence of the Proposal and Supporting Statement potentially violates Rule 14a-9. Because of the extent of these issues, the Proposal and Supporting Statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules. Accordingly, under the standard set forth in Staff Legal Bulletin 14, it is appropriate to exclude both the Proposal and the entire Supporting Statement as materially false or misleading.

- The Proposal, as revised, addresses stock buybacks and has nothing to do with stock options (unlike the October 28 Proposal). However, the Supporting Statement repeatedly refers to statistics involving stock options and makes unsubstantiated statements regarding the purported benefits that would have accrued if the Company had implemented the Proposal. These statements together would unnecessarily confuse the shareholders being asked to vote on the Proposal.

- Much of the Supporting Statement is vague and misleading because it recites statistics purporting to relate to the Company's stock options, although there is no discussion as to how this information is relevant to the subject of the Proposal, which involves the Company's stock buyback program.

- The first paragraph states, "This proposal will help restore investor confidence by more fairly allocating cash flows of the company between shareholders and management by *penalizing* earnings when excessive amounts of stock options are granted by limiting the amount of cash that can be used to *buy back* shares." This is an opinion expressed as fact, uses inflammatory language by suggesting that the Company grants "excessive amounts of stock options" and is vague and misleading because it alludes to but does not explain a relationship between the Proposal and the Company's stock option program.

- The second paragraph states, "Limiting the amount of cash used for share buy backs will provide: "A disincentive (reduction in earnings per share) when shares

granted exceed shares 'allowed to be bought back' and an incentive (an increase in earnings per share) when shares 'allowed to be bought back' exceed shares *granted*." Again, this is at least an opinion expressed as fact and unless substantiated could arise to the level of a false and misleading statement. In addition, the use of quotation marks makes it appear the Proponents are quoting some outside source, yet no mention of this source is made.

- The first sentence of the third paragraph states, "For the three years 1999-2001, Pfizer granted 239.2 million shares to employees in options with a market value of $9.2 billion." The Proponents do not cite any basis to support their claim of the "market value" of options granted over the three year period, or explain how that "market value" was calculated. In fact, it appears that this amount is actually the aggregate exercise price of the options granted by the Company over the period cited, in which case claiming that amount to represent "market value" would be false and misleading, as would be any further statements in the Supporting Statement that are based on this valuation.

- The second and third sentences of the third paragraph state, "Options granted were 56% of *net income* compared to 36% for the ten companies comprising the Peer Group. Pfizer's options granted were 137% of *dividends paid* versus 90% for the Peer Group." No citation or factual support is given for the numbers that the Proponents set forth as fact. In addition, the statements compare "options granted" – which suggest numbers of options or number of shares subject to options granted – with dollar amounts (net income and dividends paid), which is misleading because the basis of comparison is not readily apparent and is not stated in the Supporting Statement.

- The final sentence in the third paragraph states, "Pfizer shares granted were significantly higher than the Peer Group." Again, no citation is provided to support this statement, and the statement is vague and therefore possibly misleading as to the basis of comparison between Pfizer and the "Peer Group."

- The fourth paragraph states, "The estimated value of shares exercised (market value less grant price at the time of exercise) going into the pockets of management was $12.6 billion over the same three year period. Yet only $1.9 billion was recorded as a reduction in net income as stock option compensation expense using the Black-Scholes pricing model." Again, no citation or factual support is given for the "estimated value" that the Proponents cite. In addition, the statement uses inflammatory language, stating that the amount went "into the pockets of management." There is no basis for the Proponents to claim that this amount was realized by "management," and in fact Pfizer has granted options

broadly among its employee groups (including, as disclosed in its financial statement footnotes, a 1999 grant to each of its employees worldwide, in celebration of the Company's 150th anniversary). Finally, the paragraph uses an "apples and oranges" comparison between a purported amount of gain realized on previously granted options and option accounting charges.

- The fifth paragraph states, "During this same period, Pfizer used $7.2 billion in cash (44% of its net income) to buy back 177.5 million shares *with less than a 1% reduction in the shares outstanding*, but only paid out $6.7 billion in dividends." This statement is misleading in that it implies that some aspect of the Company's share buyback program was improper because the Company's shares outstanding are purported to have decreased by 1%. In addition, the Proponents do not cite – and the Company has not been able to determine – the basis for the 1% number that the Proponents cite. This statistic is also misleading because it does not appear to acknowledge that a variety of factors affect the number of shares the Company has outstanding at any point in time, including for example, the Company's issuance of 2.4 billion shares in its June 2000 acquisition of the Warner-Lambert Company.

- The sixth paragraph contains inflammatory language again insinuating that Pfizer's management is unjustly enriching itself. In addition, the language implying that implementation of the Proposal would prevent management from "pocketing" $2.2 million is vague and misleading, in that it is premised on a false assumption (that "management" is in fact pocketing billions of dollars in stock option gains) and because the Proposal and Supporting Statement do not provide any basis or link between implementation of the Proposal and a reduction in management compensation.

- The final paragraph of the Supporting Statement purports to calculate the effects if the Proposal were implemented, but provides no basis for the math used therein. These mathematical methods are questionable and unsupported.

Because of the extent to which the Proposal and Supporting Statement contain false and misleading statements, vague and indefinite statements and statements that impugn character, I believe that they should be excluded in their entirety, consistent with Staff Legal Bulletin No. 14. In the alternative, if the Staff is unable to concur with my conclusion that the Proposal and Supporting Statement should be excluded in their entirety because of the numerous unsubstantiated, false and misleading statements contained therein, I respectfully request that the Staff recommend exclusion of the statements discussed above. In the event that the Staff permits the Proponents to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, I respectfully request explicit confirmation from the Staff that

any revised Proposal must satisfy the 500-word limitation set forth in Rule 14a-8(d). I believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when Pfizer is attempting to finalize its proxy statement.

*****

CONCLUSION

Based on the foregoing analysis, I hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Pfizer's 2003 Proxy Materials. In the alternative, I believe the Staff should require the Proposal to be revised as discussed above. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /ku

Margaret M. Foran, Esq.

Attachments

cc: Robert W. Glenn and Sally B. Glen

EXHIBIT A

SHAREHOLDER PROPOSAL BY
ROBERT W. GLENN AND SALLY B. GLENN, AS
REVISED ON DECEMBER 10, 2002

Robert W. and Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408
(336) 288-8429

December 10, 2002

Ms. Kathleen M. Ulrich
Corporate Counsel - Corporate Governance
and Assistant Secretary
Pfizer Inc.
235 East 42nd Street 7/35
New York, New York 10017-5755

Dear Ms. Ulrich:

Thank you for your letter of December 3. We were out of the country from November 16 to November 23. When I called Federal Express on my return they said they wouldn't deliver the letter because they had already made three efforts to do so (all during the week we were gone!).

Telling us our shareholder proposal contains two proposals and that we must "reduce…to one proposal" is like a patient telling his physician, "Sorry, Doc, I'm only going to do one of the two remedies you prescribed". Not the best way to restore your health or the health of Pfizer's financial statements! Reducing the "prescription" to the 500 word limitation as required by Rule 14a-8(d) shouldn't be a problem.

Having to choose only one of the two remedies (proposals) is tough! One calls for putting constraints on share buybacks which keeps management from keeping both hands in the cookie jar. The other one calls for the proper expensing of stock options to avoid gross overstatements of income on Pfizer's net income statement which makes "fair presentation" aspect of the Investor Protection Act of 2002 ludicrous. The two remedies are interdependent. If net income remains grossly overstated by 20-40% as previously discussed (by not properly expensing stock options) and our constraints are based on limiting stock buy backs to a percent of net income, etc., we are reducing the effectiveness of this shareholder proposal unless the "proper expensing" of stock options were to occur in the foreseeable future. Sir David Tweedie, Chairman of the International Accounting Standards Board, has asked me for comments by March 7, 2003 on their "Exposure Draft, ED 2 *Share-based Payment*" which includes accounting for employee stock options. So people are concerned and something will hopefully be forthcoming.

In the meantime I will remove the "proper expensing of stock options" remedy from my shareholder proposal. The revised proposal is enclosed, however, I would like to reserve the right to update data based on ~~the~~ 2002.

In addition, I would like to include the following statements from my October 28, 2002 letter to Mrs. Foran:

"Without fair and reasonable limitations on stock options and the proper recording of stock option compensation expense, Pfizer stock is doomed because the shareholder's incentive to own is being destroyed!

Pfizer's current method of providing stock options is *not fair and reasonable*. Of Pfizer's $20.3 billion in net income over the last 3 ½ years, $8.3 billion was paid to shareholders as dividends but $9.2 billion or 45% has been used to buy back or "purchase common stock". Because the number of shares outstanding has remained the same over this period, all of the $9.2 billion has been used to compensate management for their stock options granted/exercised rather than to reduce shares outstanding. Reducing the number of shares outstanding is how most shareholders view the benefit of a company's stock buyback program. To them reducing the outstanding shares means an increase in the earnings per share given the same amount of income.

In addition to excessive stock options, Pfizer's current method of recording compensation expense for stock options is *seriously flawed and needs improvement*. Pfizer's compensation expense is significantly understated and does not fairly present the operations and financial condition of the company as required by the Investor Protection Act of 2002. The estimated value of shares exercised (market value less grant price at the time of exercise) going into the pockets of management was $12.6 billion over the three year period 1999-2001. Yet only $1.9 billion was recorded as a reduction in net income as stock option compensation expense using the Black-Scholes. This pricing model which was developed in 1973 was used to value "European" stock warrants! This results in a tremendous over statement of net income. Thus, *Pfizer's stock option program has placed $12.6 billion into management pockets with only $1.9 billion being recorded against income*. The recent Pharmacia acquisition whereby all outstanding Pharmacia stock options become immediately exercisable will greatly increase this over statement of net income.

Without a responsible allocation of Pfizer's **cash flow** between the payment of dividends to its shareholders, the reinvestment of funds back into the company, and reasonable stock option compensation to its management ("paid for" by stock buybacks), Pfizer's stock price as a multiple of cash flow per share will simply fizzle. Both stockholders and management are the losers.

A policy of *limiting the amount of cash used to buyback shares* would place no restrictions on the number of shares granted or exercised per se; however, any options granted/exercised which **exceed** the shares allowed to be purchased under the stock buyback program will result in an **increase** in the number of outstanding shares. Under the current program, there has been no increase in the number of shares outstanding. This is because the Pfizer share buyback program has been cleverly buying in the open market the almost exact number of shares needed to offset the number of shares granted/exercised under the current stock option program. Hence, although a lot of cash is being used ($9.2 billion over the last 3 ½ years) to buyback shares there has been no dilution in earnings per share. That's called "eating your cake and having it too!" "Free" cash flow

per share has become a small fraction of earnings per share. Professional Investment managers are not being fooled with the gross understatement of stock option compensation expense and the huge amounts of cash being used to buyback shares with no reduction in the number of outstanding shares.

This proposed Shareholder Proposal (which limits the amount of cash used for share buybacks) "**penalizes**" or "**rewards**" earnings per share based on whether or not stock options granted/exercised are greater or less than the number of shares "allowed to be bought back" under the stock buyback program. Earnings per share will *decrease* when the number of shares granted/exercised *exceeds* the number of shares allowed to be bought back. Earnings per share will *increase* when the number of shares granted/exercised is *less than* the number of shares allowed to be bought back.

If the Board of Directors are *truly* interested in increasing the Pfizer share price over the long term, they will limit the amount of cash flow used to buyback shares and they will seek to have management record stock option compensation expense that properly reflects the cost of doing business. Without action, the incentive to own Pfizer's stock is being destroyed."

Please let me know if I can provide any additional information.

Sincerely,

R. W. Glenn

Enclosure
Copies to Pfizer Board of Directors
Dr. Allan Greenspan
Mr. David L. Shedlarz
Sir David Tweedie
And Others

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N. W.
Washington, D.C. 20549

Shareholder Proposal Relating to Common Stock Purchases

"Resolved, the Shareholders request the Board of Directors implement a policy limiting annual "purchases of common stock" (or share buybacks) to the lesser of not more than 40% of the previous year's net income or not more than 90% of the previous year's common stock dividend paid." (54 words)

Proponent's Statement in Support of the Resolution

This proposal will help restore investor confidence by more fairly allocating the cash flows of the company between shareholders and management by *penalizing* earnings when excessive amounts of stock options are *granted* by limiting the amount of cash that can be used to *buy back* shares.

Limiting the amount of cash used for share buy backs will provide:

A disincentive (reduction in earnings per share) when shares *granted* exceed shares "allowed to be bought back" and an incentive (an increase in earnings per share) when shares "allowed to be bought back" exceed shares *granted*. (101 words)

For the three years 1999-2001, Pfizer granted 239.2 million shares to employees in options with a market value of $9.2 billion. Options granted were **56%** of *net income* compared to **36%** for the ten companies comprising the Peer Group*. Pfizer's options granted were **137%** of *dividends paid* versus **90%** for the Peer Group. Pfizer shares granted were **significantly** higher than the Peer Group. (62 words)

The estimated value of shares exercised (market value less grant price at the time of exercise) going into the pockets of management was **$12.6 billion** over the same period. Yet only **$1.9 billion** was recorded pro forma as a reduction in net income as stock option compensation expense using the Black-Scholes pricing model. (52 words)

During this same period, Pfizer used **$7.2 billion** in cash (44% of its net income) to buy back 177.5 million shares *with less than a 1% reduction in the shares outstanding*, but only paid out **$6.7 billion** in dividends. (36 words).

For 2001 under this proposal, the cash used to purchase shares by Pfizer would have been limited to $1.5 billion (40% of the previous year's net income) rather than the $3.7 billion which purchased 88.8 million shares @ $41.26 in 2001. The $1.5 billion would have only purchased 36.4 billion shares (@$41.26). It is believed this **$2.2 billion difference** reinvested in the company, or used to increase dividends, or even to reduce drug selling prices could have been used more effectively rather than going into **management's pocket** as additional compensation with *no reduction in the shares outstanding*. (90 words)

Under this proposal the cash used to buyback shares would have been limited to <u>$1.5 billion</u> versus $3.7 billion. Because the number of shares *granted* exceeded the number of shares *bought back*, the number of outstanding shares would have increased 52.4 million (88.8-36.4) to an estimated 6.413 billion shares versus 6.361 billion reported. *Thus, diluted earnings per share in 2001 would have been approximately $.95* (($7.788-1.673)/6.413)) *versus $1.22* ($7.788/6.361) *reported. However, cash flow per share before dividends would have increased 60% from $.55* (3.491/6.361) *to $.88* (5.656/6.413). (77 words)

(*) Peer Group: Abbott Laboratories, Baxter International Inc., Bristol-Myers Squibb Company, Colgate-Palmolive Company, Johnson&Johnson, Eli Lilly and Company, Merck and Co., Pharmacia Corporation, Schering-Plough Corporation, and Wyeth. (28 words) Total (500 words)

EXHIBIT B

PROPONENTS' APRIL 26, 2002 CORRESPONDENCE

Robert W. and Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408
(336) 288-8429

April 26, 2002

Dr. Henry McKinnell
Chairman and Chief Executive Officer
Pfizer, Inc.
235 East 42nd Street
New York, New York 10017

Dear Dr. McKinnell,

Great web cast! Our family has been a shareholder for almost four decades. Our shares were obtained when Pfizer acquired a limestone company in Adams, MA in the late sixties. We are very familiar with the Pfizer story and feel very loyal to the Pfizer company. We read all of the news releases, the annual and quarterly reports and hear a great story, yet the *stock continues to sell for a 30% discount* to the ten other competitors as noted in the Business Week's Drugs & Research group. Over the past three years, our investment has remained static despite an annual earnings growth rate in excess of 20%. This is very disheartening for a long term investor. What's wrong?

STOCK OPTIONS!!!!!!.

Pfizer has conveyed **$8 billion** in exercised options to its employees in market value of its stock over the last three years! (I can't tell from the annual report if this includes1996 Warner-Lambert Plan?)

(1). This $8 billion represents **48.6%** of the $16.5 billion *net income* Pfizer earned over the last three years!!! JNJ and MRK gave **18.2%** and **15.0%**, respectively. Pfizer's stock option plans as a percent of net income are giving **three times** that of two of its competitors.

(2). The $8 billion is **118.8%** of the $6.7 billion paid in cash *dividends* to the shareholders over the same three year period. JNJ and MRK had **51.4%** and **35.2%**, respectively. Pfizer's stock option plans not only gave more than it did in dividends to shareholders but again is giving **two to three times** more than two of its competitors are paying.

(3). The $8 billion in option exercised market value is a far cry from the $1.886 billion shown (pg. 55) as a reduction in net income "if we had recorded compensation expense for the 2001, 2000 and 1999 option grants". Although this may be in accordance with current accounting practices, it seems very understated and misleading.

Dr. Henry McKinnell
Page 2
April 26, 2002

The Pfizer stock option plans apparently have no limits, are dilutive, and are way out of line with competitors. It is also especially discouraging when one sees the "Unfavorable" notation in the S&P Stock Report regarding "Insider Activity". Johnson & Johnson at least makes an effort to limit options granted to 1.6% of common stock issued plus adjustments.

I consider myself and family a team player with Pfizer and am very pleased with all of your efforts and those of the Pfizer's employees. I believe however that limitations need to be placed on the amount of options granted and exercised because I as well as some of your employee believe it is undermining the short and long term prospects for the growth in our stock value. I am not an accountant or lawyer but I am enclosing a suggestion for a proposal in the Proxy Statement for presentation at the 2003 Annual Meeting of Shareholders.

Thank you for your great efforts and I hope you will receive our suggestion as constructive and in the best interests of both stockholders and employees.

Sincerely,

Sally B. Glenn

R. W. Glenn   Sally B. Glenn

Enclosures

Copy to: Mr. C. L. Clemente
Mr. Harvey L. Pitt
Pfizer Executive Compensation Committee
Mr. M. Anthony Burns
Mr. George A. Lorch
Mr. Alex J. Mandl
Dr. Dana G. Mead
Mr. Franklin D. Raines

R.W. Glenn
4/26/2002

For Three Years (2001-1999)

	PFE	JNJ	MRK
Options exercised	260.7 Million	79.2 Million	60.6 Million
@ Price per share	$ 9.67	$15.72	$20.86
Shares Repurchased	177.5 Million	90.5 Million	157.0 Million
@ Price per share	$40.34	$50.33	$70.18
	Dilutive	Anti-Dilutive	Anti-Dilutive
"Option Market Value" (OMV)	**$ 8.0 Billion**	$ 2.7 Billion	$ 3.0 Billion
Net Income	$16.5 Billion	$14.9 Billion	$20.0 Billion
OMV % Net Income	**48.6%**	18.2%	15.0%
Cash Dividends Paid	$ 6.7 Billion	$ 5.3 Billion	$ 8.5 Billion
OMV % Dividends Paid	**118.8%**	51.4%	35.2%

"Shares Repurchased" for PFE and JNJ is the average price they paid under stock repurchase plans. For MRK it's the average price they paid for treasury stock.

(OMV) "Option Market Value" is the difference between the option exercise price and the market price of shares repurchased times the number of options exercised.

Footnotes:

Pfizer: 2001 Annual Report (pg. 55) over the last three years (1999-2001) employees have exercised stock options for 260.7 million shares at an exercise price of $9.67. Over this same period Pfizer repurchased 177.5 million shares in their "share-purchase" programs (pg. 53) at an average price of $40.34. Using $40.34 as the average Market Value price, the employees have received $8 billion dollars (260.7 x ($40.34 - $9.67)) in the market value of PFE stock over the past three years.

Johnson & Johnson: 2001 Annual Report (pg. 40) over the last three years (1999-2001) employees have exercised stock options for 79.2 million shares at an exercise price of $15.72. Over this same period J&J repurchased 90.5 million shares in their "repurchase" programs (pg. 47) at an average price of $50.33. Using $50.33 as the average Market Value price, the employees have received $2.7 billion dollars (79.2 x ($50.33 - $15.72)) in the market value of JNJ stock over the past three years.

Merck: 2001 Annual Report (pg. 33) over the last three years (1999-2001) employees have exercised stock options for 60.6 million shares at an exercise price of $20.86. Over this same period MRK repurchased 157.0 million shares in Treasury stock repurchases (pg. 33) at an average price of $70.18. Using $70.18 as the average acquisition price, the employees have received approximately $3.0 billion dollars (60.6 x ($70.18 - $20.86)) in the market value of MRK stock over the past three years.

EXHIBIT C

COMPANY'S MAY 9, 2002 NOTICE OF DEFICIENCIES

Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Pfizer

Margaret M. Foran
Vice President - Corporate Governance
and Assistant Secretary

May 9, 2002

REGISTERED MAIL – RETURN
RECEIPT REQUESTED

Mr. Robert W. Glenn
Ms. Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408

Dear Mr. Glenn and Ms. Glenn:

This responds to your letter to C.L. Clemente that was dated April 26, 2002 and received by us on April 30, 2002. We are sending this letter in accordance with the requirements of SEC Rule 14a-8, which governs shareholder proposals. However, we will be sending you a separate letter shortly that addresses the concerns expressed both in your letter to Mr. Clemente and your letter to Henry McKinnell dated April 26, 2002. We look forward to a constructive dialogue with you that we hope will address your concerns.

Rule 14a-8 requires that we notify you in writing of any procedural or eligibility deficiencies in your letter to Mr. Clemente as well as the time frame for your response. Accordingly, we wish to advise you of the following deficiencies:

- Your letter to Mr. Clemente does not set forth a definitive shareholder proposal. The letter indicates that you would like a limitation relating to stock options "similar to the following", that you "reserve the right to revise the above" and that you "seek our assistance". If you do wish to submit a shareholder proposal, please send it to us in definitive form, together with a supporting statement if you wish to include one. In this regard, we would point out that under Rule 14a-8 a proposal, including any supporting statement, may not exceed 500 words.
- Since you are not a record holder of Pfizer shares, Rule 14a-8 requires that you submit to us a written statement from the record holder of your shares (usually a broker or bank) verifying that, at the time you submitted your proposal, you

continuously held for one year or more at least $2,000 in market value of the Company's Common Stock.

- Rule 14a-8 also requires that you provide us with a written statement that you intend to continue to hold at least $2,000 in market value of the Company's Common Stock through the date of our 2003 Annual Meeting of Shareholders.

As required by Rule 14a-8, we also wish to advise you that your response to this letter must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.

To assist you in the matter, we have enclosed for your information SEC Rule 14a-8 as well as SEC Staff Legal Bulletin No. 14, which explains and provide guidance concerning the Rule 14a-8 process.

Again, we look forward to a constructive dialogue with you concerning the issues raised in your letter.

Sincerely,

Margaret M. Foran

Margaret M. Foran

cc: C.L. Clemente
Henry A. McKinnell

EXHIBIT D

U.S. POSTAL SERVICE CERTIFIED MAIL RECEIPT
SHOWING THAT THE COMPANY'S MAY 9, 2002
CORRESPONDENCE WAS RECEIVED BY THE
PROPONENTS ON
MAY 11, 2002

UNITED STATES POSTAL SERVICE

PIEDMONT TRIAD AREA 27 PM 11 MAY

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

Mr. Lawrence A. Fox
Senior Corporate Counsel
235 East 42nd Street
New York, NY 10017-5755

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. Robert W. Glenn
Ms. Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408

COMPLETE THIS SECTION ON DELIVERY

A. Signature

X R. GLENN ☐ Agent ☐ Addressee

B. Received by (*Printed Name*)

C. Date of Delivery 5-1-02

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☒ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☐ Yes

2. Article Number (*Transfer from service label*) 7001 0320 0005 7050 6598

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-0381

EXHIBIT E

FACSIMILE FROM THE PROPONENTS RECEIVED BY THE COMPANY ON MAY 22, 2002

Robert W. and Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408
(336) 288-8429

Faxed on May 22, 2002
Mailed on May 23, 2002

Ms. Margaret M. Foran
Vice President - Corporate Governance
and Assistant Secretary
Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Dear Ms. Foran,

Thank you for your letter of May 9 and the information regarding "Shareholder Proposals". I am writing this letter and faxing it to you today to avoid noncompliance of the 14 calendar day response time. I was out-of-state, away from my office from May 4 until my return on May 18.

Based on that information it would certainly seem better if we were able to have some "constructive dialogue" to resolve the "problem". But just in case things don't work out, I will continue to pursue our "shareholder proposal" per the instructions.

As of today, Fidelity Investments has been requested to provide a written statement verifying that we have continuously held at least $2,000 in market value of Pfizer common stock for one year or more. Also, a statement of our intent to hold Pfizer stock through the date of the 2003 Annual Meeting of Pfizer Shareholders will be provided.

I will also be working on a "definitive form" of my shareholder proposal and will submit to you with the other information as soon as it becomes available.

Sincerely,

Sally B. Glenn

R. W. Glenn Sally B. Glenn

17

EXHIBIT F

PROPONENTS' MAY 28, 2002 CORRESPONDENCE
IN RESPONSE TO THE COMPANY'S MAY 9, 2002
NOTICE OF DEFICIENCIES

(2)

RECEIVED
31
MARGARET M. FORAN

Robert W. and Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408
(336) 288-8429

May 28, 2002 (faxed and mailed)

Ms. Margaret M. Foran
Vice President - Corporate Governance
and Assistant Secretary
Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Dear Ms. Foran,

In accordance with your letter dated May 9, 2002 which I received on May 18 which was in response to my letter dated April 26 and my follow-up letter faxed to you on May 22, please find the enclosed:

- a definitive shareholder proposal with supporting statement.
- a written statement from Fidelity Investments, the record holder of our shares.
- a written statement from us.
- three pages of "factual support for statements in the proposal and supporting statement" (as noted in Question G, Substantive issues 4.)

The 2001 Pfizer annual report does not provide the following information:

1. If shares "Granted" Under Option for the three years in the table on page 55 include the 1996 (Warner-Lambert) Stock Plan?
2. The "Weighted Average Exercise Price Per Share" for the additional 112,324 (249,572 - 137,248) shares available for award at December 31, 2001 under the 1996 (Warner-Lambert) Stock Plan.
3. The award price of the 1.7 million shares under the "previous" Performance-Contingent Share Award Plan (the Plan).

If you will provide this information, I will adjust the $4 Billion estimate (5th paragraph Support statement) which was based on 114 million (1.7 + 112.3) shares @ $40 share.

Thank you for your assistance, we look forward to hearing from you.

Sincerely,

Sally B. Glenn

R. W. Glenn   Sally B. Glenn

Enclosures

Copy to: Dr. Henry McKinnell
Mr. Terry K. Glenn, Investment Company Institute
Pfizer Executive Compensation Committee
Mr. M. Anthony Burns
Mr. George A. Lorch
Mr. Alex J. Mandl
Dr. Dana G. Mead
Mr. Franklin D. Raines

Item ? - Shareholder Proposal Relating to Stock Options, Stock Awards, and Performance-Based Stock Awards

"RESOLVED, the Shareholders request the Board of Directors implement a policy limiting future stock option and stock/performance unit awards granted to the ***lesser*** of 40% of the previous year's net income ***or*** 100% of the previous year's common stock dividends paid."

Proponent's Statement in Support of the Resolution

"For the three years 1999-2001, Pfizer granted 239.2 million shares to employees in options with a market value of **$9.2 billion.**

This $9.2 billion does not include amounts paid or deferred under the following additional benefit and long-term compensation plans also provided for Pfizer employees:

- The Retirement Annuity Plan and its supplemental plan.
- 6.3 million shares awarded under the Performance-Contingent Share Award Programs.
- bonus amounts paid or deferred under the Executive Annual Incentive Plan.
- Shares awarded from the 1996 Warner-Lambert Stock Plan.
- Amounts deferred or funded for Pfizer Savings Plan and the Supplemental Savings Plan.
- Employment, Consulting and Severance Agreements.
- Medical and life insurance benefits to retirees and their dependents.

During the same three year period, Pfizer paid $6.7 billion in *dividends*. Options granted to employees were **137.3%** of dividends paid. Over the same period, the ten companies comprising the Peer Group (1) granted options of only **90%** of dividends paid.

During this same period, Pfizer's *net income* was $16.5 billion. Options granted to employees were **56.1%** of net income. Over the same period, nine of the ten companies comprising the Peer Group granted options of only **36.1%** of net income. Wyeth had losses for 2000 and 1999.

If the proposed resolution had been implemented on awards granted in 2001, the Pfizer option award share grants would have been limited to $1.5 billion (40% of the previous year's net income) rather than the $3.6 billion granted in 2001. This **$2.1 billion difference** does not include 1.7 million shares from the Performance-Contingent Share Award Program and 112.3 million shares awarded from the former Warner-Lambert plan. The value of these additional awards could be in excess of **$4 billion**!

Pfizer's stock option plan awards are **substantially higher** than amounts awarded in its industry Peer Group.

Reasonable and equitable standards on stock option and stock/performance unit awards granted would bolster shareholder confidence by better aligning the interests and benefits of shareholders and corporate management by:

- Protecting the interests of shareholders in compensation matters.
- Helping to reduce any conflicts of interest that could have a deleterious effect on shareholder value.
- Reducing, when compared to Peer Group, the relatively large transfer of wealth and voting power from shareholders to corporate management.
- Reducing the dilutive effect on existing shareholders.
- Eliminating possible future shareholder approval of Company stock option plans.

(1) Peer Group: Abbott Laboratories, Baxter International Inc., Bristol-Myers Squibb Company, Colgate-Palmolive Company, Johnson & Johnson, Eli Lilly and Company, Merck and Co., Inc., Pharmacia Corporation, Schering-Plough Corporation, and Wyeth.

Shareholder Proposal Factual Support	Annual Reports 2001	2000	1999	Page 1 3yr Ave
(millions of dollars)				
Cash Dividends Paid				
Abbott	$1,271	$1,146	$1,003	$1,140
Baxter	341	84	338	254
Bristol Myers	2,137	1,930	1,707	1,925
Colgate Palmolive	375	362	345	361
J & J	2,047	1,724	1,479	1,750
Lilly	1,207	1,126	1,001	1,111
Merck	3,145	2,798	2,798	2,914
Pharmacia	651	622	641	638
Schering-Plough	911	802	716	810
Wyeth	1,211	1,201	1,184	1,199
	$13,296	$11,795	$11,212	$12,101
Pfizer	$2,715	$2,197	$1,820	$2,244
Value of Options Granted				
Abbott (1)	$1,125	$682	$835	$880
Baxter (2)	1,111	717	334	721
Bristol Myers (3)	1,324	1,037	1,584	1,315
Colgate Palmolive (4)	447	517	605	523
J & J (5)	326	2,243	1,413	1,327
Lilly (6)	2,046	114	852	1,004
Merck (7)	2,909	2,206	2,316	2,477
Pharmacia (8)	1,217	564	841	874
Schering-Plough (9)	321	588	476	462
Wyeth (10)	1,613	932	1,361	1,302
	$12,438	$9,601	$10,616	$10,885
Pfizer	$3,589	$2,140	$3,514	$3,081
Options/Dividends				
Abbott	88.5%	59.5%	83.2%	77.2%
Baxter	325.7%	853.6%	99.0%	283.4%
Bristol Myers	62.0%	53.7%	92.8%	68.3%
Colgate Palmolive	119.2%	142.9%	175.3%	145.0%
J & J	15.9%	130.1%	95.5%	75.8%
Lilly	169.5%	10.1%	85.1%	90.3%
Merck	92.5%	78.9%	82.8%	85.0%
Pharmacia	186.9%	90.6%	131.2%	137.0%
Schering-Plough	35.3%	73.4%	66.4%	57.0%
Wyeth	133.2%	77.6%	114.9%	108.6%
	93.5%	81.4%	94.7%	**90.0%**
Pfizer	132.2%	97.4%	193.1%	**137.3%**

Shareholder Proposal Factual Support	Annual Reports 2001	2000	1999	3yr Ave
(millions of dollars)				
Net Income				
Abbott	1,550	2,786	2,446	2,261
Baxter	612	740	797	716
Bristol Myers	5,245	4,711	4,167	4,708
Colgate Palmolive	1,147	1,064	937	1,049
J & J	5,668	4,953	4,273	4,965
Lilly	2,780	3,058	2,721	2,853
Merck	7,282	6,822	5,891	6,665
Pharmacia	1,501	717	1,378	1,199
Schering-Plough	1,943	2,423	2,110	2,159
Wyeth	2,285	negative	negative	
	$30,013	$27,274	$24,720	$26,574
Pfizer	7,788	3,726	4,952	5,489
Value of Options Granted				
Abbott (1)	$1,125	$682	$835	$880
Baxter (2)	1,111	717	334	721
Bristol Myers (3)	1,324	1,037	1,584	1,315
Colgate Palmolive (4)	447	517	605	523
J & J (5)	326	2,243	1,413	1,327
Lilly (6)	2,046	114	852	1,004
Merck (7)	2,909	2,206	2,316	2,477
Pharmacia (8)	1,217	564	841	874
Schering-Plough (9)	321	588	476	462
Wyeth (10)	1,613	Not meaningful		
	$12,438	$8,669	$9,255	$9,583
Pfizer	3,589	2,140	3,514	3,081
Options/Net Income				
Abbott	72.5%	24.5%	34.1%	38.9%
Baxter	181.5%	96.9%	42.0%	100.6%
Bristol Myers	25.2%	22.0%	38.0%	27.9%
Colgate Palmolive	39.0%	48.6%	64.6%	49.9%
J & J	5.7%	45.3%	33.1%	26.7%
Lilly	73.6%	3.7%	31.3%	35.2%
Merck	39.9%	32.3%	39.3%	37.2%
Pharmacia	81.1%	78.6%	61.0%	72.9%
Schering-Plough	16.5%	24.3%	22.5%	21.4%
Wyeth	70.6%	Not meaningful		
	41.4%	31.8%	37.4%	36.1%
	46.1%	57.4%	71.0%	56.1%

Shareholder Proposal
Factual Support

(thousands of shares)		Annual Reports 2001	2000	1999
(1) Shares Granted	ABT	23,119	18,923	18,683
Price per share		48.64	36.03	44.68
(2) Shares Granted	BAX	23,862	19,040	10,026
Price per share		46.54	37.66	33.36
(3) Shares Granted	BMY	21,201	20,851	24,222
Price per share		62.45	49.72	65.39
(4) Shares Granted	CL	7,842	9,762	11,414
Price per share		57.00	53.00	53.00
(5) Shares Granted	JNJ	8,975	46,456	33,674
Price per share		36.31	48.29	41.95
(6) Shares Granted	LLY	26,883	1,315	12,494
Price per share		76.10	86.75	68.22
(7) Shares Granted	MRK	36,768	32,948	28,930
Price per share		79.12	66.97	80.04
(8) Shares Granted	PHA	25,433	14,483	17,950
Price per share		47.85	38.92	46.86
(9) Shares Granted	SGP	8,000	14,000	9,000
Price per share		40.15	42.03	52.86
(10) Shares Granted	WYE	28,360	16,497	21,946
Price per share		56.89	56.51	62.00
Shares Granted	PFE	79,155	65,863	94,168
Price per share		45.34	32.49	37.32

Fidelity Investments

May 28, 2002

Mr. Robert W. Glenn
6 Woodstock Court
Greensboro, NC 27408-3816

To Whom It May Concern:

Please accept this letter as confirmation of Mr. Robert W. Glenn position in Pfizer Incorporated common stock, CUSIP 717081103. Mr. Glenn has held this position for over one year and has in excess of $2,000.00 in this position.

I hope that this information is helpful.

If you have any additional questions please contact Mr. Glenn as he may expedite any further information needed from Fidelity Investments.

Sincerely,

Catello Esposito
Premium Services Representative

Our File: W10082-22MAY02

Brokerage services provided by Fidelity Brokerage Services LLC, Member NYSE, SIPC. Fidelity mutual funds distributed through Fidelity Distributors Corporation

Fidelity Service Company, Inc.
Customer Services Group

82 Devonshire Street OS2N4
Boston, MA 02109-3614

Fidelity Investments

May 28, 2002

Ms. Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408-3816

To Whom It May Concern:

Please accept this letter as confirmation of Ms. Sally B. Glenn position in Pfizer Incorporated common stock, CUSIP 717081103. Ms. Glenn has held this position for over one year and has in excess of $2,000.00 in this position.

I hope that this information is helpful.

If you have any additional questions please contact Ms. Glenn as she may expedite any further information needed from Fidelity Investments.

Sincerely,

Catello Esposito
Premium Services Representative

Our File: W06603-28MAY02

10

STATEMENT

We, Robert W. and Sally B. Glenn, both intend to continue to hold at least $2,000 in market value of the Pfizer common stock through the date of the Pfizer 2003 Annual Meeting of Shareholders.

Robert W. Glenn

MAY 28, 2002
Date signed

Sally B. Glenn
Sally B. Glenn

May 28, 2002
Date signed

11

EXHIBIT G

PROPONENTS' OCTOBER 28, 2002 REVISED PROPOSAL

Robert W. and Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408

RECEIVED
NOV 04 2002
DR. HENRY McKINNELL

October 28, 2002

RECEIVED
NOV -7 2002
MARGARET M. FORAN

Mrs. Margaret M. Foran
Vice-President-Corporate Governance and Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

see cc list!
→ PF
Any reason this needs to be brought to H' attn? If no we'll leave in your hands!
M

Dear Mrs. Foran:

Thank you for your six page response to my letters of April, May, and July. I hope our dialogue will continue. Without fair and reasonable limitations on stock options and the proper recording of stock option compensation expense, Pfizer stock is doomed because the shareholder's incentive to own is being destroyed!

Pfizer's current method of providing stock options is *not fair and reasonable*. Of Pfizer's \$20.3 billion in net income over the last 3 ½ years, \$8.3 billion was paid to shareholders as dividends but \$9.2 billion or 45% has been used to buy back or "purchase common stock". Because the number of shares outstanding has remained the same over this period, all of the \$9.2 billion has been used to compensate management for their stock options granted/exercised rather than to reduce shares outstanding. Reducing the number of shares outstanding is how most shareholders view the benefit of a company's stock buyback program. To them reducing the outstanding shares means an increase in the earnings per share given the same amount of income.

In addition to excessive stock options, Pfizer's current method of recording compensation expense for stock options is *seriously flawed and needs improvement*. Pfizer's compensation expense is significantly understated and does not fairly present the operations and financial condition of the company as required by the Investor Protection Act of 2002. The estimated value of shares exercised (market value less grant price at the time of exercise) going into the pockets of management was \$12.6 billion over the three year period 1999-2001. Yet only \$1.9 billion was recorded as a reduction in net income as stock option compensation expense using the Black-Scholes. This pricing model which was developed in 1973 was used to value "European" stock warrants! This results in a tremendous over statement of net income. Thus, *Pfizer's stock option program has placed \$12.6 billion into management pockets with only \$1.9 billion being recorded against income*. The recent Pharmacia acquisition whereby all outstanding Pharmacia stock options become immediately exercisable will greatly increase this over statement of net income.

Without a responsible allocation of Pfizer's **cash flow** between the payment of dividends to its shareholders, the reinvestment of funds back into the company, and reasonable stock option compensation to its management ("paid for" by stock buybacks), Pfizer's stock price as a multiple of cash flow per share will simply fizzle. Both stockholders and management are the losers.

Based on your response to my correspondence and additional information obtained, I would like to change my original shareholder proposal to read:

"Resolved, the Shareholders request the Board of Directors:

a. Implement a policy limiting annual "purchases of common stock" (or share buybacks) to the lesser of not more than 40% of the previous year's net income or not more than 90% of the previous year's common stock dividend paid, and
b. Define stock option compensation expense as the sum of options exercised; that is, the market price on date of exercise less grant price, plus use of Black-Scholes or similar method on the unexercised above or below water options."

A policy of *limiting the amount of cash used to buyback shares* would place no restrictions on the number of shares granted or exercised per se; however, any options granted/exercised which **exceed** the shares allowed to be purchased under the stock buyback program will result in an **increase** in the number of outstanding shares. Under the current program, there has been no increase in the number of shares outstanding. This is because the Pfizer share buyback program has been cleverly buying in the open market the almost exact number of shares needed to offset the number of shares granted/exercised under the current stock option program. Hence, although a lot of cash is being used ($9.2 billion over the last 3 ½ years) to buyback shares there has been no dilution in earnings per share. That's called "eating your cake and having it too!" "Free" cash flow per share has become a small fraction of earnings per share. Professional Investment managers are not being fooled with the gross understatement of stock option compensation expense and the huge amounts of cash being used to buyback shares with no reduction in the number of outstanding shares.

This proposed Shareholder Proposal (which limits the amount of cash used for share buybacks) "**penalizes**" or "**rewards**" earnings per share based on whether or not stock options granted/exercised are greater or less than the number of shares "allowed to be bought back" under the stock buyback program. Earnings per share will *decrease* when the number of shares granted/exercised *exceeds* the number of shares allowed to be bought back. Earnings per share will *increase* when the number of shares granted/exercised is *less than* the number of shares allowed to be bought back.

If the Board of Directors are *truly* interested in increasing the Pfizer share price over the long term, they will limit the amount of cash flow used to buyback shares and they will seek to have management record stock option compensation expense that properly reflects the cost of doing business. Without action, the incentive to own Pfizer's stock is being destroyed.

Please let me know if I can provide any additional information.

Sincerely,

R. W. Glenn

Enclosure
Copies to Pfizer Board of Directors
Dr. Allan Greenspan
Mr. Harvey L. Pitt
Mr. David L. Shedlarz
And Others

Shareholder Proposal Relating to Common Stock Purchases and Stock Option Compensation Expense

"Resolved, the Shareholders request the Board of Directors:

a. Implement a policy limiting annual "purchases of common stock" (or share buybacks) to the lesser of not more than 40% of the previous year's net income or not more than 90% of the previous year's common stock dividend paid, and

b. Define stock option compensation expense for financial statement reporting purposes as the sum of options exercised; that is, the market price on date of exercise less grant price, plus use of Black-Scholes or similar method on the unexercised above or below water options."

Proponent's Statement in Support of the Resolution

For the three years 1999-2001, Pfizer granted 239.2 million shares to employees in options with a market value of $9.2 billion. Options granted over the three year period were 56% of *net income* compared to 36% for the ten companies comprising the Peer Group*. Pfizer's options granted were 137% of *dividends paid* versus 90% for the Peer Group. Pfizer shares granted were significantly higher than the Peer Group.

The estimated value of shares exercised (market value less grant price at the time of exercise) going into the pockets of management was $12.6 billion over the same three year period. Yet only $1.9 billion was recorded as a reduction in net income as stock option compensation expense using the Black-Scholes pricing model.

During this period, Pfizer used $7.2 billion in cash (**44%** of its $16.5 billion net income) to buy back 177.5 million shares *with less than a 1% reduction in the shares outstanding*. For the six months ending 6/30/2002, this has increased to **51%** of net income versus 40% for the Peer Group. The recent Pharmacia acquisition will make the comparison significantly worse.

For the same three years, Pfizer paid out $6.7 billion in *dividends*. Cash used by Pfizer to buyback their stock was **107%** of *dividends paid*. For the six months 6/30/2002, cash used to buyback stock was **125%** of dividends paid versus 87% for the Peer Group.

For 2001 under this proposal, the cash used to purchase shares by Pfizer would have been limited to $1.5 billion (40% of the previous year's net income) rather than the $3.7 billion which purchased 88.8 million shares @ $41.26 in 2001. The $1.5 billion would have only purchased 36.4 billion shares (@$41.26). This **$2.2 billion difference** reinvested in the company, or used to increase dividends, or even to reduce drug selling prices could have been more effectively used rather than going into **management's pocket** as additional compensation with *no reduction in the shares outstanding*.

Proponent's Statement in Support of the Resolution (Cont)

In addition, the compensation expense recorded for 2001 would have been the value of options exercised $1,673,000 plus or minus the value of the unexercised above or below water options. This compares with the $560,000 pro forma expense recorded by Pfizer using the Black-Scholes option pricing model.

In summary, under this proposal the cash used to buyback shares would have been limited to $1.5 billion versus $3.7 billion and the compensation expense recorded would have been $1,673,000 versus $560,000. Because the number of shares granted exceeded the number of shares bought back, the number of outstanding shares would have increased 52.4 million (88.8-36.4) to an estimated 6.413 billion shares versus 6.361 billion reported. *Thus Diluted earnings per share in 2001 would have been approximately $.95* (($7.788-1.673)/6.413)) *versus $1.22* ($7.788/6.361) *reported. However, cash flow per share before dividends would have increased 60% from $.55* (3.491/6.361) *to $.88* (5.656/6.413).

The Shareholder believes that by limiting the amount of cash that can be used to buyback shares, the excess cash flows of the company will be more fairly allocated and more "fairly present, in all material respects, the operations and financial condition" of Pfizer in accordance with the Investor Protection Act of 2002 by providing:

a. **A disincentive (reduction in earnings per share) when shares *granted* exceed shares "allowed to be bought back" and an incentive (an increase in earnings per share) when shares "allowed to be bought back" exceed shares *granted*.** This should help restore investor confidence by *penalizing* earnings when excessive amounts of stock options are *granted* by limiting the amount of cash that can be used to buy back shares.

b. a more accurate reflection of the true stock option compensation expense of the company consistent with U. S. tax laws.

(*) Peer Group: Abbott Laboratories, Baxter International Inc., Bristol-Myers Squibb Company, Colgate-Palmolive Company, Johnson& Johnson, Eli Lilly and Company, Merck and Co., Pharmacia Corporation, Schering-Plough Corporation, and Wyeth.

EXHIBIT H

COMPANY'S NOVEMBER 15, 2002 NOTICE OF DEFICIENCIES

Legal Division
Pfizer Inc
235 East 42nd Street 7/35
New York, NY 10017-5755
Tel 212 733 2076 Fax 212 573 1853
Email kathy.ulrich@pfizer.com

Kathleen M. Ulrich
Corporate Counsel-Corporate Governance
and Assistant Secretary

November 15, 2002

Mr. Robert W. Glenn
Ms. Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408

Dear Mr. Glenn and Ms. Glenn:

This is to acknowledge receipt of your revised proposal to Pfizer Inc. dated October 28, 2002, and received by us on November 4, 2002. In light of your revised proposal, we are sending this letter in accordance with the requirements of SEC Rule 14a-8, which governs shareholder proposals.

Rule 14a-8 requires that we notify you in writing of any procedural or eligibility deficiencies in your letter, as well as the time frame for your response. Accordingly, we wish to advise you of the following:

- It appears that your October 28, 2002 letter contained two shareholder proposals. Rule 14a-8(c) permits each shareholder to "submit no more than one proposal to a company for a particular shareholders' meeting." Therefore, you should reduce the proposals to one proposal to cure the deficiency as required by Rule 14a-8(f).

- The revised proposal exceeds the 500-word limit required by Rule 14a-8(d). Therefore, you should revise the proposal so that the proposal (including the support statement) totals 500 words or less.

As required by Rule 14a-8, we advise you that your response to this letter must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter. In order for us to consider your proposal, you need to respond to each of these two items (i.e., reduce your proposals to one proposal to cure the deficiency and revise the proposal so that the proposal (including the support statement) totals 500 words or less) within 14 days of receiving this letter.

Please note that we do not waive any objection we have based upon our previous correspondence. If you have any questions, please call me at (212) 733-2076 or, in my absence, Margaret M. Foran at (212) 733-4802.

Very truly yours,

Kathy Ulrich

Kathleen M. Ulrich

cc: Margaret M. Foran

EXHIBIT I

FEDERAL EXPRESS NOTICE SHOWING THREE FAILED DELIVERY ATTEMPTS TO THE PROPONENTS OF THE COMPANY'S NOVEMBER 15, 2002 CORRESPONDENCE

OGSA Station
Big Apple District
538 West 34th Street
3rd Floor
New York City, NY 10001
Telephone 212.465.4343
Fax 212.465.4233

FedEx Express

Date : December 2, 2002

To : Kathy Ulrich

From : Walter Seymour

Re: Package History .

As requested from Mailroom Services, listed below is the shipping history of Package tendered to FedEx for : 6 Woodstock Ct Greensboro, NC 27408 Airbill # 623051095524

Picked up from Pfizer 235 E. 42 street NYC, NY 10017 11/15/02 5:11 PM

Attempted Delivery to 6 Woodstock Ct 11/16/02 11:24 AM

Attempted Delivery to 6 Woodstock Ct 11/18/02 09:54 AM

Attempted Delivery to 6 Woodstock Ct 11/19/02 11:15 AM

Received Authorization to Return to Shipper 11/30/02
Under airbill # 442726572319

Sincerely,

Walter Seymour
Operations Mgr./ OGSA / 10001
212-465-4343

Walter Seymour
Operations Manager
OGO
OGSA Station

FedEx Express

538 West 34th Street
3rd Floor
New York City, NY 10001
Telephone 212.465.4343 Ext. 4268
Fax 212.465.4233
Mobile 917.295.9823
Email wjseymour@fedex.com


A Homecoming

A HOMECOMING!

There are those who picture God as distant and removed. Some have a negative concept of Him as a judge out to get them. Nothing could be further from the truth. "God is love" (1 John 4:8), and His love is perfect (2 Samuel 22:31, Psalm 18:30). Not only are these things true, but He loves us unconditionally. He made each one of us as a distinct, unique individual. He loves us totally and completely and accepts us just the way we are.

God the Father loves us so much that He sent His Son Jesus to take on our sin and die in our place (I John 4:9-10). He did this to make a way for us to come to know Him and the fullness of His love. More than anything, He wants to have fellowship with us and pour out His love upon us. Like the father of the prodigal son (Luke 15:11-32), God longs for you to

run to Him that He might throw His arms around you and lavish His riches upon you (Luke 15:20-24).

Come to Him now as you pray:

"Father, I come to you. I believe you sent your Son Jesus to take on my sin and die in my place. Fill me with your Spirit that I can know you and experience the fullness of your love. In Jesus' Name I pray. Amen."

Scripture quoted is from the New King James Version.

RECEIVED
2002 DEC 31 PM 3:28
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert W. and Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408
(336) 288-8429

December 26, 2002

VIA US MAIL
Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Re: Shareholder Proposal of Robert W. and Sally B. Glenn
Securities Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

We wanted to let you know that we are preparing a response to Pfizer's no-action request and will have the information to you as soon as possible. We believe you will need our response in order to fully consider our shareholder proposal before a response is issued by you. We received Pfizer's December 20 letter to you on December 23.

A cursory glance at their 56 page document shows a large number of very significant items of correspondence pertinent to the our proposal were not included in their **Background and Chronology** for the period May 28, 2002 through October 2002. One of the documents missing include a May 28,2002 fax to Margaret Foran with copies of the two Fidelity Investment letters confirming our position in Pfizer stock and our statement of intent to hold the stock through the date of the Pfizer 2003 Annual Meeting of Shareholders. Also, we noticed that the signature in Exhibit D is not mine and couldn't have been because my wife and I were in West Virginia for two weeks May 4 to May 18 as I faxed them on May 22. I have never signed my name as "R. Glenn."

The Enron, WorldCom and other recent corporate debacles are insignificant in dollar terms when compared to the stock option "rip-off" that we are confronting in our shareholder proposal. When the management elite, in Pfizer's case, can use 44% of its net income or $7.2 billion in cash to buy back shares with no significant reduction in shares outstanding and have no reduction in earnings per share while doing this, we have a serious problem! Our proposal addresses this injustice and provides a fair and viable solution to this systemic scandal which is permeating our corporate and financial systems. This injustice is not only destroying the investors incentive to invest but is costing and will continue to cost investors and consumers billions and billions of dollars unless reasonable constraints are implemented on "share buybacks" by shareholders or their board of directors.

My wife and I are evangelists and we travel many weeks of the year. We are scheduled for Florida and South Carolina for the period January 5 through January 26. The mail man always holds our mail during these travels. Any mail to these locations should require **my** signature to assure proper delivery. Although we do not know the specific unit numbers (until we check in) for the following condominiums we will be at the following locations:

1/05/2003 - 1/12/2003	Sheraton's Vistana Villages 12401 International Drive Orlando, FL 32821 (407) 238-5000
1/12/2003 - 1/19/2003	HGVClub Orlando 6924 Grand Vacations Way Orlando, FL 32821 (407) 239-0100
1/19/2003 - 1/26/2003	Adventure Inn Beach & Golf Club Box 5646 Hilton Head Island, SC 29938 (843) 785-5151

We appreciate your interest and assistance. Our response will be forthcoming.

Sincerely,

Sally B. Glenn

R.W. Glenn Sally B. Glenn

Copies to Pfizer Board of Directors
Mrs. Margaret M. Foran
Dr. Allan Greenspan
Mr. David L. Shedlarz
Sir David Tweedie
And Others

RECEIVED
2002 DEC 16 PM 5:24
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert W. and Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408
(336) 288-8429

December 10, 2002

Ms. Kathleen M. Ulrich
Corporate Counsel - Corporate Governance
and Assistant Secretary
Pfizer Inc.
235 East 42nd Street 7/35
New York, New York 10017-5755

RE: PFIZER SHAREHOLDER PROPOSAL
(See enclosure)

Dear Ms. Ulrich:

Thank you for your letter of December 3. We were out of the country from November 16 to November 23. When I called Federal Express on my return they said they wouldn't deliver the letter because they had already made three efforts to do so (all during the week we were gone!).

Telling us our shareholder proposal contains two proposals and that we must "reduce... to one proposal" is like a patient telling his physician, "Sorry, Doc, I'm only going to do one of the two remedies you prescribed". Not the best way to restore your health or the health of Pfizer's financial statements! Reducing the "prescription" to the 500 word limitation as required by Rule 14a-8(d) shouldn't be a problem.

Having to choose only one of the two remedies (proposals) is tough! One calls for putting constraints on share buybacks which keeps management from keeping both hands in the cookie jar. The other one calls for the proper expensing of stock options to avoid gross overstatements of income on Pfizer's net income statement which makes "fair presentation" aspect of the Investor Protection Act of 2002 ludicrous. The two remedies are interdependent. If net income remains grossly overstated by 20-40% as previously discussed (by not properly expensing stock options) and our constraints are based on limiting stock buy backs to a percent of net income, etc., we are reducing the effectiveness of this shareholder proposal unless the "proper expensing" of stock options were to occur in the foreseeable future. Sir David Tweedie, Chairman of the International Accounting Standards Board, has asked me for comments by March 7, 2003 on their "Exposure Draft, ED 2 *Share-based Payment*" which includes accounting for employee stock options. So people are concerned and something will hopefully be forthcoming.

In the meantime I will remove the "proper expensing of stock options" remedy from my shareholder proposal. The revised proposal is enclosed, however, I would like to reserve the right to update data based on the 2002.

In addition, I would like to include the following statements from my October 28, 2002 letter to Mrs. Foran:

"Without fair and reasonable limitations on stock options and the proper recording of stock option compensation expense, Pfizer stock is doomed because the shareholder's incentive to own is being destroyed!

Pfizer's current method of providing stock options is *not fair and reasonable*. Of Pfizer's $20.3 billion in net income over the last 3 ½ years, $8.3 billion was paid to shareholders as dividends but $9.2 billion or 45% has been used to buy back or "purchase common stock". Because the number of shares outstanding has remained the same over this period, all of the $9.2 billion has been used to compensate management for their stock options granted/exercised rather than to reduce shares outstanding. Reducing the number of shares outstanding is how most shareholders view the benefit of a company's stock buyback program. To them reducing the outstanding shares means an increase in the earnings per share given the same amount of income.

In addition to excessive stock options, Pfizer's current method of recording compensation expense for stock options is *seriously flawed and needs improvement*. Pfizer's compensation expense is significantly understated and does not fairly present the operations and financial condition of the company as required by the Investor Protection Act of 2002. The estimated value of shares exercised (market value less grant price at the time of exercise) going into the pockets of management was $12.6 billion over the three year period 1999-2001. Yet only $1.9 billion was recorded as a reduction in net income as stock option compensation expense using the Black-Scholes. This pricing model which was developed in 1973 was used to value "European" stock warrants! This results in a tremendous over statement of net income. Thus, *Pfizer's stock option program has placed $12.6 billion into management pockets with only $1.9 billion being recorded against income*. The recent Pharmacia acquisition whereby all outstanding Pharmacia stock options become immediately exercisable will greatly increase this over statement of net income.

Without a responsible allocation of Pfizer's **cash flow** between the payment of dividends to its shareholders, the reinvestment of funds back into the company, and reasonable stock option compensation to its management ("paid for" by stock buybacks), Pfizer's stock price as a multiple of cash flow per share will simply fizzle. Both stockholders and management are the losers.

A policy of *limiting the amount of cash used to buyback shares* would place no restrictions on the number of shares granted or exercised per se; however, any options granted/exercised which **exceed** the shares allowed to be purchased under the stock buyback program will result in an **increase** in the number of outstanding shares. Under the current program, there has been no increase in the number of shares outstanding. This is because the Pfizer share buyback program has been cleverly buying in the open market the almost exact number of shares needed to offset the number of shares granted/exercised under the current stock option program. Hence, although a lot of cash is being used ($9.2 billion over the last 3 ½ years) to buyback shares there has been no dilution in earnings per share. That's called "eating your cake and having it too!" "Free" cash flow

per share has become a small fraction of earnings per share. Professional Investment managers are not being fooled with the gross understatement of stock option compensation expense and the huge amounts of cash being used to buyback shares with no reduction in the number of outstanding shares.

This proposed Shareholder Proposal (which limits the amount of cash used for share buybacks) "**penalizes**" or "**rewards**" earnings per share based on whether or not stock options granted/exercised are greater or less than the number of shares "allowed to be bought back" under the stock buyback program. Earnings per share will *decrease* when the number of shares granted/exercised *exceeds* the number of shares allowed to be bought back. Earnings per share will *increase* when the number of shares granted/exercised is *less than* the number of shares allowed to be bought back.

If the Board of Directors are *truly* interested in increasing the Pfizer share price over the long term, they will limit the amount of cash flow used to buyback shares and they will seek to have management record stock option compensation expense that properly reflects the cost of doing business. Without action, the incentive to own Pfizer's stock is being destroyed."

Please let me know if I can provide any additional information.

Sincerely,

R. W. Glenn

Enclosure
Copies to Pfizer Board of Directors
Dr. Allan Greenspan
Mr. David L. Shedlarz
Sir David Tweedie
And Others

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N. W.
Washington, D.C. 20549

Shareholder Proposal Relating to Common Stock Purchases

"Resolved, the Shareholders request the Board of Directors implement a policy limiting annual "purchases of common stock" (or share buybacks) to the lesser of not more than 40% of the previous year's net income or not more than 90% of the previous year's common stock dividend paid." (54 words)

Proponent's Statement in Support of the Resolution

This proposal will help restore investor confidence by more fairly allocating the cash flows of the company between shareholders and management by *penalizing* earnings when excessive amounts of stock options are *granted* by limiting the amount of cash that can be used to *buy back* shares.

Limiting the amount of cash used for share buy backs will provide:

A disincentive (reduction in earnings per share) when shares *granted* exceed shares "allowed to be bought back" and an incentive (an increase in earnings per share) when shares "allowed to be bought back" exceed shares *granted*. (101 words)

For the three years 1999-2001, Pfizer granted 239.2 million shares to employees in options with a market value of $9.2 billion. Options granted were **56%** of *net income* compared to **36%** for the ten companies comprising the Peer Group*. Pfizer's options granted were **137%** of *dividends paid* versus **90%** for the Peer Group. Pfizer shares granted were **significantly** higher than the Peer Group. (62 words)

The estimated value of shares exercised (market value less grant price at the time of exercise) going into the pockets of management was **$12.6 billion** over the same period. Yet only **$1.9 billion** was recorded pro forma as a reduction in net income as stock option compensation expense using the Black-Scholes pricing model. (52 words)

During this same period, Pfizer used **$7.2 billion** in cash (**44%** of its net income) to buy back 177.5 million shares *with less than a 1% reduction in the shares outstanding*, but only paid out **$6.7 billion** in dividends. (36 words).

For 2001 under this proposal, the cash used to purchase shares by Pfizer would have been limited to $1.5 billion (40% of the previous year's net income) rather than the $3.7 billion which purchased 88.8 million shares @ $41.26 in 2001. The $1.5 billion would have only purchased 36.4 billion shares (@$41.26). It is believed this **$2.2 billion difference** reinvested in the company, or used to increase dividends, or even to reduce drug selling prices could have been used more effectively rather than going into **management's pocket** as additional compensation with *no reduction in the shares outstanding*. (90 words)

Under this proposal the cash used to buyback shares would have been limited to $1.5 billion versus $3.7 billion. Because the number of shares *granted* exceeded the number of shares *bought back*, the number of outstanding shares would have increased 52.4 million (88.8-36.4) to an estimated 6.413 billion shares versus 6.361 billion reported. *Thus, diluted earnings per share in 2001 would have been approximately $.95* (($7.788-1.673)/6.413)) *versus $1.22* ($7.788/6.361) *reported. However, cash flow per share before dividends would have increased 60% from $.55* (3.491/6.361) *to $.88* (5.656/6.413). (77 words)

(*) Peer Group: Abbott Laboratories, Baxter International Inc., Bristol-Myers Squibb Company, Colgate-Palmolive Company, Johnson&Johnson, Eli Lilly and Company, Merck and Co., Pharmacia Corporation, Schering-Plough Corporation, and Wyeth. (28 words) Total (500 words)

Pfizer Inc

Shareholder Proposal
of
Robert W. and Sally B. Glenn

For Proxy Statement and form of proxy
For
2003 Annual Meeting of Pfizer
Shareholders

Submitted
12/31/2002

RECEIVED
2003 JAN -3 PM 12:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert W. and Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408

December 31, 2002

VIA US MAIL
Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Other File Nos. HO- 372046 ?
HO- 370952 ?

Re: **Pfizer Inc** Shareholder Proposal of Robert W. and Sally B. Glenn

Dear Ladies and Gentlemen:

Please find the enclosed "Shareholder Proposal Relating to Common Stock Purchases" and all supporting documentation in six copies in response to Pfizer's December 20,2002 letter to you.

We respectively request that the staff of the Division of Corporation Finance concur with our view that the Proposal be included in Pfizer Inc.'s 2003 Proxy Materials. A copy of this letter with all supporting documentation will be mailed to Pfizer.

The following Exhibits are included:

RWG Exhibit 1 is the revised Shareholder Proposal in response to Pfizer's December 20, 2002 letter.
RWG Exhibit 2 contains citations and factual support in response to item II.B in Pfizer's December 20, 2002 letter.
RWG Exhibit 3 contains response to items I.A.&B. and II.A.
RWG Exhibit 4 contains documentation in support of Exhibit 3.
RWG Exhibit 5 contains documentation in support of Exhibit 2.
RWG Exhibit 6 contains financial documentation from Pfizer's various reports.
RWG Exhibit 7 contains two page summary and documents missing from Pfizer's Background and Chronology, December 20, 2002 letter.

A good overview for this Shareholder Proposal is found in a couple of articles in the July 26,2002 letter to Dr. McKinnell. When reading these articles, keep in mind this has been a learning process as we are neither lawyers or accountants, no one is paying us to do this, we don't represent any political party or organization. Our intent has been sincere and from the heart, perhaps a little zealous at times, to offer a constructive proposal that will benefit all concerned - management, board members, employees, accountants, shareholders, and even customers.

Most importantly, the stock option question and expensing thereof is not limited to Pfizer as noted in "Black-Scholes Doesn't Work!" paper. Of the TOP TEN S&P 500 companies, only Coca Cola appears to be the one company without a problem. Wal-Mart and GE look good over the three years but not so for the latest year. Are we pointing fingers at management, perhaps, but shareholders do have the final say on stock option plans and the record doesn't speak well based on my review.

In the November 30, 2002 letter to Mr. John C. Bogle, Founder and Former CEO of The Vanguard Group, Mr. Bogle sums it up pretty well in his recent speech to Missouri students, "*I hope that the present move to expense all options gains momentum, so companies can get about the business of designing sound compensation programs that, at long last, fairly link the interests of management with the interests of shareholders. After the present awful era, surely shareholders deserve no less.*" (RWG underlining). Amen!

Thank you for your time and consideration. May God bless you, your family, and may the Securities and Exchange Commission and Pfizer have the best year ever!

Sincerely,

Sally B. Glenn

~~R. W. Glenn~~ Sally B. Glenn

Enclosures

Copy of Cover letter, Exhibits 1 and 2
- Pfizer Board of Directors
- Mr. John C. Bogle
- Mrs. Margaret M. Foran
- Dr. Allan Greenspan
- Sir David Tweedie
- And Others

RWG EXHIBIT 1

1

Pfizer Shareholder Proposal By
Robert W. Glenn and Sally B. Glenn, As Revised
And Submitted To Securities and Exchange Commission on
December 31, 2002

Shareholder Proposal Relating to Common Stock Purchases

"Resolved, the Shareholders request the Board of Directors implement a policy limiting annual purchases of common stock (or share buybacks) to the lesser of not more than 40% of the previous year's net income or 90% of the previous year's common stock dividends paid." (51 words includes heading)

Proponent's Statement in Support of the Resolution

This proposal will provide a fair and balanced allocation of the company's cash flows without the need for any limitations on stock options granted, exercised, awarded, or shares issued. However, by limiting the amount of cash used to buy back common stock, earnings per share will *decrease* when stock options exercised exceed the amount of shares bought back under this proposal. Earnings per share will *increase* when shares bought back under this proposal exceed stock option exercised. The 40%/90% limitations used are in line with Peer Group experience. (96 words includes heading)

For the three years 1999-2001, Pfizer granted 239.2 million shares to employees in options with a fair market value at the time of grant of $9.2 billion (not including 6.3 million shares under the Performance-Contingent Share Award Program). Using the Black-Scholes pricing model $1.9 billion was recorded as *pro forma* compensation expense for option grants. (58 words)

For the same three years, Pfizer's options granted were **56%** of *net income* compared to **36%** for the ten companies comprising Pfizer's Peer Group. Pfizer's options granted were **137%** of *dividends paid* versus **90%** for the Peer Group. Pfizer shares granted were **significantly** higher than the Peer Group. (48 words)

During this same period, Pfizer used **$7.2 billion** in cash (**44%** of its net income) to buy back 178 million shares. Rather than decreasing, shares outstanding increased from 6.118 billion to 6.210 billion because stock options were *exercised* for 261million shares or $5.3 billion. For the Nine Months Ended September 29, 2002, Pfizer used **75%** of its net income to buy back shares. (64 words)

For the same period, Pfizer paid out **$6.7 billion** (**41%** of its net income) in dividends. Cash used by Pfizer to buy back shares was 107% of dividends paid. For the Nine Months Ended September 29, 2002, dividends paid by Pfizer were **38%** of net income. (46 words)

Page Total (363 words)

The following table summarizes our results as if we had bought back the number of shares permitted under this proposal for 2001:

(millions except per share data)	2001 As Reported	2001 Pro forma
Net Income	$ 7,788	$ 7,788
Stock Option Compensation Expense	-0-	560
Pro forma Net Income	$ 7,788	$ 7,228
Cash Flow before dividends (1)	$ 3,491	$ 5,666
Cash used To purchase shares	$ 3,665	$ 1,490 (2)
Shares Repurchased	88.8	36.1
Price per share	$ 41.26	$ 41.26
Weighted average shares - diluted	6,361	6,413
Diluted earnings per share	$ 1.22	$ 1.13
Cash Flow before dividends Per share	$ .55	$ .88
Market Value per share 12/31.	$ 39.85	$ 39.85
Market Value/Cash Flow	72X	45X

(1) Net cash provided by operating activities	$ 9,291	$ 9,291
Less: Net Property, Plant Equip Purchases	(2,135)	(2,135)
Purchases of Common Stock	(3,665)	(1,490)
Cash Flow before dividends	$ 3,491	$ 5,666

(2) Lesser of 40% of the previous year's net income is $ 1,490 billion or 90% of the previous year's dividend paid is $ 1,977 billion (126 words)

Total (489 words)

Note: Regarding the 500 word limitation. Any numbers used with words in text are counted. For example, "$7.2 billion" would be counted as two words. Numbers not used in text with words not counted.

RWG EXHIBIT 2

2

Citations and Factual Support
For
Pfizer Shareholder Proposal
Submitted 12/31/2002

In response to **<u>item II. B</u>**
of the Pfizer December 20, 2002 letter
(Pages 11-16)

<u>Regarding item II. B.</u> *"The Proposal is Excludable under Rule 14a-8(i)(3) Because the Proposal is Materially False or Misleading in Violation of Rule 14a-9"* (As noted on pages 11-16 of the Pfizer December 20, 2002 letter).

The Shareholder Proposal Relating to Common Stock Purchases and the Proponent's Statement in Support of the Resolution as noted in Pfizer Exhibit A has been revised in response to Pfizer's December 20, 2002 letter to you and should be includable.

Revisions include the following:

1. Change first two paragraphs under **Proponent's Statement in Support of the Resolution** (Pfizer Exhibit A, letter dated December 10, 2002, page 4) **<u>To</u>**:

   "This proposal will provide a fair and balanced allocation of the company's cash flows without the need for any limitations on stock options granted, exercised, awarded, or shares issued. However, by limiting the amount of cash used to buy back common stock, earnings per share will *decrease* when stock options exercised exceed the amount of shares bought back under this proposal. Earnings per share will *increase* when shares bought back under this proposal exceed stock option exercised. The 40%/90% limitations used are in line with Peer Group experience. (96 words includes heading)

   <u>Analysis:</u>
   By reviewing Table 7-5a Shares Only as noted below, the number of outstanding shares will always *increase* when "stock option transactions" (and "Other, benefit trusts - Net) exceed the amount of "Purchases of Common Stock" (or Share buybacks). Given the same level of earnings, when the number of outstanding shares *increases*, earnings per share will decrease and vice versa.

   With no feedback from Pfizer on these limitations, 40% of the previous year's Net Income and 90% of the previous year's Dividends Paid were selected as fair and reasonable given the Peer Group experience over the last three years. On Pages 16 and 17 of the July 26, 2002 letter to Dr. McKinnell <u>(RWG Exhibit 7)</u> show Pfizer and the Ten Peer Group Companies <u>(RWG Exhibit 6)</u>. The next to last line on the bottom of page 16 shows Options Granted for the Peer Group to be 36.1% of Net Income. Page 18 shows where Options Granted were obtained. In Pfizer's case, page 55 table in bottom left hand corner is the source (RWG Exhibit 6). The Shareholder Proposal uses 40%. The next to last line on the bottom of page 17 shows Options Granted for the Peer Group to be 90.3% of Dividends Paid for the Peer Group. The Shareholder Proposal uses 90%.

2. Change 3rd paragraph into two new paragraphs. The first new paragraph reads:

"For the three years 1999-2001, Pfizer granted 239.2 million shares to employees in options with a fair market value at the time of grant of $9.2 billion (not including 6.3 million shares under the Performance-Contingent Share Award Program). Using the Black-Scholes pricing model $1.9 billion was recorded as pro forma compensation expense for option grants." (58 words)

Analysis:
On page 55 of Pfizer's 2001 Annual Report (RWG Exhibit 6) the table in the bottom left hand corner shows the number of shares granted under option and the weighted average exercise price per share as follows:

TABLE 7-1

(thousands of shares)	Shares	Weighted Average Exercise Price Per Share	RWG Extension (1)
1999 Granted	94,168	$37.32	$ 3,514,350
2000 Granted	65,863	32.49	2,139,889
2001 Granted	79,155	45.34	3,588,888
	239,186		$ 9,243,127

(1) Shares x Weighted Average Exercise Price Per Share

In the upper left hand corner of the same page it says, "...the employee can purchase shares of our common stock at the **market price** on the date we granted the option." In addition, on page 23 of Pfizer's March 8, 2001 Proxy Statement (RWG Exhibit 6) right hand column under "Stock Options" it states, "The price of any stock option granted may not be less than the **fair market value** of the stock on the date the option is granted. Wording will be changed from "market value" to "fair market value" even though the words "market value" appear to be concise and understandable.

In the August 26, 2002 letter from Pfizer (RWG Exhibit 7) on page 3 in last paragraph it states, "...you ask if the 6.3 million shares under the Performance-Contingent Share Award Programs are included or excluded in the 239.2 million shares awarded to employees for the three years 1999-2000." (the response) "The 239.2 million stock options granted in that three year period do not include the 6.3 million shares."

The second table down, right column, on Page 55 of Pfizer's 2001 Annual Report shows (using the Black-Scholes option pricing model) "our results if we had recorded compensation expense for the 2001, 2000, and 1999 option grants" as follows:

TABLE 7-2

(Millions)	2001	2000	1999	Total
Net Income:				
As Reported	$7,788	$3,726	$4,952	
Pro forma	7,228	2,919	4,433	
(Difference)	$ 560	$ 807	$ 519	$1,886

3. The second new paragraph (which is now the 3rd paragraph in the revised proposal) reads:
(Since the citations and factual support for the numbers in second and third sentences of the third paragraph are provided, the only change is to add "For the same three years, Pfizer's " to enhance readability):

"For the same three years, Pfizer's options granted were **56%** of *net income* compared to **36%** for the ten companies comprising Pfizer's Peer Group. Pfizer's options granted were **137%** of *dividends paid* versus **90%** for the Peer Group. Pfizer shares granted were **significantly** higher than the Peer Group." **(48 words)**

Analysis
Since the first sentence of the third paragraph has been changed to "fair market value" rather than "market value", adding "fair market value" in front of "options granted" for the second and third sentences appears wordy and redundant.

Pages 16 and 17 of the July 26, 2002 letter to Dr. McKinnell (RWG Exhibit 7) show Pfizer and the Ten Peer Group Companies (RWG Exhibit 6). These numbers were from each of the companies annual reports for the three years noted (SEC Edgar Files). The percentages showing how Pfizer compares are shown in the lower right hand corner. On page 55 of Pfizer's 2001 Annual Report (RWG Exhibit 6) the table in the bottom left hand corner shows the number of shares granted under option and the weighted average exercise price per share as follows:

TABLE 7-3

(thousands of shares)	Shares	Weighted Average Exercise Price Per Share	RWG Extension (1)
1999 Granted	94,168	$37.32	$ 3,514,350
2000 Granted	65,863	32.49	2,139,889
2001 Granted	79,155	45.34	3,588,888
	239,186	38.64	$ 9,243,127
		Divided by 3 years =	$ 3,081,042

(1) Shares x Weighted Average Exercise Price Per Share

Pfizer's net income (RWG Exhibit 6) for the three years is as follows : (millions)

1999	Net Income	$ 4,952
2000	Net Income	3,726
2001	Net Income	7,788
		$16,466
Divided by 3 years =		$ 5,489

The average fair market value of options granted for the three years is $3,081 divided by the average net income for the three yeas of $ 5,489 equals **56.1%**. The proposal show 56% due to rounding. The other three calculations were done in exactly the same manner.

Regarding citations and factual support all information regarding *shares granted, net income, Peer Group comparisons, value of shares exercised, pro forma stock option expense, amount of cash used to buyback shares, number of shares bought back, dividends, market price of stock, shares outstanding,* were obtained from the **annual reports** of the specific companies mentioned. RWG Exhibit 6 provides select pages from Pfizer's 2001 Annual Report, but also see Pfizer Exhibit F, pages 5-7 and RWG Exhibit 7, after July 26, 2002 letter, **Black-Scholes Doesn't Work!**, pages 4-10 for documentation on TOP TEN S&P companies.

4. Remove the fourth paragraph which stated:

"The estimated value of shares exercised (market value less grant price at the time of exercise) going into the pockets of management was **$12.6 billion** over the same period. Yet only **$1.9 billion** was recorded pro forma as a reduction in net income as stock option compensation expense using the Black-Scholes pricing model."

Analysis:
The intend of this paragraph was to show the significant differential between the value of the option shares exercised by Pfizer employees and the $1.9 billion stock option compensation expense recorded pro forma using Black-Scholes as noted on page 55. With apparently no average market price on the day the option is exercised available, estimates will not be used. The $1.9 billion does appear in the revised second paragraph as noted above.

5. Change the 5th paragraph to two new paragraphs from:

"During this same period, Pfizer used $7.2 billion in cash (44% of its net

income) to buy back 177.5 million shares *with less than a 1% reduction in the shares outstanding*, but only paid out $6.7 billion in dividends."
(36 words)

TO:

"During this same period, Pfizer used **$7.2 billion** in cash (**44%** of its net income) to buy back 178 million shares. Rather than decreasing, shares outstanding increased from 6.118 billion to 6.210 billion because stock options were *exercised* for 261million shares or $5.3 billion. For the Nine Months Ended September 29, 2002, Pfizer used **75%** of its net income to buy back shares. (64 words)

For the same period, Pfizer paid out **$6.7 billion** (**41%** of its net income) in dividends. Cash used by Pfizer to buy back shares was 107% of dividends paid. For the Nine Months Ended September 29, 2002, dividends paid were **38%** of net income." (46 words).

Analysis:
The $7.2 billion is shown on page 43 of Pfizer's 2001 Annual Report (RWG Exhibit 6) as "Purchases of common stock" and also on page 42 as the sum of the three years "Purchases of common stock" as summarized in Table 7-5b below in the amount of $7,168 million. The 178 million shares are also from page 42 and are shown as the sum of "Treasury Stock Shares" also as noted in Table 7-5a below, last line under "Purchases of common stock (or **Share buy backs**)" in the far right hand column.

The words "*shares outstanding*" are widely known and accepted and are used in lieu of "Common Stock Shares" (Page 42), "Weighted average shares - diluted" (Page 40), or "Weighted average number of common share and common share equivalents" (Page 54) which sound wordy and redundant in context of proposal.

The 6.118 billion shares are also shown on page 42 as the sum on the "Balance January 1, 1999" shares as noted in the Table 7-5a. The 6.210 billion shares are the sum of the shares for the "Balance December 31, 2001 shares also in Table 7-5a..

The 261 million shares Exercised are shown on page 55 in the bottom left corner table and on page 42 as the sum of "Stock option transactions Shares" as noted in Table 7-5a. They are summarized in Table 7-4 (next page). The $5.293 billion is shown in Table 7-4 and 7-5b.

			Page 55 Shares (thousands)	Page 42 Shares (millions)	Page 42 Dollars (millions)
	1999	Exercised	75,872	76	$ 984
TABLE 7-4	2000	Exercised	130,756	131	2,885
	2001	Exercised	54,082	54	1,424
			260,710	261	$ 5,293

Page 42 of Pfizer's 2001 Annual Report (RWG Exhibit 6) contains the following when **Shares Only** and **Dollars** are shown separately:

TABLE 7-5a

Shares Only (millions)	1/1/99	1999	2000	2001	RWG Total
Common Stock, Balance	6,559	6,631	6,749	6,792	233
Emp Benefit Trusts, Balance	(102)	(89)	(74)	(67)	35
Treasury Stock, Balance	(339)	(413)	(435)	(515)	(176)
Total Balances	**6,118**	6,129	6,240	**6,210**	92
	1999	2000	2001		
Stock option transactions (or **Shares Exercised**)	76	131	54		261
Other, benefit trusts - Net	1	3	5		9
Purchases of common stock (or **Share buy backs**)	(66)	(23)	(89)		(178)
	6,129	6,240	**6,210**		92

//

TABLE 7-5b

Dollars Only (millions)	1/1/99	1999	2000	2001	RWG Total
Common Stock Par Value	$ 328	$ 332	$ 337	$ 340	$ 12
Additional Paid in Capital	5629	5943	8895	9300	3671
Employee Benefit Trusts	(4200)	(2888)	(3382)	(2650)	1550
Treasury Stock	(3911)	(6851)	(7858)	(11378)	(7467)
Retained Earnings	15403	18459	19599	24430	9027
Other	(633)	(1045)	(1515)	(1749)	(1116)
Total Balances	**$ 12616**	13950	16076	**18293**	$5677
	1999	2000	2001		
Stock option transactions (or **Shares Exercised**)	$ 984	$2885	$1424		$5293
Other, benefit trusts - Net	204	(443)	(227)		(466)
Purchases of common stock (or Share **buybacks**)	(2500)	(1003)	(3665)		(7168)
Cash Dividends Declared	(1894)	(2569)	(2869)		(7332)
Net Income	4952	3726	7788		16466
Other Comprehensive Expense	(412)	(470)	(234)		(1116)
	13950	16076	**18293**		$5677

6. Change the 5th and 6th paragraphs to a Table. The basis for using the table is found in Pfizer's annual report model for "if we had recorded compensation expense for the 2001...option grants" on page 55 of their 2001 annual report. The Table shown below has extensive footnotes to provide accurate citation and factual support. Also see "Analysis" below.

"The following table summarizes our results as if we had bought back the number of shares permitted under this proposal for 2001:

(millions of dollars, except per share data)	2001 As Reported	2001 Pro forma
Net Income......................	$ 7,788 (1)	$ 7,788
Stock Option Compensation Expense.....	-0-	560 (8)
Pro forma Net Income........	$ 7,788	$ 7,228
Cash Flow before dividends..	$ 3,491 (10)	$ 5,666 (10)
Cash used To purchase shares............	$ 3,665 (2)	$ 1,490 (3)
Shares Repurchased...........	88.8 million (4)	36.1 million
Price per share.................	$41.26 (4)	$41.26
Weighted average shares - diluted...............	6,361 million (5)	6,413 million (6)
Diluted earnings per share....	$ 1.22 (7)	$ 1.13 (9)
Cash Flow before dividends Per share......................	$ .55 (11)	$ .88 (11)
Market Value per share 12/31.	$39.85 (12)	$39.85 (12)
Market Value/Cash Flow......	72X (13)	45X (13)"

(1) Pfizer 2001 Annual Report "Consolidated Statement of Income" page 40.
(2) Pfizer 2001 Annual Report "Consolidated Statement of Cash Flows" pg 43.
(3) Pfizer 2001 Annual Report "Consolidated Statement of Income" page 40 and "Consolidated Statement of Cash Flows" page 43.
Shareholder proposal limits cash used to purchase shares to the lesser of
   A. 40% of the previous year's net income
      $3,726 (2000 Net income) x 40% = **$ 1,490.4 billion** or
   B. 90% of the previous year's dividend paid
      $2,197 (2000 Cash dividends paid) x 90% = **$ 1,977.3 billion**
(4) Pfizer 2001 Annual Report "Note 14 Common Stock", 2nd paragraph, pg 53 "In 2001, we purchased approximately 68.5 million shares of our common stock in the open market at an average price of $40.83 per share under the June 2001 share-purchase program and approximately 20.3 million shares

of our common stock at an average price of $42.72." Based on this the average price per share of common stock purchased is $41.26.

(5) Pfizer 2001 Annual Report "Consolidated Statement of Income" page 40.

(6) 88.8 million shares repurchased less 36.1 shares repurchased is 52.7 million less shares repurchased. 52.7 million less shares repurchased means you will have more shares outstanding. 6.361 billion shares plus 52.7 million is 6.413 shares outstanding.

(7) Pfizer 2001 Annual Report "Consolidated Statement of Income" page 40.

(8) Pfizer 2001 Annual Report "Note 18 Stock Option...", page 55 right hand column, table showing "compensation expense for the 2001..." Net Income as reported $ 7,788 less $ 7,228 Pro forma is $560 million.

(9) Pro forma Net Income of $7,228 divided by 6,413 million shares is $1.13.

(10) Pfizer 2001 Annual Report "Consolidated Statement of Cash Flows" page 43

	As Reported	Pro forma
Net Cash provided by operating activities....	$ 9,291	$ 9,291
Less: Net Property, Plant Equip Purchases...	(2,135)	(2,135)
Purchases of Common Stock...........	(3,665)	(1,490)
Cash Flow per share before dividend ..	$ 3,491	$ 5,666

(11) Cash flow before dividends divided by Weighted average shares - diluted.

(12) Pfizer 2001 Annual Report "Financial Summary" page 61.

(13) Market Value per share 12/31 divided by Cash Flow before dividends Per share.

Analysis:

Use of this table is very similar to Pfizer showing the effect of the compensation expense as "Pro forma" on page 55 right-hand column of their 2001 Annual Report. All numbers used for basis of computation are from Pfizer's 2001 Annual Report. Current accounting guidelines permit stock option compensation expense (as estimated using the Black-Scholes option pricing model) to be shown on a pro forma basis which means it is not being shown as an item of expense in Pfizer's Consolidated Statement of Income on page 40. Showing in the table "Stock Option Compensation Expense" and the "Cash Flow before dividends per share" is very significant for several reasons:

- Both the IASB (International Accounting Standards Board) and the FASB (Financial Accounting Standards Board) "both...have concluded that stock-based compensation should be recognized as an expense" (RWG Exhibit 5).

- Based on the information in my study entitled "Black-Scholes Doesn't Work", and my letter to Dr. McKinnell dated July 26, 2002 (RWG Exhibit 6), the Black-Scholes method significantly understates pro forma stock option compensation expense (PFSOCE). In Pfizer's case, "the Black-Scholes method shows PFSOCE to be 11% of Net Income over the last three years (1999 to 2001). However, based on options exercised PFSOCE should be at least 43%, but using the "stock

based on options exercised PFSOCE should be at least 43%, but using the "stock buyback" approach PFSOCE should be 44% of Net Income not 11%" (RWG Exhibit 7, July 26, 2002 letter to Dr. McKinnell). For the Nine Months ending Sept. 29, 2002, stock buy backs (Purchases of common stock) have increased to 75% of net income ($4,726/$6,270). See RWG Exhibit 6.

The significance of this large differential in the compensation expense is that it is not being charged or shown on Pfizer's "Consolidated Statement of Income" on page 40 of its 2001 Annual Report. Instead it is being shown as "Purchases of common stock" (which shows the amount of "stock buybacks") on the "Consolidated Statement of Cash Flows" and, more importantly, on page 42 "Consolidated Statement of Shareholders' Equity" as "Stock option transactions" representing stock options exercised as noted in Table 7-4 above from page 55 and Table 5a&b from page 42 as "Stock option transactions (or Shares Exercised).

Because of the uncertainty surrounding the proper accounting for stock option compensation expense, shareholders should be entitled to see the significant effects of stock buybacks on cash flow per share which does show the effect of shares repurchased or bought back especially when the number of shares outstanding has not been declining. Cash flow per share becomes very significant when earnings per share could be significantly understated. (RWG Exhibit 7, July 26, 2002 letter to Dr. McKinnell). Had the Proposal been adopted for the 2001 year, cash flow per share would have been **60%** higher, $ .88 versus $ .55 and the ratio of "Market Value per share to Cash Flow" would have dropped significantly from 72 times to 45 times. Shareholders need to see this table in order to have the necessary information to make an informed decision.

RWG EXHIBIT 3

3

Response to Pfizer's Procedural Basis For Exclusion

Submitted in letter to Securities and Exchange Commission
dated
December 20, 2002

In response to **<u>items I. A.& B. and II.A</u>**
of the Pfizer December 20, 2002 letter
(Pages 4 - 11)

<u>Regarding item I. A.</u> *"The Proponents Failed to Verify their Eligibility to Submit a Shareholder Proposal in a Timely Manner."* (As noted on page 4 of Pfizer December 20, 2002 letter):

Our eligibility was verified and submitted in a timely manner and are includable because the "violation" was cured within the 14 day cure period as mandated by the proxy rules.

<u>Analysis:</u>
As stated in our May 22, 2002 fax (Pfizer Exhibit E) and our May 28, 2002 fax and letter to Mrs. Foran (Pfizer Exhibit F) we did <u>not</u> receive the May 9, 2002 letter (Pfizer Exhibit C) until **May 18, 2002**. In addition, as noted in Pfizer Exhibit D, the U.S. Postal Service Certified Mail Receipt showing a delivery date of "5 11 02" and a signature of "R. Glenn" is **<u>not</u>** my signature. I don't know who signed the receipt. We were in Virginia Beach, Virginia and Davis, West Virginia from May 4 to May 18 inclusively and did not return home at any time during this period. I'm including a copy of my American Express bill <u>(RWG Exhibit 4)</u> for this period. Our mailman Mr. Murphy retains our mail during our times away.

On May 28, 2002 the day I received the two faxes from Fidelity Investments, I then faxed and mailed all of the necessary documentation to Pfizer as noted in my letter dated May 28, 2002. Copies of the Certified Mail Receipt showing Pfizer received this information on May 31, 2002 is included in our <u>RWG Exhibit 7</u>.

<u>Regarding item I. B.</u> *"The Proposal is Excludable under Rule 14a-8(f)(1) Because the Proponents Failed to Timely Correct Deficiencies in the October 28 Proposal."* (As noted on page 6 of Pfizer's December 20, 2002 letter):

Changes made to our proposal were done in a timely manner and are includable because the violation was cured within the 14 day cure period as mandated by the proxy rules.

<u>Analysis:</u>
The changes made to our May 28, 2002 proposal (Pfizer Exhibit F) entitled "Item ? - Shareholder Proposal Relating to Stock Options, Stock Awards, and Performance-Based Stock Awards" were sent to Pfizer on October 28, 2002 (Pfizer Exhibit G). Pfizer's response dated November 15, 2002 (Pfizer Exhibit H) was not received by me until **December 3, 2002** the same date as their December 3, 2002 letter <u>(RWG Exhibit 7)</u> as I recall. My response to Pfizer was on **December 10, 2002** seven (7) calendar days from when I received their November 15 and December 3 letters. As I said in the first paragraph of my December 10, 2002 letter (Pfizer Exhibit A), my wife and I were out of the country from November 16 to November 23. I am enclosing a copy of our "E

Ticket" showing 6:00 AM departure on November 16 from Greensboro and our return on November 23 and a copy of our Cruises Only invoice showing 11/16/2002 - 11/23/2002 as the "Trip Start Date/End Date" (RWG Exhibit 4). Our itinerary included Costa Maya, Mexico (suppose to be Grand Cayman), Belize City, Belize, and Cozumel, Mexico. According to Fed Ex's December 2, 2002 letter to Pfizer they attempted three deliveries 11:24AM on 11/16/2002, again on 11/18/2002 and again on 11/19/2002. We were gone from 6:00AM on November 16, 2002 and didn't return until November 23, 2002. When I contacted Fed Ex from the notice I found on my front door side window to make a delivery, they said they have a policy of only making three efforts to deliver and that they had already done that and their company policy would not allow them to deliver more than three times. I thought at the time that policy makes no sense, their three delivery attempts were done while I was away, I'm here now, why can't they deliver it. I don't know how long it took Fed Ex to notify the sender that they only make three delivery attempts and they would not deliver the item.

Regarding item 1. B.1. concerning *"The Proposal is excludable to Rules 14a-8(c) and 14a-8(f)(l) because the October 28 Proposal contained more than one proposal and the Proponents failed to timely correct this deficiency"* (As noted on page 7 of the Pfizer December 20, 2002 letter):

Paragraph b. regarding the proper expensing of stock options was accommodatively removed from the October 28 Proposal (Pfizer Exhibit G, 3rd and 4th pages) **and does not appear in the December 10 proposal** (Pfizer Exhibit A). **The proposal was submitted on a timely basis as discussed above in item 1.B. and is includable because the "violation" was cured within the 14 day cure period as mandated by the proxy rules.**

Analysis:
Pfizer's November 15, 2002 letter (Pfizer Exhibit H) states, "It appears that your October 28, 2002 letter contains two shareholder proposals...(and) your revised proposal exceeds the 500-word limit". In my December 10, 2002 response letter, (Pfizer Exhibit A), 1st page, 3rd paragraph, 5th line, I said, "The two (items or paragraphs (not proposals)... are **interdependent**. If net income remains grossly overstated by 20-40% as previously discussed (by not properly expensing stock options) and our constraints (in paragraph a.) are based on limiting stock buy backs to a percent of net income, etc., (and by removing paragraph b.) we are **reducing the effectiveness of this shareholder proposal** unless the "proper expensing of stock options were to occur in the foreseeable future. Sir David Tweedie, Chairman of the International Accounting Standards Board, has asked me for comments by March 7, 2003 on their "Exposure Draft, ED 2 Share-based Payment" which includes accounting for employee stock options (RWG Exhibit 5). So people are concerned and something will hopefully be forthcoming." The Financial Accounting Standards Board (FASB) has issued an Invitation to Comment on Accounting for Stock-Based Compensation by February 1, 2003

(RWG Exhibit 5). I believe the current "acceptable" accounting principles for accounting for stock option compensation expense will change. For comments on the relationship between stock option compensation expense and stock buy-backs please see Pfizer Exhibit A, pages 2 and 3 and RWG Exhibit 2, especially pages 8 and 9.

Nevertheless in an effort to be accommodative, **item b.** regarding the proper expensing of stock options in my October 28, 2002 proposal (Pfizer Exhibit B, 3rd page) **was removed** but I asked to reserve the right to update the numbers in the proposal based on updated information from the Year 2002 should they become available on a timely basis.

Regarding item 1. B.2. *"The Proposal and Supporting Statement are excludable under Rule 14a-8(d) and 14a-8(f)(l) because the October 28 Proposal exceeded the 500 word limit and this deficiency was not cured in a timely manner."* (As noted on page 9 of the Pfizer December 20, 2002 letter).

The December 10 Proposal (Pfizer Exhibit A pages 4 and 5) **was submitted on a timely basis and does not exceed the 500 word limit and is includable because the violation was cured within the 14 day cure period as mandated by the proxy rules.**

Regarding item II. A. *"The Proposal is Excludable under Rule 14a-8(I)(7) Because It Deals with Matters Relating to Pfizer's Ordinary Business Operations."* (As noted on pages 9-11 of the Pfizer December 20, 2002 letter).

The Proposal is includable because it does not deal with matters relating to Pfizer's Ordinary Business Operations but rather with those matters that are significant, unique, and periodic requiring the special approval of the Board of Directors or Shareholders. This Proposal will restore investor confidence by reducing earnings (given the same level of income) when stock option transactions exceed the amount of shares bought back and encourage fair and balanced allocation between dividends (stockholders)and stock options (management/employees).

Analysis:
"Of Pfizer's $20.3 billion in net income over the last 3 ½ years, **$8.3 billion** was paid to shareholders as dividends but **$9.2 billion** or 45% of net income has been used to buy back or "purchase common stock" (RWG Exhibit 6, page 43 for the years 2001-1999 and page 5 for Six months ended June 30, 2002). For the Nine Months Ended Sept. 29, 2002 Pfizer's "Purchases of common stock" has increased to 75% of Net income ($4,726/$6,270). **Paying dividends and authorizing stock purchases are significant, unique, periodic matters which**

require special approval from the Pfizer Board of Directors and/or Shareholders as opposed to the "day-to-day" "deep matters" of a complex nature which management face on a daily basis. Placing a limitation on the amount of common stock purchased is an integral part of these special matters which require approval from an authority higher than management.

Our proposal places a simple limitation on the amount of its own stock a company can purchase. It has no "limitations on the number of shares granted, exercised, awarded, or shares issued". However, by limiting the amount of cash used to buy back common stock, earnings per share will decrease when stock options exercised exceed the amount of shares bought back under this proposal. Earnings per share will increase when shares bought back under this proposal exceed stock options exercised. Under the current program, there has been no **decrease** (original letter incorrectly states "increase") in the number of shares outstanding but rather an increase as noted in RWG Exhibit 2, Table 7-5a). For the three years ending 2001 Pfizer's "shares outstanding" increased from 6.118 billion shares at the end of 1999 to 6.210 billion shares at the end of 2001 despite purchasing $7.2 billion of their own common stock (RWG Exhibit 2, Table 7-5b, line 13). This is because the Pfizer share buyback program has purchased 178 million shares reducing "shares outstanding" but 261 million shares have been exercised increasing shares outstanding as noted in RWG Exhibit 7-5a. Hence, although a lot of cash is being used ($9.2 billion over the last 3 ½ years) to buyback shares there has been no decrease in the "shares outstanding". That's called "eating you cake and having it too!" "Free" cash flow per share has become a small fraction of earnings per share. Some professional investment managers may not be fooled with the understatement of stock compensation expense and the huge amounts of cash being used to buyback shares with no reduction in the number of "shares outstanding"..

This Shareholder Proposal (which limit's the amount of cash used for share buybacks) "**penalizes**" or "**rewards**" earnings per share based on whether or not options exercised exceed or are less than the amount of shares bought back under this proposal. Earnings per share will **decrease** when the number of shares exercised *exceeds* the number of shares allowed to be bought back. Earnings per share will **increase** when the number of shares exercised is *less than* the number of shares allowed to bought back" (Pfizer Exhibit A, page 2 beginning with last paragraph).

(4)

RWG EXHIBIT 4

American Express statements for Robert W. Glenn showing transactions in Virginia Beach, Virginia and Davis, West Virginia from 5/04/2002 to 5/18/2002.

Copy of United Airlines E Ticket showing Delta Flights to and from Florida November 16 and November 23, 2002
And
Copy of Cruise Only invoice showing trip dates 11/16 to 11/23/2002.

NFQB3042 1420

Account Charges

W6

Cardmember Name	Account Number	Bill Closing Date	Page
ROBERT W GLENN		05-06-02	2 of 6

Amex Reference No.	Date of Transaction	Date of Posting	Transaction Description				Charges	Credits
501111-0	04/21	04/21	SALEM TAVERN 0000-0421 FOOD/BEV	WINSTON	NC 04/21/02		58.49	586M
501115-0	04/24	04/25	TRIPPS OL0000014 FOOD/BEV	GREENSBORO	NC 04/24/02		30.12	
501118-0	04/26	04/28	RCI EXCHANGE 011809733 TIMESHARE	800-338-7777	IN 04/26/02		229.99	
501119-0	04/28	04/29	VALUE CITY 0168 DANVILLE 000027505 APPAREL/HOUSEWARES/ACC		OH 04/28/02		68.84	
501119-0	04/26	04/29	REARN THAI 00077067 RESTAURANTS	GREENSBORO	NC 04/26/02		23.12	
501119-0	04/26	04/29	INTERVAL INTERNATIONMIAMI 700 M#696 INTERVAL INT* EXCHANGE		FL 04/26/02		224.00	
501121-0	04/30	05/01	MERCHANT TIRE 5041 078983168 TIRES/SERVICE	GREENSBORO	NC 04/30/02		247.75	RWGLC
501123-0	05/03	05/03	CITGO0610 ROYS CITGOGREENSBORO CITGO GAS/MSC7221050330610017		NC 05/03/02		14.60	
501124-0	05/04	05/04	LYNNHAVEN FISH HOUSEVIRGINIA BEACH 205041945 01 FOOD AND BEVERAGE		VA 05/04/02		126.21	
501124-0	05/04	05/04	MILLER MART #50 118481326 SHELL OIL 054517500077	CHESAPEAKE	VA 05/04/02		15.86	
501125-0	05/04	05/05	THE GALLEY RESTAURANVIRGINIA BCH 004124010 FOOD-BEV		VA 05/04/02		20.89	
501126-0	05/05	05/06	HARRIS TEETER #181 VIRGINIA BEACH 031117674 GROCERY STORE		VA 05/05/02		40.19	
				TOTAL FOR CARD 100			6,374.61	1,038.73
				PAGE TOTAL			1,100.06	.00

Prepared For
ROBERT W GLENN

Account Number

New Activity

Transactions for ROBERT W GLENN
Card 3725-283161-01005

Transaction	Amount $
May 8, 2002 CHIX CAFI VIRGINIA BCH VA VU0300063 FOOD/BEVERAGE 05/08/02 Reference: 501129-00	54.03
May 8, 2002 TIME WARNER CABLE-GRGREENSBORO 0000392 TIME WARNER CABLE 05/08/02 Reference: 501129-00	46.25
May 9, 2002 THE OLIVE GARDEN USAVIRGINIA BEACH VA 118501494 FOOD/BEVERAGE 05/09/02 Reference: 501130-00	49.47
May 9, 2002 THE JEWISH MOTHER VIRGINIA BCH VA X80100699 FOOD/BEV 05/09/02 Reference: 501130-00	22.62
May 9, 2002 A.R.TASCH PRESIDENTVIRGINIA BEACH . VA 119052356 SHELL OIL 054595000032 05/09/02 Reference: 501130-00	16.83
May 9, 2002 VALUE CITY 0193 VIRGINIA BEACH VA 000043551 APPAREL/HOUSEWARES/ACC 05/09/02 Reference: 501131-00	45.46
May 10, 2002 PAYLESS SHOESOURCE VIRGINIA BEACH VA 031990510 SHOES AND ACCESSORIES 05/10/02 Reference: 501131-00	20.36
May 10, 2002 PAYLESS SHOESOURCE VIRGINIA BEACH VA 031990510 SHOES AND ACCESSORIES 05/10/02 Reference: 501131-00	39.68
May 10, 2002 SHOGUN JAPANESE STEAVIRGINIA BEACH VA 67656947 00/FOOD AND BEVERAGE 05/10/02 Reference: 501132-00	50.04
May 10, 2002 STEIN MART #0184 VA VIRGINIA BEACH, VA 005409201 Merchandise 05/10/02 Reference: 501132-00	22.88

Continued on next page

American Express Cards

Prepared For
ROBERT W GLENN

Account Number

Closing Date
June 5, 2002

Transactions Continued

Date	Description	Reference	Amount $
May 11, 2002	FASTOP SHELL QUINTON VA 151972136 SHELL OIL 057524759008 05/11/02	501131-00	15.05
May 11, 2002	ETNA HARRISONBURG VA 000004785 FUEL 05/11/02	501132-00	8.00
May 11, 2002	CLARION RESORT & CONVIRGINIA BCH VA 0000-0512 LODGING CHARGES 05/11/02	501133-00	11.84
May 12, 2002	GIGI'S PIZZA CAFE DAVIS WV 129010977 FOOD & BEVERAGE 05/12/02	501133-00	14.83
May 13, 2002	RITE AID CORP 02265 PARSONS WV 134003849 WVDRUG STORE/PHARMACY 05/13/02	501134-00	22.73
May 13, 2002	430 RANDOLPH AVE ELKINS WV TEXACO 1464822009513521802 3087 05/13/02	501135-00	42.69 RWGIC Auto Repair
May 15, 2002	BRUCETON PETROLEUM COAKLAND MD BP OIL GAS / MISC. 135009612 05/15/02	501135-00	7.00
May 15, 2002	RED HOUSE SCHOOL COUOAKLAND MD AP000060A COLLECTIBLES/GIFTS 05/15/02	501136-00	16.28
May 17, 2002	DEERFIELD VILLAGE REDAVIS WV 096010742 FOOD/BEV 05/17/02	501138-00	29.70
May 18, 2002	CITGO2221 SAVE-X #12DALEVILLE VA CITGO GAS/MSC0604051932221012 05/18/02	501139-00	16.00
May 20, 2002	CITGO0610 ROYS CITGOGREENSBORO NC CITGO GAS/MSC0126052030610017 05/20/02	501140-00	7.50
May 24, 2002	LIBBY HILL SEAFOOD #GREENSBORO NC Z100008F7 FOOD/BEV 05/24/02	501145-00	13.48
May 28, 2002	USPS 3631970416 GREENSBORO NC 01493001 7 POSTAL SERVICES 05/28/02	501149-00	11.85 RWGIC
May 29, 2002	SAVINGS BONDS DIRECT304-480-6112 1577846 SAVINGS BONDS DIRECT 05/29/02	501149-00	5,000.00
June 2, 2002	CROWN 80075110 GREENSBORO NC CROWN GAS/MSC0706060380075110 06/02/02	501154-00	14.00
June 2, 2002	ELIZABETHS PIZZA GREENSBORO NC 60520508 FOOD/BEVERAGE 06/02/02	501155-00	18.12

10730 R09F1A2J 03302

Continued on reverse

E℠ TICKET

URGENT ITINERARY FOR:

SALLY GLENN
FAX (336) 288 8429

THIS DOCUMENT IS FOR REFERENCE ONLY

- Your airline ticket is electronic, stored in our computer system
- As with all airline tickets, your electronic ticket is not transferable
- Bring the CREDIT CARD used for purchase and a PHOTO ID to check-in
- Please note that all Seat Assignments are subject to release if unclaimed 20 minutes prior to departure (30 minutes to/from Hawaii)
- If your travel plans change call UNITED Reservations at 1-800-241-6522

Thank you for choosing United Airlines!

ITINERARY - RESERVATION NUMBER: X13550 Seats assigned.

GLENN/SALLY MRS MILEAGE PLUS NO. 00304 575 85
GLENN/ROBERT W MR MILEAGE PLUS NO. 00304 575 84

DELTA 853 NONSTOP - ECONOMY/CONFIRMED MP MILES *****
DEPART: SAT 16 NOV 6:00A GREENSBORO EQUIP: 727
ARRIVE: SAT 16 NOV 7:14A ATLANTA

DELTA 1143 NONSTOP - ECONOMY/CONFIRMED MP MILES *****
DEPART: SAT 16 NOV 8:50A ATLANTA EQUIP: 767
ARRIVE: SAT 16 NOV 10:17A TAMPA

DELTA 633 NONSTOP - ECONOMY/CONFIRMED MP MILES *****
DEPART: SAT 23 NOV 1:00P TAMPA EQUIP: 767
ARRIVE: SAT 23 NOV 2:31P ATLANTA

DELTA 455 NONSTOP - ECONOMY/CONFIRMED MP MILES *****
DEPART: SAT 23 NOV 3:55P ATLANTA EQUIP: M80
ARRIVE: SAT 23 NOV 5:08P GREENSBORO

EACHWN

UNITED AIRLINES

(I HAD NO CREDIT CARD CHARGES FROM NOV 15 TO NOV 23, 2002)

CRUISES ONLY
World's Largest Cruise Agency
www.cruisesonly.com
part of MyTravel group

Please Remit Payment To:
P.O. BOX 536637, ORLANDO, FL 32853-6637
Phone #: (888) 282-1756 Fax #: (407) 895-9238

Customer Service Questions Call (800) 995-6484

Order Information: Invoice Date:09/18/2002

Order Number	2730014
Cruise Counselor	Marco Botelho Ext. 82249
Cruise Line	Royal Caribbean
Ship	Nordic Empress
Trip Start Date/ End Date	11/16/2002 - 11/23/2002
Sail Date	Saturday, November 16, 2002
No. of Nights of the Cruise	7
Itinerary	Caribbean-Western
Port of Embarkation	Tampa, Florida
Category	K
Cabin No.	GTY - Queen Or Twin
Dining Request	First/Non-Smoking Confirmed

Mailing Address:

SALLY GLENN
6 WOODSTOCK COURT
GREENSBORO, NC 27408

Passengers	Air City
SALLY GLENN	No Air Included
ROBERT GLENN	No Air Included

Qty	Description	Unit Price	Extended Price
2	Cruise Fare	360.00	720.00
2	Port Charges & Taxes/Fees	167.00	334.00
1	Shipping and Handling	9.95	9.95
Total:			1,063.95
Less amount received to date:			1,063.95
Balance due without insurance:			0.00
Balance due with insurance:			0.00

Cruise Now, Pay Later!

Visit www.Finance.CruisesOnly.com or call your cruise counselor to learn more about our flexible financing program.

Thank You Very Much For Your Business

Quality assurance is very important to us. To ensure the accuracy of your cruise documents, please review your booking details. Should you notice an error of any kind, please notify your cruise counselor immediately. Pay particular attention to spelling of names, accuracy of dates and air city. Cruise line terms and condition(s) of sale are found in their brochure.

***** Remember proof of citizenship *****

If one or more persons cancel, the rate(s) for remaining occupants may increase. Should this booking be cancelled after initial payment, said cancellation is subject to an administrative fee of $35 per person. In addition, you are subject to cruise line cancellation fees as outlined in their brochure. All cancellations must be received in writing. All taxes and government fees contained herein are subject to change at any time. The cruise line may cancel your cruise should final payment not be received by due date. You may protect yourself against unforeseen cancellation for covered reasons when you purchase our Travel Insurance.

PLEASE SEE OTHER SIDE FOR IMPORTANT INFORMATION.

Detach and mail with payment to: Cruises Only P.O. BOX 536637, ORLANDO, FL 32853-6637

Order Information: Invoice Date:09/18/2002

Order Number	2730014
Name	SALLY GLENN
Cruise Line	Royal Caribbean
Ship	Nordic Empress
Sail Date	11/16/2002

Payment Information:

Total Amount Received:	1,063.95
Balance due with insurance:	0.00

Address for documents to be Shipped:

SALLY GLENN (336) 288-8429
6 WOODSTOCK COURT
GREENSBORO, NC 27408

(Please verify the address. If incorrect, note proper address on back of slip.)

Credit Card Authorization: (Signature is required for credit cards.)

CC#: ______ Exp: __/__
Date To Charge: __/__/__ Amount: ______
Name on Card: ______
Signature: ______

Form: 319259

5

RWG EXHIBIT 5

Copy of FASB News Release 11/18/02

FASB Issues Invitation to Comment That Compares IASB's and FASB's Accounting for Stock-Based Compensation.

Copy of Letter from Sir David Tweedie, Chairman, International Accounting Standards Board. Dated 7 November 2002

NEWS RELEASE 11/18/02

FASB Issues Invitation to Comment That Compares IASB's and FASB's Accounting for Stock-Based Compensation

Norwalk, CT, November 18, 2002—The Financial Accounting Standards Board (FASB) has issued an Invitation to Comment, Accounting for Stock-Based Compensation: A Comparison of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, and Its Related Interpretations, and IASB Proposed IFRS, *Share-based Payment*. That Invitation to Comment explains the similarities of and differences between the proposed guidance on accounting for stock-based compensation included in the International Accounting Standards Board's (IASB's) recently issued exposure draft and the accounting for stock-based compensation under FASB Statement 123.

Through the Invitation to Comment, the FASB seeks constituents' views on those similarities and differences as well as other aspects of the fair value based method of accounting for stock-based compensation, including issues related to measuring the fair value of employee stock options. A copy of the ___ is available on the FASB's website. The comment period ends on February 1, 2003.

In reflecting on the fair value based method of accounting in Statement 123 and the IASB proposal, Robert Herz, FASB Chairman, commented, "While some differences exist between the IASB's and FASB's methodologies, the two are similar in many respects. For example, both the IASB and the FASB have concluded that stock-based compensation should be recognized as an expense. Both base the amount of compensation expense on the fair value of stock-based awards at grant date." Herz added, "The comments we receive from constituents on the similarities and differences between the two approaches will provide valuable input to the FASB when it considers how we can improve the accounting for stock-based compensation in the U.S., including whether we should require use of the preferred fair value based method."

In the mid-1990s, the FASB proposed that companies be required to recognize stock-based compensation in the income statement using a fair value based method.

Due to the strong opposition the FASB received on its proposal, the Board modified its position. That modified position, reflected in Statement 123, permits the continued use of the intrinsic value based method of accounting provided that companies disclose the amount of net income and earnings per share that would have been reported had the preferable fair value based method been used.

FASB Practice Fellow Michael Tovey added, "Another important reason for issuing this Invitation to Comment was to provide information that our constituents would find useful in analyzing and commenting on the IASB exposure draft. The FASB will not be commenting directly to the IASB on its proposal, and, therefore, we

encourage all of our constituents to directly participate in the IASB's due process by voicing their views to the IASB in London."

About the Financial Accounting Standards Board

Since 1973, the Financial Accounting Standards Board has been the designated organization in the private sector for establishing standards of financial accounting and reporting. Those standards govern the preparation of financial reports and are officially recognized as authoritative by the Securities and Exchange Commission and the American Institute of Certified Public Accountants. Such standards are essential to the efficient functioning of the economy because investors, creditors, auditors and others rely on credible, transparent and comparable financial information. For more information about the FASB, visit our website at www.fasb.org.

The Financial Accounting Standards Board

Serving the investing public through transparent information resulting from high-quality financial reporting standards developed in an independent, private-sector, open due process.

First Floor, 30 Cannon Street, London EC4M 6XH, United Kingdom
Telephone: +44 (020) 7246-6410, Fax: +44 (020) 7246-6411
E-mail: iasb@iasb.org.uk Internet: http://www.iasb.org.uk

International Accounting Standards Board®

7 November 2002

Mr Robert W Glenn
6 Woodstock Court
Greensboro
NC 27408
U S A

Dear Mr Glenn

Thank you for your email of 2 November.

As you may be aware, the IASB has a project to develop an International Financial Reporting Standard on share-based payment, which includes accounting for employee stock options.

We have today published for public comment an Exposure Draft, ED 2 *Share-based Payment*. We have invited comments on the proposals in ED 2 by 7 March 2003. Given your interest in the project, I hope that you will send us your comments in due course. The ED has been published initially in hard copy only, but will be freely available on our website from 18 November.

Yours sincerely

Sir David Tweedie
Chairman

(6)

RWG EXHIBIT 6

Select Pages from Pfizer 2001 Annual Report.

Pfizer Proxy Statement March 8, 2001

Pfizer Unaudited Statement June 30, 2002

Pfizer Unaudited Statement Sept. 29, 2002

Pfizer

Our mission is to become the world's most valued company.

Annual Report 2001



Most Valued

What the experts say it means:

Christopher Reeve
on Patients

Shelly Lazarus
on Customers

Ken Blanchard
on Colleagues

Dick Grasso
on Investors

Fred Smith
on Business Partners

Jimmy Carter
on Communities

Also inside...
Six stories that demonstrate the progress Pfizer is making toward our mission.

Sasha Elterman
Her triumph over a life-threatening illness.

Consolidated Statement of Income

Pfizer Inc and Subsidiary Companies

(millions, except per share data)	2001	2000	1999
	Year ended December 31		
Revenues	**$32,259**	$29,355	$27,166
Costs and expenses:			
Cost of sales	**5,034**	5,007	5,576
Selling, informational and administrative expenses	**11,299**	11,223	10,600
Research and development expenses	**4,847**	4,435	4,036
Merger-related costs	**839**	3,257	33
Other income—net	**(89)**	(348)	(24)
Income from continuing operations before provision for taxes on income and minority interests	**10,329**	5,781	6,945
Provision for taxes on income	**2,561**	2,049	1,968
Minority interests	**16**	14	5
Income from continuing operations	**7,752**	3,718	4,972
Discontinued operations—net of tax	**36**	8	(20)
Net income	**$ 7,788**	$ 3,726	$ 4,952
Earnings per common share—basic			
Income from continuing operations	**$ 1.25**	$ .60	$ .81
Discontinued operations—net of tax	**—**	—	—
Net income	**$ 1.25**	$ .60	$ .81
Earnings per common share—diluted			
Income from continuing operations	**$ 1.22**	$ .59	$ .79
Discontinued operations—net of tax	**—**	—	(.01)
Net income	**$ 1.22**	$ .59	$ .78
Weighted average shares—basic	**6,239**	6,210	6,126
Weighted average shares—diluted	**6,361**	6,368	6,317

See Notes to Consolidated Financial Statements which are an integral part of these statements.

6,361,000,000
+ 52,700,000

7,788
X .20
1557.60

2,715
X .5
1357.50
÷ 40

Consolidated Statement of Shareholders' Equity

Pfizer Inc and Subsidiary Companies

	Common Stock		Additional Paid-in	Employee Benefit Trusts		Treasury Stock		Retained	Accum. Other Com-prehensive	
(millions)	Shares	Par Value	Capital	Shares	Fair Value	Shares	Cost	Earnings	Inc./(Exp.)	Total
Balance January 1, 1999	6,559	$328	$5,629	(102)	$(4,200)	(339)	$ (3,911)	$15,403	$ (633)	$12,616
Comprehensive income:										
Net income								4,952		4,952
Other comprehensive expense—net of tax:										
Currency translation adjustment									(503)	(503)
Net unrealized gain on available-for-sale securities									111	111
Minimum pension liability									(20)	(20)
Total other comprehensive expense									(412)	(412)
Total comprehensive income										4,540
Cash dividends declared								(1,894)		(1,894)
Stock option transactions	73	4	903	3	93	—	(16)			984
Purchases of common stock						(66)	(2,500)			(2,500)
Employee benefit trusts transactions—net			(735)	10	1,219	(8)	(424)			60
Other	(1)	—	146					(2)		144
Balance December 31, 1999	6,631	332	5,943	(89)	(2,888)	(413)	(6,851)	18,459	(1,045)	13,950
Comprehensive income:										
Net income								3,726		3,726
Other comprehensive expense—net of tax:										
Currency translation adjustment									(458)	(458)
Net unrealized gain on available-for-sale securities									37	37
Minimum pension liability									(49)	(49)
Total other comprehensive expense									(470)	(470)
Total comprehensive income										3,256
Cash dividends declared								(2,569)		(2,569)
Stock option transactions	115	5	2,322	16	573	—	(15)			2,885
Purchases of common stock						(23)	(1,003)			(1,003)
Employee benefit trusts transactions—net			494	(1)	(1,067)	1	11			(562)
Other	3	—	136					(17)		119
Balance December 31, 2000	6,749	337	8,895	(74)	(3,382)	(435)	(7,858)	19,599	(1,515)	16,076
Comprehensive income:										
Net income								7,788		7,788
Other comprehensive expense—net of tax:										
Currency translation adjustment									(37)	(37)
Net unrealized loss on available-for-sale securities									(91)	(91)
Minimum pension liability									(106)	(106)
Total other comprehensive expense									(234)	(234)
Total comprehensive income										7,554
Cash dividends declared								(2,869)		(2,869)
Stock option transactions	40	2	981	8	337	6	104			1,424
Purchases of common stock						(89)	(3,665)			(3,665)
Employee benefit trusts transactions—net			(724)	(1)	395	2	25			(304)
Other	3	1	148			1	16	(88)		77
Balance December 31, 2001	**6,792**	**$340**	**$9,300**	**(67)**	**$(2,650)**	**(515)**	**$(11,378)**	**$24,430**	**$(1,749)**	**$18,293**

See Notes to Consolidated Financial Statements which are an integral part of these statements.

Consolidated Statement of Cash Flows

Pfizer Inc and Subsidiary Companies

	Year ended December 31		
(millions of dollars)	**2001**	2000	1999
Operating Activities			
Income from continuing operations	**$ 7,752**	$ 3,718	$ 4,972
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	**1,068**	968	905
Gains on sales of equity investments	**(17)**	(216)	—
Harmonization of accounting methodology	**(175)**	—	—
Loss on sale of Animal Health feed-additive products	**—**	85	—
Costs associated with the withdrawal of Rezulin	**—**	102	—
Trovan inventory write-off	**—**	—	310
Deferred taxes and other	**217**	(265)	213
Changes in assets and liabilities, net of effect of businesses divested:			
Accounts receivable	**(30)**	(498)	(1,274)
Inventories	**(102)**	(436)	(278)
Prepaid and other assets	**132**	365	(127)
Accounts payable and accrued liabilities	**(201)**	807	378
Income taxes payable	**298**	1,315	144
Other deferred items	**349**	250	250
Net cash provided by operating activities	**9,291**	6,195	5,493
Investing Activities			
Purchases of property, plant and equipment	**(2,203)**	(2,191)	(2,493)
Proceeds from disposals of property, plant and equipment	**68**	91	83
Purchases of short-term investments, net of maturities	**(14,218)**	(7,982)	(9,270)
Proceeds from redemptions of short-term investments	**12,808**	6,592	7,785
Purchases of long-term investments	**(3,713)**	(618)	(40)
Proceeds from sales of equity investments	**80**	346	42
Increases in long-term loans	**—**	(220)	(41)
Purchases of other assets	**(242)**	(174)	(253)
Proceeds from sales of other assets	**137**	184	193
Proceeds from sales of businesses—net	**8**	193	26
Other investing activities	**50**	26	62
Net cash used in investing activities	**(7,225)**	(3,753)	(3,906)
Financing Activities			
Proceeds from issuances of long-term debt	**1,837**	18	14,025
Repayments of long-term debt	**(151)**	(529)	(14,046)
Increase in short-term debt	**2,351**	1,247	2,134
Decrease in short-term debt	**(526)**	(2,427)	(14)
Proceeds from common stock issuances	**62**	59	62
Purchases of common stock	**(3,665)**	(1,005)	(2,542)
Cash dividends paid	**(2,715)**	(2,197)	(1,820)
Stock option transactions and other	**711**	1,129	574
Net cash used in financing activities	**(2,096)**	(3,705)	(1,627)
Net cash used in discontinued operations	**(28)**	—	(20)
Effect of exchange-rate changes on cash and cash equivalents	**(5)**	4	11
Net decrease in cash and cash equivalents	**(63)**	(1,259)	(49)
Cash and cash equivalents at beginning of year	**1,099**	2,358	2,407
Cash and cash equivalents at end of year	**$ 1,036**	$ 1,099	$ 2,358
Supplemental Cash Flow Information			
Cash paid during the period for:			
Income taxes	**$ 1,006**	$ 1,041	$ 1,573
Interest	**303**	460	379

See Notes to Consolidated Financial Statements which are an integral part of these statements.

The components in the balance sheet consist of:

(millions of dollars)	Pension 2001	Pension 2000	Postretirement 2001	Postretirement 2000
Prepaid benefit cost	**$ 1,243**	$ 814	**$ —**	$ —
Accrued benefit liability	**(1,155)**	(930)	**(587)**	(564)
Intangible asset	**79**	56	**—**	—
Accumulated other comprehensive income	**565**	403	**—**	—
Net (liability)/asset recorded in consolidated balance sheet	**$ 732**	$ 343	**$(587)**	$(564)

Information related to both domestic and international plans follows:

(millions of dollars)	Pension 2001	Pension 2000
Pension plans with an accumulated benefit obligation in excess of plan assets:		
Fair value of plan assets	**$ 840**	$ 438
Accumulated benefit obligation	**1,966**	1,346
Pension plans with a projected benefit obligation in excess of plan assets:		
Fair value of plan assets	**$3,336**	$3,267
Projected benefit obligation	**5,081**	4,582

Plans with accumulated benefit obligations and projected benefit obligations in excess of plan assets are primarily attributable to U.S. unfunded supplemental retirement plans, as well as certain international plans whose liabilities are typically accrued for and reported in our consolidated balance sheet.

An average increase of 9% in the cost of health care benefits was assumed for 2002 and is projected to decrease over the next six years to 5% and to then remain at that level.

A 1% change in the medical trend rate assumed for postretirement benefits would have the following effects at December 31, 2001:

(millions of dollars)	1% Increase	1% Decrease
Total of service and interest cost components	$ 4	$ (3)
Postretirement benefit obligation	50	(45)

We have savings and investment plans in several countries including the U.S. and Puerto Rico. Employees may contribute a portion of their salaries to the plans and we match a portion of the employee contributions. Our contributions were $107 million in 2001, $86 million in 2000 and $80 million in 1999.

13 Lease Commitments

We lease properties and equipment for use in our operations. In addition to rent, the leases may require us to pay directly for taxes, insurance, maintenance and other operating expenses, or to pay higher rent when operating expenses increase. Rental expense, net of sublease income, was $300 million in 2001, $318 million in 2000 and $295 million in 1999. This table shows future minimum rental commitments under noncancellable operating leases at December 31, 2001:

(millions of dollars)	2002	2003	2004	2005	2006	After 2006
Lease commitments	$145	$132	$126	$102	$97	$690

14 Common Stock

In June 2001, we announced a new $5 billion share-purchase program, with a limit of 120 million shares to be made over a consecutive 18 month period in the open market or in privately negotiated transactions. In May 2001, we completed the $5 billion share-purchase program begun in September 1998. Under this program, we purchased, in total, approximately 127 million shares at a total cost of $5 billion. $39.37

In 2001, we purchased approximately 68.5 million shares of our common stock in the open market at an average price of $40.83 per share under the June 2001 share-purchase program and approximately 20.3 million shares of our common stock at an average price of $42.72 per share under the September 1998 share-purchase program. In 2000, we purchased approximately 23.1 million shares of our common stock in the open market at an average price of $43.46 per share. In 1999, we purchased approximately 65.6 million shares of our common stock in the open market at an average price of $38 per share.

We effected a three-for-one stock split of our common stock in the form of a 200% stock dividend in 1999. All share and per share information in this report reflects the stock split. Per share data may reflect rounding adjustments as a result of the stock split.

	1999	2000	2001	TOTAL
Sept 1998 / June 2001	65.6M	23.1M	20.3 / 68.5	109 / 68.5 / 177.5M shares
Sept 98 / June 2001	$38	$43.46	42.72 / 40.83	
Sept 98 / June 2001	$2.493	$1.004	$.867 / 2.797 / 3.664	$4.364 / 2.797 / $7.161 ÷ 177.5 share = $40.34
Ave	$38	$43.46	$41.26	

18 Stock Option and Performance Unit Awards

We have stock and incentive plans related to employees which allow for stock options, performance unit awards and stock awards.

We may grant stock options to employees, including officers, under the plans. Options are exercisable after five years or less, subject to continuous employment and certain other conditions, and expire 10 years after the grant date. Once exercisable, the employee can purchase shares of our common stock at the market price on the date we granted the option. The 1996 Stock Plan, a former Warner-Lambert plan, provided that, in the event of a change in control of Warner-Lambert, stock options already granted became exercisable immediately.

Shares available for award (in thousands) at:

- December 31, 1999 198,423
- December 31, 2000 137,248
- December 31, 2001 249,572

The table below summarizes information concerning options outstanding under the plans at December 31, 2001:

(thousands of shares)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Remaining Contractual Term (years)	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$ 0 – $ 5	7,683	2.1	$ 4.03	7,683	$ 4.03
5 – 10	57,754	2.9	6.66	57,747	6.66
10 – 15	48,747	4.9	11.59	48,505	11.59
15 – 20	42,798	5.8	17.91	41,446	17.90
20 – 30	20,298	7.1	24.92	20,099	24.93
30 – 40	100,077	7.5	33.65	75,804	33.76
over 40	136,566	8.3	43.68	26,066	42.07
	413,923			277,350	

The following table summarizes the activity for the plans:

(thousands of shares)	Under Option Shares	Weighted Average Exercise Price Per Share
Balance January 1, 1999	454,325	11.97
Granted	94,168	37.32
Exercised	(75,872)	7.81
Cancelled	(5,641)	25.63
Balance December 31, 1999	466,980	17.59
Granted	65,863	32.49
Exercised	(130,756)	8.79
Cancelled	(6,473)	34.23
Balance December 31, 2000	395,614	22.71
Granted	79,155	45.34
Exercised	(54,082)	14.41
Cancelled	(6,764)	39.23
Balance December 31, 2001	**413,923**	**28.05**

Options granted in 1999 include options for 450 shares granted to every eligible pre-merger Pfizer employee worldwide in celebration of our 150th Anniversary.

The tax benefits related to certain stock option transactions were $395 million in 2001, $1,306 million in 2000 and $470 million in 1999.

The weighted-average fair value per stock option granted was $15.12 for 2001, $11.12 for 2000 and $11.79 for 1999. We estimated the fair values using the Black-Scholes option pricing model, modified for dividends and using the following assumptions:

	2001	2000	1999
Expected dividend yield	**1.41%**	1.54%	1.26%
Risk-free interest rate	**5.00%**	6.65%	5.06%
Expected stock price volatility	**31.45%**	30.68%	26.22%
Expected term until exercise (years)	**5.50**	5.35	5.75

The following table summarizes our results as if we had recorded compensation expense for the 2001, 2000 and 1999 option grants:

(millions of dollars, except per share data)	**2001**	2000	1999
Net income:			
As reported	**$7,788**	$3,726	$4,952
Pro forma	**7,228**	2,919	4,433
Basic earnings per share:			
As reported	**$ 1.25**	$ .60	$ .81
Pro forma	**1.16**	.47	.72
Diluted earnings per share:			
As reported	**$ 1.22**	$ .59	$ .78
Pro forma	**1.14**	.46	.70

In 2001, our shareholders approved a new Performance-Contingent Share Award Plan (the Plan) allowing a maximum of 12.5 million shares to be awarded. The Plan replaces the Performance-Contingent Share Award Program (the Program) that was established and became effective in 1993 to provide executives and other key employees the right to earn common stock awards. Similar to the previous Program, determination of award payouts under the Plan is made after the performance period ends, based upon specific performance criteria. Under the previous Program, up to 120 million shares could be awarded. The actual number of shares awarded and pending under the previous Program since its approval is approximately 20 million shares. At December 31, 2001, participants had the right to earn up to 11.0 million additional shares under the old Program. All awards beginning in 2002 and later will be made under the new Plan and all previous awards that may have extended performance periods will be made under the previous Program. Under the previous Program, we awarded approximately 1.7 million shares in 2001, approximately 2.3 million shares in 2000, and approximately 2.3 million shares in 1999. We did not award any shares under the new Plan as of December 31, 2001. Compensation expense related to the previous Program was $94 million in 2001, $170 million in 2000 and $64 million in 1999.

Exercised
1999 75,872 x 30.19 = $2.291
2000 130,756 x 34.67 = 4.533
2001 54,082 x 26.85 = 1.452
$8.276
260,710

Stock Option — The Great Cover-up.
Awarded
1999 94,168 x 37.32 = $3.514
2000 65,863 x 32.49 = 2.140
2001 79,155 x 45.34 = 3.589
239,186 38.64 9.243
9.243

Financial Summary

Pfizer Inc and Subsidiary Companies

(millions, except per share data)	Year Ended December 31 2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
Revenues[1]	$32,259	29,355	27,166	23,231	18,975	16,957	15,606	13,149	11,788	11,337	10,342
Research and development	4,847	4,435	4,036	3,305	2,536	2,166	1,854	1,497	1,355	1,259	1,084
Other costs and expenses	16,244	15,882	16,152	15,529	12,460	11,155	10,611	9,076	8,240	8,019	7,478
Merger-related costs[2]	839	3,257	33	—	—	—	—	—	—	—	—
Divestitures, restructuring and unusual items—net[3]	—	—	—	—	—	—	—	—	1,266	(141)	844
Income from continuing operations before taxes and minority interests	10,329	5,781	6,945	4,397	3,979	3,636	3,141	2,576	927	2,200	936
Provision for taxes on income	2,561	2,049	1,968	1,163	1,081	1,073	885	665	140	583	222
Income from continuing operations before cumulative effect of accounting changes	7,752	3,718	4,972	3,232	2,888	2,489	2,119	1,814	786	1,615	712
Discontinued operations—net of tax	36	8	(20)	1,401	131	165	172	171	129	113	143
Cumulative effect of accounting changes[4]	—	—	—	—	—	—	—	—	63	(283)	(106)
Net income	$ 7,788	3,726	4,952	4,633	3,019	2,654	2,291	1,985	978	1,445	749
Effective tax rate—continuing operations	24.8%	35.4%	28.3%	26.4%	27.2%	29.5%	28.2%	25.8%	15.1%	26.5%	23.7%
Depreciation	$ 945	850	773	668	588	511	466	407	367	359	314
Property, plant and equipment additions	2,203	2,191	2,493	1,951	1,391	1,085	1,024	1,029	925	928	833
Cash dividends paid	2,715	2,197	1,820	1,501	1,294	1,145	1,010	921	844	762	674
As of December 31											
Working capital[5]	4,810	5,206	4,415	3,806	3,405	1,588	1,317	1,140	1,516	3,044	2,020
Property, plant and equipment—net	10,415	9,425	8,685	7,237	6,248	5,633	5,119	4,600	3,925	3,506	3,415
Total assets[5]	39,153	33,510	31,372	27,227	22,964	21,429	18,531	16,366	13,848	13,466	13,037
Long-term debt	2,609	1,123	1,774	1,794	2,561	2,402	1,463	1,141	1,118	1,137	843
Long-term capital[6]	21,402	17,619	16,240	14,820	13,809	12,493	9,668	7,634	6,685	7,641	7,430
Shareholders' equity	18,293	16,076	13,950	12,616	10,901	9,622	7,838	6,161	5,283	6,283	6,238
Per common share data:											
Basic:											
Income from continuing operations	$ 1.25	.60	.81	.53	.48	.41	.36	.31	.13	.26	.11
Discontinued operations—net of tax[4]	—	—	—	.23	.02	.03	.03	.03	.03	(.03)	.01
Net income	$ 1.25	.60	.81	.76	.50	.44	.39	.34	.16	.23	.12
Diluted:											
Income from continuing operations	$ 1.22	.59	.79	.51	.46	.40	.35	.30	.13	.26	.11
Discontinued operations—net of tax[4]	—	—	(.01)	.22	.02	.03	.03	.03	.03	(.03)	.01
Net income	$ 1.22	.59	.78	.73	.48	.43	.38	.33	.16	.23	.12
Market value per share (December 31)	$ 39.85	46.00	32.44	41.67	24.85	13.83	10.50	6.44	5.75	6.04	7.00
Return on shareholders' equity	45.3%	24.8%	37.3%	39.4%	29.4%	30.4%	32.7%	34.7%	16.9%	23.1%	11.8%
Cash dividends paid per share[7]	$ .44	.36	.30⅔	.25⅓	.22⅔	.20	.17⅓	.15⅔	.14	.12⅓	.11
Shareholders' equity per share	$ 2.95	2.58	2.28	2.06	1.79	1.59	1.31	1.04	.88	1.02	1.00
Current ratio	1.35:1	1.43:1	1.37:1	1.38:1	1.47:1	1.20:1	1.17:1	1.16:1	1.28:1	1.67:1	1.43:1
Weighted average shares used to calculate:											
Basic earnings per share amounts	6,239	6,210	6,126	6,120	6,084	6,039	5,955	5,918	6,048	6,205	6,207
Diluted earnings per share amounts	6,361	6,368	6,317	6,362	6,297	6,202	6,070	5,993	6,123	6,317	6,344

2000 and 1999 data was restated to reflect reclassifications between Revenues and Other costs and expenses as a result of the January 1, 2001 adoption of Emerging Issues Task Force (EITF) Issue No. 00-14, Accounting for Certain Sales Incentives. We have not restated periods prior to 1999 for EITF No. 00-14.

All financial information reflects the divestitures of our Medical Technology and Food Science businesses as discontinued operations.
We have restated all common share and per share data for the 1999 three-for-one and the 1997 and 1995 two-for-one stock splits.

(1) In 2001, we brought the accounting methodology pertaining to accruals for estimated liabilities related to Medicaid discounts and contract rebates of the former Warner-Lambert Company into conformity with our historical method. This adjustment increased revenues in 2001 by $175 million.

(2) Merger-related costs include the following:
2001 — Integration costs —$467 million and restructuring charges—$372 million.
2000 — Transaction costs directly related to our merger with Warner-Lambert Company—$226 million; costs related to Warner-Lambert's termination of the Warner-Lambert/American Home Products merger—$1,838 million; integration costs—$246 million and restructuring charges—$947 million.
1999 — Transaction costs directly related to the merger with Agouron Pharmaceuticals, Inc.—$33 million.

(3) Divestitures, restructuring and unusual items —net includes the following:
1993 — Pre-tax charges of approximately $1,270 million and $56 million to cover worldwide restructuring programs, as well as unusual items and a gain of approximately $60 million realized on the sale of our remaining interest in Minerals Technologies Inc.
1992 — Pre-tax gain of $259 million on the sale of a business, offset by pre-tax charges of $175 million for restructuring, consolidating and streamlining. In addition, it includes pre-tax curtailment gains of $57 million associated with postretirement benefits other than pensions of divested operations.
1991 — Pre-tax charges of $300 million for potential future Shiley C/C heart valve fracture claims and $544 million to cover a worldwide restructuring program.

(4) Cumulative effect of accounting changes reflects the following:
1993 — Accounting change adopted by pre-merger Warner-Lambert: SFAS No. 109—credit of $63 million or $.01 per share.
1992 — Accounting changes adopted by pre-merger Pfizer: SFAS No. 106—charge of $313 million or $.05 per share; SFAS No. 109—credit of $30 million with no per share impact.
1991 — Accounting change adopted by pre-merger Warner-Lambert: SFAS No. 106—charge of $106 million or $.02 per share.
Per share amounts of accounting changes are included in per share amounts presented for discontinued operations.

(5) Includes net assets of discontinued operations of our MTG businesses through 1997.

(6) Defined as long-term debt, deferred taxes on income, minority interests and shareholders' equity.

(7) Cash dividends paid per share for years prior to our merger with Warner-Lambert in 2000 are those of Pfizer.

Pfizer

PROXY STATEMENT

March 8, 2001



meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and an "outside director" within the meaning of Section 162(m) of the Code. Currently, the Committee is comprised of five independent directors who are not employees of the Company. The Committee will have the authority to interpret the 2001 Plan, to establish and revise rules and regulations relating to the 2001 Plan, and to make any other determinations that it believes necessary or advisable for the administration of the 2001 Plan. The Committee may delegate any or all of its authority to administer the 2001 Plan as it deems appropriate, except that no delegation may be made in the case of awards intended to be qualified under Section 162(m) of the Code.

The 2001 Plan will terminate on December 31, 2010, unless terminated earlier by the Executive Compensation Committee.

Limit On Award Under the 2001 Plan

The maximum number of shares as to which stock options and stock awards may be granted under the 2001 Plan is 250,000,000 shares. During the ten-year term of the 2001 Plan, no person may be granted stock options or stock awards of more than 2,000,000 shares in any calendar year. The shares to be delivered under the 2001 Plan will be made available from the authorized but unissued shares of Pfizer common stock or from treasury shares. Shares initially issued under the 2001 Plan that become subject to lapsed or cancelled awards or options, and shares tendered in a stock-for-stock exercise of options, will be available for further awards and options.

Eligibility

All employees of the Company and its subsidiaries will be eligible to participate in the Plan. From time to time, the Committee will determine the employees who will be granted awards, and the number of shares subject to such grants. It is expected that these determinations will be based on each individual's current and potential contribution to the success of Pfizer and its subsidiaries. At the discretion of the Committee, a participant may receive any combination of options and stock awards. Directors who are not employees of the Company or its subsidiaries are not eligible to participate. The present Directors and nominees for election as Directors who will be eligible to receive options and awards under the 2001 Plan are Dr. Henry A. McKinnell and Dr. John F. Niblack.

Stock Options

Options granted under the 2001 Plan may be either non-qualified stock options or incentive stock options qualifying under Section 422 of the Code. The price of any stock option granted may not be less than the fair market value of the stock on the date the option is granted. The option price is payable in cash or, if the grant provides, in common stock. Generally, no option may be exercised during the first year of its term or such longer period as may be specified in the option.

The 2001 Plan allows the Committee to make unvested stock options immediately exercisable upon a change of control of the Company. A "change in control" includes:

- certain changes in the composition of more than 50% of the Board;
- the acquisition by a third party of 20% or more of our common stock;
- a merger
- a sale of all or substantially all of our assets; or
- shareholder approval of a plan of liquidation.

The 2001 Plan also allows the Committee, in its discretion, to make unvested options immediately exercisable:

- where an optionee's employment is to be terminated due to a divestiture or a downsizing by us;
- for a retiring optionee who holds options with extended vesting provisions; or
- to prevent inequities.

Generally, all options terminate after a ten-year period from the date of the grant; however, an option may be exercisable for a period of up to ten years and six months, if necessary, to conform with or take advantage

Performance Graph

This graph compares our total shareholder returns (assuming reinvestment of dividends), the Standard & Poor's ("S&P") 500 Composite Stock Index ("S&P 500"), and an industry peer index compiled by us that consists of several companies (the "Peer Group").(1) The graph assumes $100 invested at the per-share closing price of the common stock on the New York Stock Exchange Composite Tape on December 31, 1995, in Pfizer and each of the indices.



500.0
400.0
300.0
200.0
100.0
0.0
1995
1996
1997
1998
1999
2000
PFIZER
PEER GROUP
S&P 500

	1995	1996	1997	1998	1999	2000
PFIZER	100.0	134.0	243.7	411.7	323.2	462.4
PEER GROUP	100.0	123.4	183.0	260.9	235.8	310.9
S&P 500	100.0	123.0	164.0	210.8	255.2	238.9

(1) The following companies comprise the Peer Group(A): Abbott Laboratories, American Home Products Corp., Baxter International Inc., Bristol-Myers Squibb Company, Colgate-Palmolive Co., Johnson & Johnson, Eli Lilly and Company, Merck and Co., Inc., Pharmacia Corporation(B) and Schering-Plough Corp. The Peer Group consolidation was done on a weighted average basis (market capitalization basis, adjusted at the beginning of each year).

(A) Pfizer acquired Warner-Lambert Company in 2000.

(B) Pharmacia & Upjohn merged with Monsanto to form Pharmacia Corporation in 2000.

PFIZER INC. AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

(millions of dollars)	Six Months Ended June 30, 2002	Six Months Ended July 1, 2001
Operating Activities		
Net income	$3,920	$3,759
Adjustments to reconcile net income to net cash provided by operating activities:		
Cumulative effect of a change in accounting principle	410	--
Discontinued operations	--	(37)
Depreciation and amortization	536	522
Gain on the sale of a minor product line	(20)	--
Gains on the sales of research-related equity investments	--	(17)
Harmonization of accounting methodology	--	(175)
Other	(6)	77
Changes in assets and liabilities	(706)	108
Net cash provided by operating activities	4,134	4,237
Investing Activities		
Purchases of property, plant and equipment	(859)	(979)
Purchases of short-term investments	(7,161)	(5,217)
Proceeds from redemptions of short-term investments	4,688	3,395
Purchases of long-term investments	(1,338)	(960)
Proceeds from redemptions of long-term investments	1,800	53
Purchases of other assets	(317)	(117)
Proceeds from sales of other assets	128	66
Proceeds from the sale of a minor product line-net	5	--
Other investing activities	93	13
Net cash used in investing activities	(2,961)	(3,746)
Financing Activities		
Increase in short-term debt	2,090	551
Principal payments on short-term debt	(441)	(242)
Proceeds from issuances of long-term debt	599	1,246
Principal payments on long-term debt	(6)	(3)
Proceeds from common stock issuances	35	30
Purchases of common stock	(1,996)	(868)
Cash dividends paid	(1,594)	(1,359)
Stock option transactions and other	297	380
Net cash used in financing activities	(1,016)	(265)
Net cash used in discontinued operations	--	(27)
Effect of exchange-rate changes on cash and cash equivalents	3	(3)
Net increase in cash and cash equivalents	160	196
Cash and cash equivalents at beginning of period	1,036	1,099
Cash and cash equivalents at end of period	$1,196	$1,295
Supplemental Cash Flow Information		
Cash paid during the period for:		
Income taxes	$ 629	$ 447
Interest	120	148

See accompanying Notes to Condensed Consolidated Financial Statements.

See accompanying Notes to Condensed Consolidated Financial Statements.

PFIZER INC. AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

(in millions)	Nine Months Ended Sept. 29, 2002	Nine Months Ended Sept. 30, 2001
Operating Activities		
Net income	$ 6,270	$5,832
Adjustments to reconcile net income to net cash provided by operating activities:		
Cumulative effect of a change in accounting principle	410	--
Discontinued operations	--	(37)
Depreciation and amortization	811	772
Charge to write-down equity investments	28	--
Gain on the sale of a minor product line	(20)	--
Gains on the sales of research-related equity investments	--	(17)
Harmonization of accounting methodology	--	(175)
Other	(2)	122
Changes in assets and liabilities	(1,048)	320
Net cash provided by operating activities	6,449	6,817
Investing Activities		
Purchases of property, plant and equipment	(1,259)	(1,519)
Purchases of short-term investments	(12,133)	(9,219)
Proceeds from redemptions of short-term investments	9,124	7,773
Purchases of long-term investments	(2,533)	(2,311)
Proceeds from redemptions of long-term investments	2,907	95

Purchases of other assets	(100)	(156)
Proceeds from sales of other assets	187	77
Proceeds from the sale of a minor product line-net	6	--
Proceeds from the sales of businesses-net	--	8
Other investing activities	47	82
Net cash used in investing activities	(3,754)	(5,170)
Financing Activities		
Increase in short-term borrowings	4,657	2,120
Principal payments on short-term borrowings	(442)	(411)
Proceeds from issuances of long-term borrowings	600	1,238
Principal payments on long-term debt	(212)	(30)
Proceeds from common stock issuances	53	46
Purchases of common stock	(4,726)	(2,213)
Cash dividends paid	(2,382)	(2,038)
Stock option transactions and other	497	474
Net cash used in financing activities	(1,955)	(814)
Net cash used in discontinued operations	--	(27)
Effect of exchange-rate changes on cash and cash equivalents	(2)	(7)
Net increase in cash and cash equivalents	738	799
Cash and cash equivalents at beginning of period	1,036	1,099
Cash and cash equivalents at end of period	$ 1,774	$1,898
Supplemental Cash Flow Information		
Cash paid during the period for:		
Income taxes	$ 1,122	$ 736
Interest	211	248

RWG EXHIBIT 7

(7)

Documents omitted from Pfizer's
"Background and Chronology"
With
2 Page
Summary

(as noted on page 2 and page 3
Of Pfizer's December 20, 2002 Letter)

April 26, 2002	Letter to Mr. C. L. Clemente which was an enclosure to April 26 letter to Dr. Henry McKinnell. This was not included in their Exhibit B (December 20 letter to SEC).
May 28, 2002	A fax to Margaret Foran including the two Fidelity Investment letters confirming our position in Pfizer stock and our signed statement of intent to hold stock through 2003 Pfizer annual meeting. (These are included in Pfizer's Exhibit F). Also a copy of the U.S. Postal Service certified mail receipt showing Pfizer received on May 31, 2002 with first page of May 28, 2002 letter.
June 11, 2002	A draft copy of letter to Mr. Richard Grasso asking for review and comment as well as requesting a response from Pfizer to my May 28 letter.
June 18, 2002 (fax)	Pfizer response saying "not... in a position to respond before you send letter to Mr. Grasso", mentioned "several errors" and "a number of errors in your proposal", and stated "we are still in process of reviewing your proposal."
June 18, 2002 (faxed and mailed)	Letter to Pfizer (Mr. Lawrence Fox) refuting or clarifying the "errors" mentioned in his fax and asking him to "provide me with any errors of fact" before mailing my letter to Mr. Grasso.
June 19, 2002	Email to Mr. Fox reiterating need for information requested in my May 28 letter to Mrs. Foran. The information requested in the May 28 letter was needed to clarify certain items needed for the shareholder proposal.
June 21, 2002	Letter to Mr. Grasso regarding Recommendation #"8. Increase shareholder control over equity-compensation plans" NYSE Corporate Accountability and Listing Standards Committee.
July 2, 2002	Letter to Mrs. Foran with draft of article **"Connecting the Dots...Stock Buybacks...Stock Options or Shifting Billions from Corporate Coffers to Employee Pockets: An Appeal to the Pfizer Board of Directors Executive Compensation Committee for Action"** for their comment before the July 16, 2002 release date. Also, once again requested response to May 28 questions especially regarding Warner-Lambert options granted.
July 5, 2002	Letter to Mrs. Foran again requesting clarification "of my numbers..." noted in my May 28th shareholder proposal letter.

July 26, 2002 — Letter to Dr. McKinnell, Chairman and CEO, expressing concern because of the upcoming written certification required under Sec. 302 (Corporate Responsibility For Financial Reports) of the Public Company Accounting Reform and Investor Protection Act of 2002 (S.2673) for **significant understatement** of pro forma stock option compensation expense and the resulting 30%+ overstatement of Pfizer's pro forma net income over the last 3 years. The act requires the financial statements and disclosures to *fairly present* the operations and financial condition of the issuer. Letter enclosed a copy of article entitled "**Shifting Billions from Corporate Coffers to the Management, UNCOVERING THE CORPORATE COVER-UP...Stock Options...Stock Buybacks"** with supporting documentation.

Article entitled, **"Black-Scholes Doesn't Work!"** which shows where the "TOP TEN (including Pfizer) S&P 500 Companies" repurchased $29.7 billion in common stock or 34% of the their net income with a 2/1000ths drop in shares outstanding with only a 7% **pro forma** compensation expense charge!

August 26,2002 — A letter from Mrs. Foran responding for the **first time** on everyone's behalf to our letters dated April 26, May 28, and July 26. In addition to responding to May 28 questions, she mentioned some problems if the shareholder proposal were based on limiting stock options awards. This was good constructive advice and that's why the proposal was changed in my October 28 letter to an annual limitation on "purchases of common stock" (or share buybacks).

November 30, 2002 — Letter to Mr. John C. Bogle stating the seriousness of the problem. "With stock option greed (share repurchases used to "cover" stock options with no reduction in the number of shares outstanding) amounting to one-third of future earnings growth rates...(it) makes investing in the stock market a fool's paradise..." It also notes that "**Once stockholders come to the realization that earnings growth is no longer for their benefit but it being siphoned for a select few in company management, the incentive to own will be destroyed."**

December 3, 2002 — Letter from Pfizer advising us of their attempts "to deliver the enclosed letter to you" with Fed Ex documentation as noted in Pfizer Exhibit I. showing three delivery dates Nov 16 at 11:24 AM, Nov 18 and Nov 19.

Robert W. and Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408
(336) 288-8429

April 26, 2002

Mr. C. L. Clemente
Secretary and Corporate Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Dear Mr. Clemente,

I would like to include a proposal in the Proxy Statement for the **2003** Annual Meeting of Shareholders.

The following information is submitted in accordance with your instructions dated March 14, 2002:

1. I would like to get shareholders to consider and vote on a proposal to limit the number of stock options granted (awarded), and exercised for reasons given in my enclosed letter to Dr. McKinnell and as noted in item 4 below. I would like the limitation to have provisions similar to the following:

   A.) The "Option Market Value" (OMV) for the prior three years cannot exceed **20%** of the average net income for the prior three calendar years and cannot exceed **50%** of the cash dividends paid over the prior three years.

   B.) No less than **50%** of shares granted (awarded), or exercised in (A) above must be based on share price performance.

   "Option Market Value" (OMV) is defined as the number of option shares exercised times average daily closing price of Pfizer stock (or the average share repurchase price, etc.) less the average option exercise price. Pro rata adjustments can be made for new acquisitions, splits, etc.

   Note: I would like to reserve the right to revise the above. I seek your assistance and am open to any suggestions you may have.

Mr. C. L. Clemente
Page 2
April 26, 2002

2. The shareholder's name and address:

   Robert W. Glenn, GP and Trustee
   Sally B. Glenn, GP
   6 Woodstock Court
   Greensboro, NC 27408

3. Shares owned
   As of 4/26/2002
   18,514 shares
   31,000 shares
   (plus 34,000 shares in a family limited partnership and two trusts)

4. My material interest is that I am a long term shareholder and believe the present stock option policy is damaging the short and long term prospects of share price growth by discouraging individuals and institutions from buying Pfizer stock. It's apparently so damaging that not even the employees who are given the stock options hold onto the stock.

   In looking through the Quicken "Insider Trading" for the last year (Feb 2001 to March 2002), only two insiders **bought 12,767** shares (one director bought 2000 shares and an executive vice president bought 10,767 shares). Excluding Mr. Steere's 804,215 shares sold, key insiders **sold 1,021,092** shares, with the chairman and CEO of the company selling over 300,000 shares. So rather than encouraging employees to be stockholders and have the same incentives as owners, it appears the company is far to generous in granting these stock incentives since the employees are selling them in such disproportionate shares and are in fact **running from ownership rather than running to it**.

Thank you for your assistance. I look forward to hearing from you.

Sincerely,

R. W. Glenn   Sally B. Glenn

Enclosures

Copy to: Dr. Henry McKinnell
Mr. Harvey L. Pitt
Pfizer Executive Compensation Committee
Mr. M. Anthony Burns
Mr. George A. Lorch
Mr. Alex J. Mandl
Dr. Dana G. Mead
Mr. Franklin D. Raines

R.W. Glenn
4/26/2002

For Three Years (2001-1999)

	PFE	JNJ	MRK
Options exercised	260.7 Million	79.2 Million	60.6 Million
@ Price per share	$ 9.67	$15.72	$20.86
Shares Repurchased	177.5 Million	90.5 Million	157.0 Million
@ Price per share	$40.34	$50.33	$70.18
	Dilutive	Anti-Dilutive	Anti-Dilutive
"Option Market Value" (OMV)	**$ 8.0 Billion**	$ 2.7 Billion	$ 3.0 Billion
Net Income	$16.5 Billion	$14.9 Billion	$20.0 Billion
OMV % Net Income	**48.6%**	18.2%	15.0%
Cash Dividends Paid	$ 6.7 Billion	$ 5.3 Billion	$ 8.5 Billion
OMV % Dividends Paid	**118.8%**	51.4%	35.2%

"Shares Repurchased" for PFE and JNJ is the average price they paid under stock repurchase plans. For MRK it's the average price they paid for treasury stock.

(OMV) "Option Market Value" is the difference between the option exercise price and the market price of shares repurchased times the number of options exercised.

Footnotes:

Pfizer: 2001 Annual Report (pg. 55) over the last three years (1999-2001) employees have exercised stock options for 260.7 million shares at an exercise price of $9.67. Over this same period Pfizer repurchased 177.5 million shares in their "share-purchase" programs (pg. 53) at an average price of $40.34. Using $40.34 as the average Market Value price, the employees have received $8 billion dollars (260.7 x ($40.34 - $9.67)) in the market value of PFE stock over the past three years.

Johnson & Johnson: 2001 Annual Report (pg. 40) over the last three years (1999-2001) employees have exercised stock options for 79.2 million shares at an exercise price of $15.72. Over this same period J&J repurchased 90.5 million shares in their "repurchase" programs (pg. 47) at an average price of $50.33. Using $50.33 as the average Market Value price, the employees have received $2.7 billion dollars (79.2 x ($50.33 - $15.72)) in the market value of JNJ stock over the past three years.

Merck: 2001 Annual Report (pg. 33) over the last three years (1999-2001) employees have exercised stock options for 60.6 million shares at an exercise price of $20.86. Over this same period MRK repurchased 157.0 million shares in Treasury stock repurchases (pg. 33) at an average price of $70.18. Using $70.18 as the average acquisition price, the employees have received approximately $3.0 billion dollars (60.6 x ($70.18 - $20.86)) in the market value of MRK stock over the past three years.

R. W. GLENN

6 Woodstock Court
Greensboro, NC 27408
~~(336) 545-0890~~
(336) 288-8429 Fax

FAX TRANSMISSION

TO: MARGARET FORAN 88A17 CC: ____________

FIRM: PFIZER

FAX #: 212 573-1853

THIS TRANSMISSION CONTAINS 11 PAGES, INCLUDING THE COVER SHEET. IF YOU EXPERIENCE ANY PROBLEM RECEIVING THIS TRANSMISSION, PLEASE CALL 336 ~~545-0890~~. 288-8429

DATE: 5/28/2002

ICI supports vote on stock options

■ The Investment Company Institute on Friday urged the New York Stock Exchange to require shareholder approval of stock option plans. The Washington-based mutual fund industry lobbying group wrote its comments to the Big Board's committee on corporate accountability and listing standards.

"Stricter standards in this area are needed in order to ensure that the interests of shareholders are protected in compensation matters," the ICI wrote. "Many stock option plans have the potential of transferring wealth or voting power from shareholders to corporate management," the letter said.

Fidelity Investments

Premium Services

Date: 05/28/02

Number of pages
(including cover page): 2

To:	**Mr. Robert W. Glenn**
Company:	
Department:	
Fax #:	**336-288-8429**

From:	**Catello Esposito**
Company:	**Fidelity Premium Services**
Phone #:	
Fax #:	**401-292-5337**

Comments: **Pfizer verification as requested**

JUST THE FAX!

Fidelity Brokerage Services, Inc. Member NYSE, SIPC
Fidelity Distributors Corporation, General Distributors Agent for Fidelity Mutual Funds
82 Devonshire Street, V11C, Boston, Massachusetts 02109
(800) 544-4442

Fidelity Investments

May 28, 2002

Mr. Robert W. Glenn
6 Woodstock Court
Greensboro, NC 27408-3816

To Whom It May Concern:

Please accept this letter as confirmation of Mr. Robert W. Glenn position in Pfizer Incorporated common stock, CUSIP 717081103. Mr. Glenn has held this position for over one year and has in excess of $2,000.00 in this position.

I hope that this information is helpful.

If you have any additional questions please contact Mr. Glenn as he may expedite any further information needed from Fidelity Investments.

Sincerely,

Catello Esposito
Premium Services Representative

Our File: W10082-22MAY02

Fidelity Service Company, Inc.
Customer Services Group

82 Devonshire Street OS2N4
Boston, MA 02109-3614

Fidelity Investments
Premium Services

Date: 05/28/02

Number of pages (including cover page): 2

To:	Mr. Robert W. Glenn
Company:	
Department:	
Fax #:	336-288-8429

From:	Catello Esposito
Company:	Fidelity Premium Services
Phone #:	
Fax #:	401-292-5337

Comments: Pfizer verification as requested

JUST THE FAX!

Fidelity Brokerage Services, Inc. Member NYSE, SIPC
Fidelity Distributors Corporation, General Distributors Agent for Fidelity Mutual Funds
82 Devonshire Street, V11C, Boston, Massachusetts 02109
(800) 544-4442

Fidelity Investments

May 28, 2002

Ms. Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408-3816

To Whom It May Concern:

Please accept this letter as confirmation of Ms. Sally B. Glenn position in Pfizer Incorporated common stock, CUSIP 717081103. Ms. Glenn has held this position for over one year and has in excess of $2,000.00 in this position.

I hope that this information is helpful.

If you have any additional questions please contact Ms. Glenn as she may expedite any further information needed from Fidelity Investments.

Sincerely,

Catello Esposito
Premium Services Representative

Our File: W06603-28MAY02

STATEMENT

We, Robert W. and Sally B. Glenn, both intend to continue to hold at least $2,000 in market value of the Pfizer common stock through the date of the Pfizer 2003 Annual Meeting of Shareholders.

Robert W. Glenn

MAY 28, 2002
Date signed

Sally B. Glenn
Sally B. Glenn

May 28, 2002
Date signed

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

R.W. GLENN
6 WOODSTOCK COURT
GREENSBORO, NC 27408

23

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

MRS. MARGARET M. FORAN
PFIZER INC
235 EAST 42nd ST.
NY, NY 10017-5755

COMPLETE THIS SECTION ON DELIVERY

A. Received by *(Please Print Clearly)* B. Date of Delivery 5/31/02

C. Signature
X [signature] ☐ Agent ☒ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. 7[redacted]

PS Fo[redacted] 2595-00-M-0952

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

7001 1940 0000 0641 4645

OFFICIAL USE

Postage	$ .80
Certified Fee	2.10
Return Receipt Fee (Endorsement Required)	1.50
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 4.40

Postmark Here: GREENSBORO NC PLAZA STA 27429 MAY 28 2002 USPS

Sent To
MRS. MARGARET M. FORAN

Street, Apt. No.; or PO Box No. 235 EAST 42nd ST.

City, State, ZIP+4 NEW YORK NY 10017-5765

Robert W. and Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408
(336) 288-8429

May 28, 2002 (faxed and mailed)

Ms. Margaret M. Foran
Vice President - Corporate Governance
and Assistant Secretary
Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Dear Ms. Foran,

In accordance with your letter dated May 9, 2002 which I received on May 18 which was in response to my letter dated April 26 and my follow-up letter faxed to you on May 22, please find the enclosed:

- a definitive shareholder proposal with supporting statement.
- a written statement from Fidelity Investments, the record holder of our shares.
- a written statement from us.
- three pages of "factual support for statements in the proposal and supporting statement" (as noted in Question G, Substantive issues 4.)

The 2001 Pfizer annual report does not provide the following information:

1. If shares "Granted" Under Option for the three years in the table on page 55 include the 1996 (Warner-Lambert) Stock Plan?
2. The "Weighted Average Exercise Price Per Share" for the additional 112,324 (249,572 - 137,248) shares available for award at December 31, 2001 under the 1996 (Warner-Lambert) Stock Plan.
3. The award price of the 1.7 million shares under the "previous" Performance-Contingent Share Award Plan (the Plan).

If you will provide this information, I will adjust the $4 Billion estimate (5th paragraph Support statement) which was based on 114 million (1.7 + 112.3) shares @ $40 share.

Thank you for your assistance, we look forward to hearing from you.

Sincerely,

Sally B. Glenn

R. W. Glenn   Sally B. Glenn

SEE PFIZER Exhibit F for additional pages.

Robert W. and Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408
(336) 288-8429

June 11, 2002 (faxed and mailed)

Ms. Margaret M. Foran
Vice President - Corporate Governance
and Assistant Secretary
Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Dear Ms. Foran,

I enclosing a **draft** copy of a letter I am sending to Mr. Richard Grasso on Wednesday, June 19, 2002.

I welcome your review and comments. Response to my May 28 letter would clarify some of my numbers especially regarding the Warner-Lambert options granted, etc.

The "enclosure" on the letter to Mr. Grasso includes a copy of my Shareholder Proposal and the three factual support pages.

Sincerely,

R. W. Glenn

Enclosure

Copy to: Dr. Henry McKinnell
Pfizer Executive Compensation Committee
Mr. M. Anthony Burns
Mr. George A. Lorch
Mr. Alex J. Mandl
Dr. Dana G. Mead
Mr. Franklin D. Raines

D-R-A-F-T

Robert W. Glenn →

6 Woodstock Court
Greensboro, NC 27408
(336) 288-8429

A.

June 18, 2002

Mr. Richard Grasso
Chairman and CEO
New York Stock Exchange
18 Broad Street
New York, NY 10005-1904

RE: NYSE Corporate Accountability and Listing Standards Committee
Recommendation #8

Dear Mr. Grasso:

I am grateful for your efforts and those of the Committee to restore investor confidence. A restoration of trust is desperately needed. I started investing at age 9 with funds from my paper route. I've been an investor for 50 years, but I'm ready to "pull the plug" and so are many others.

I am responding to Recommendation **"8. Increase shareholder control over equity-compensation plans"**. Your report mentions (Pg 17) "*we recommend that the SEC be asked to consider requiring inclusion in the proxy statement of additional quantitative information regarding the potential valuation of awards...* " This is of the utmost importance! To give shareholders the right to vote on compensation plans without meaningful quantitative information will simply continue to undermine investor confidence.

Enclosed is my "proposed" Shareholder Proposal submitted to Pfizer Inc. on May 28. I did this because I believe somebody needs to do something. Our family has been a Pfizer shareholder since 1976. We believe Pfizer would be considered one of the companies with the highest possible corporate governance standards. Yet without "open" disclosure, look what happens when we compare Pfizer's stock option awards to their peer group over the last three years.

- Pfizer option awards were 137% of dividends paid versus 90% for their peer group. Had Pfizer used the 3-year peer group average, their option awards would have been over **$1 Billion** less per year! Or,

- Using net income as a basis, Pfizer option awards were 56% versus 36% for the peer group. Had Pfizer used the peer group average, option awards would have been over **$1.1 Billion** less per year!

The above does **not** include over **$5 Billion** (112.3 million shares @ $45.34) awarded under the "former" Warner-Lambert plan for the 2001 year only!!!

Pfizer's net income over the 3-yr period was $16.5 Billion. It paid its shareholders $6.7 Billion in cash dividends. Yet, over the same period, it awarded options for **at least $14 Billion** dollars (373+ million shares)!!!. **Would you own Pfizer stock?** To add insult to injury, Pfizer repurchased 177.5 million shares for **$7.2B** in cash, yet the Pfizer annual report only shows **$1.9B** recorded as a reduction in net income for "compensation expense for the 2001, 2000 and 1999 option grants" according to the footnote on page 55. Something needs to be done. Please help.

Mr. Richard Grasso
Page 2
June 18, 2002

The "*additional quantitative information regarding the potential valuation of awards*" shown in the proxy statement should include the following three items, where applicable:

1. 3-year **Peer Group** statistics (preferably charts or bar grafts) showing:
   A. The sum of all stock options (incentive, non-qualified, tandem,etc.), appreciation rights, stock awards, performance unit awards, etc.,etc.,etc **awarded** in relationship to both dividends and net income for the respective company.
   B. The value of options **exercised** in relation to both net income and dividends.
   C. The value of **shares repurchased** in relation to both net income and dividends.

2. An "outline" plan description (disclosure) of less than 500 words that includes, when applicable:
   - The percent of shares and dollar amount granted at less than FMV
   - The percent of shares and dollar amount granted on an incentive basis
   - The amount of funds loaned to purchase options, etc.
   - Full disclosure of (immediately exercisable - change of control) shares granted and amount for acquired companies.
   - Term of options, holding requirements, and vesting periods
   - Reprising, reallocation, and forfeiture events.

3. Require the affirmative vote of a majority of outstanding shares of common stock entitled to vote to approve the plan, any amendments, and increase in the number of shares authorized to be issued.

With reasonable disclosure of stock option information, shareholders will be in a better position to identify situations **not** in their best interests. This will enable them to make prudent decisions regarding what they consider to be the **proper alignment of interests** between themselves and management/employees. Investor confidence will return.

Sincerely,

R. W. Glenn

Enclosures

Fax Cover Sheet

Robert W. Glenn
6 Woodstock Court
Greensboro, NC 27408
Ph. And fax: 336-288-8429

Send to: Pfizer Inc.	From: R. W. Glenn
Attention: Ms. Margaret M. Foran 88A17	Date: 6/11/02
Fax Number: 212 573-1853	Phone Number: 212 733-4802

- ❑ Urgent
- ❑ Reply ASAP
- ❑ Please comment
- ❑ Please Review
- ❑ For your Information

Total pages, including cover: 4

Comments:

235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 5520 Fax 212 973 7143
Email larry.fox@pfizer.com

Pfizer

Lawrence A. Fox
Senior Corporate Counsel

BY FAX

June 18, 2002

Mr. Robert W. Glenn
6 Woodstock Court
Greensboro, NC 27408

Dear Mr. Glenn:

Thank you for your letter to Margaret Foran dated June 11 regarding your draft letter to Mr. Richard Grasso of the New York Stock Exchange relating to your shareholder proposal at Pfizer. Ms. Foran is out of the office and has asked me to respond.

We look forward to a constructive dialogue with you regarding your concerns. However, we will not be in a position to respond before you plan to send the letter to Mr. Grasso on June 19. While we are still in the process of addressing your proposal, we would point out that it contains several errors. For example, the options granted by Pfizer during the 1999-2001 period had a market value substantially less than the $9.2 billion referred to in your proposal. The $9.2 billion amount represents the aggregate exercise price that optionees would have to pay to Pfizer to exercise all of the options that were granted in the 1999-2001 period; it does not represent the market value of those options, which is much less. This error has ripple effects, resulting is other errors later in the proposal.

As I indicated, we are still in the process of reviewing your proposal and look forward to a dialogue with you in the near future to discuss your concerns. However, we did want to alert you, before you plan to write to Mr. Grasso, that as part of our dialogue we will point out a number of errors of fact in your proposal.

Sincerely,

Lawrence A. Fox

Lawrence A. Fox

Cc: Margaret M. Foran

Pfizer

Corporate Affairs

Pfizer Inc.
235 East 42nd Street
New York, NY 10017

Fax Cover Sheet

Date of Transmission:	**June 18, 2002**
Transmitted To:	**Robert W. Glenn**
Telephone Number:	
Fax Number:	**336-288-8429**
Transmitted From:	**Lawrence A. Fox**
Telephone Number:	**(212) 733-5520**
Fax Number:	**(212) 973-7143 or (212) 573-1853**
Number of Pages:	(including cover sheet) 2

/ph

Robert W. and Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408
(336) 288-8429

June 18, 2002 (faxed and mailed)

Mr. Lawrence A. Fox (fax 212 973-7143)
Senior Corporate Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Dear Mr. Fox:

I appreciate your response to my letter to Margaret Foran dated June 11 regarding the draft to Mr. Grasso concerning stock options. Thank you for addressing my concerns regarding what I believe are excessive stock option awards by Pfizer.

My "statement in support of the resolution" says "...Pfizer granted 239.2 million shares to employees in options with a *market value* of $9.2 Billion" is **correct**. "*Market value*" refers to the fair market value of the stock as of the time the option is granted or as the 2001 annual report states on page 55, "*Once exercisable, the employee can purchase shares of our common stock at the market price on the date we granted the option.*" The $9.2 billion does represent the aggregate exercise price that optionees would have to pay to Pfizer to exercise all of the options that were granted in the 1999-2001 period. It does not represent the (market) value of the option to the optionee.

In order to determine the value of the option to the optionee, one must know the market price of the stock on the date the optionee exercised the option. Pfizer does not provide that information in footnote 18 Stock Option and Performance Unit Awards on page 55. However, if we use $40.34 the average market price for the 177.5 shares in Pfizer's "share-purchase" programs (pg 53), the employees have received **$7.996 billion** in the market value of Pfizer stock over the last three years. This is based on 260.710 million Shares Exercised times the $40.34 average market price less the $9.67 weighted average exercise price per share over the three years. This **excludes $4-$5 billion** awarded under the "former" Warner-Lambert plan for the 2001 year only!

Due to the present accounting reporting standards, my letter to Mr. Grasso is based on the value of options **awarded** rather than the value of options **exercised**. The two parameters used in comparing Pfizer to its peer group uses the value of options awarded. If reporting standards were to include the market price of the stock on the date the optionee exercised his option, the parameters could easily be shifted from value of options awarded to value of options exercised. As noted in the attached schedule dated 4/26/2002 which was sent to Mr. Clemente, this in my opinion makes Pfizer look even worse when compared to two large competitors JNJ and MRK.

Lawrence A. Fox
Page 2
June 18, 2002

Help! I am very much "long" on Pfizer and I am not real excited about "shooting myself in the foot" by releasing the letter to Mr. Grasso, however, I feel I must speak up regarding what I consider to be an unjust situation. I don't want to miss the "comment period" to reply to the NYSE Corporate Accountability and Listing Standards Committee. If I were given the opportunity to change my shareholder proposal as submitted on May 28, I would consider removing the specifics (which I think are very fair) and change it to reflect the "disclosure" items on page 2 of my letter to Mr. Grasso.

Please provide me with any errors of fact. I am not going to mail the letter until Friday noon and would appreciate any comments or suggestions. I have decided to provide copies of Mr. Grasso's letter to Mr. Paul ~~Simon~~ O'Neill, Mr. Harvey L. Pitt, and Mr. Terry K. Glenn.

Sincerely,

R. W. Glenn

Enclosure

R.W. Glenn
4/26/2002

For Three Years (2001-1999)

	PFE	JNJ	MRK
Options exercised	260.7 Million	79.2 Million	60.6 Million
@ Price per share	$ 9.67	$15.72	$20.86
Shares Repurchased	177.5 Million	90.5 Million	157.0 Million
@ Price per share	$40.34	$50.33	$70.18
	Dilutive	Anti-Dilutive	Anti-Dilutive
"Option Market Value" (OMV)	**$ 8.0 Billion**	$ 2.7 Billion	$ 3.0 Billion
Net Income	$16.5 Billion	$14.9 Billion	$20.0 Billion
OMV % Net Income	**48.6%**	18.2%	15.0%
Cash Dividends Paid	$ 6.7 Billion	$ 5.3 Billion	$ 8.5 Billion
OMV % Dividends Paid	**118.8%**	51.4%	35.2%

"Shares Repurchased" for PFE and JNJ is the average price they paid under stock repurchase plans. For MRK it's the average price they paid for treasury stock.

(OMV) "Option Market Value" is the difference between the option exercise price and the market price of shares repurchased times the number of options exercised.

Footnotes:

Pfizer: 2001 Annual Report (pg. 55) over the last three years (1999-2001) employees have exercised stock options for 260.7 million shares at an exercise price of $9.67. Over this same period Pfizer repurchased 177.5 million shares in their "share-purchase" programs (pg. 53) at an average price of $40.34. Using $40.34 as the average Market Value price, the employees have received $8 billion dollars (260.7 x ($40.34 - $9.67)) in the market value of PFE stock over the past three years.

Johnson & Johnson: 2001 Annual Report (pg. 40) over the last three years (1999-2001) employees have exercised stock options for 79.2 million shares at an exercise price of $15.72. Over this same period J&J repurchased 90.5 million shares in their "repurchase" programs (pg. 47) at an average price of $50.33. Using $50.33 as the average Market Value price, the employees have received $2.7 billion dollars (79.2 x ($50.33 - $15.72)) in the market value of JNJ stock over the past three years.

Merck: 2001 Annual Report (pg. 33) over the last three years (1999-2001) employees have exercised stock options for 60.6 million shares at an exercise price of $20.86. Over this same period MRK repurchased 157.0 million shares in Treasury stock repurchases (pg. 33) at an average price of $70.18. Using $70.18 as the average acquisition price, the employees have received approximately $3.0 billion dollars (60.6 x ($70.18 - 20.86)) in the market value of MRK stock over the past three years.

Fax Cover Sheet

Robert W. Glenn
6 Woodstock Court
Greensboro, NC 27408
Ph. And fax: 336-288-8429

Send to: Pfizer Inc.	From: R. W. Glenn
Attention: Mr. Lawrence A. Fox	Date: 6/18/02
Fax Number: 212 573-1853	Phone Number: 212 733-5520

- ☐ Urgent
- ☐ Reply ASAP
- ☐ Please comment
- ☐ Please Review
- ☐ For your Information

Total pages, including cover: 4

Comments:

Bob Glenn

From: "Bob Glenn" <rwglenn@triad.rr.com>
To: <larry.fox@pfizer.com>
Sent: Wednesday, June 19, 2002 12:12 PM
Subject: Grasso Letter (R.W. Glenn)

Mr. Fox,

In reviewing my letter to you yesterday, I should have included a copy to Mrs. Foran and the members of the Pfizer Executive Compensation Committee.

Also, regarding errors of fact in my shareholder proposal, I had asked Mrs. Moran in my May 28 "cover" letter for the following information (1.-3.) which I have not heard anything. Could you provide or get someone to provide the following information:

1. If shares "Granted" Under Option for the three years in the table on page 55 include the 1996 (Warner-Lambert) Stock Plan?
2. The "Weighted Average Exercise Price Per Share" for the additional 112,324 (249,572 - 137,248) shares available for award at December 31, 2001 under the 1996 (Warner-Lambert) Stock Plan. Would prefer all three years if possible.
3. The award price of the 1.7 million shares under the "previous Performance-Contingent Share Award Plan (the Plan)
4. please let me know if the "6.3 million shares awarded under the Performance-Continguent Share Award Programs." as noted in my shareholder proposal are <u>included</u> or <u>excluded</u> in the 239.2 million shares awarded to employees for the three years 1999-2001. It was not clear from the annual report.

Thank you for your assistance.

Sincerely,

R. W. Glenn

Robert W. Glenn
6 Woodstock Court
Greensboro, NC 27408
(336) 288-8429

June 21, 2002

Mr. Richard A. Grasso
Chairman and CEO
New York Stock Exchange
18 Broad Street
New York, NY 10005-1904

RE: NYSE Corporate Accountability and Listing Standards Committee
Recommendation #8

Dear Mr. Grasso:

I am grateful for your efforts and those of the Committee to restore investor confidence. A restoration of trust is desperately needed. I started investing at age 9 with funds from my paper route. I've been an investor for 50 years, but I'm ready to "pull the plug" and so are many others.

I am responding to Recommendation **"8. Increase shareholder control over equity-compensation plans"**. Your report mentions (Pg 17) "*we recommend that the SEC be asked to consider requiring inclusion in the proxy statement of additional quantitative information regarding the potential valuation of awards...* " This is of the utmost importance! To give shareholders the right to vote on compensation plans without meaningful quantitative information will simply continue to undermine investor confidence.

Enclosed is my "proposed" Shareholder Proposal submitted to Pfizer Inc. on May 28. I did this because I believe somebody needs to do something. Our family has been a Pfizer shareholder since 1976. We believe Pfizer would be considered one of the companies with the highest possible corporate governance standards. Yet without "open" disclosure, look what happens when we compare Pfizer's stock option **awards** to their peer group over the last three years.

- Pfizer option awards were 137% of dividends paid versus 90% for their peer group. Had Pfizer used the 3-year peer group average, their option awards would have been over **$1 Billion less per year**! Or,

- Using net income as a basis, Pfizer option awards were 56% versus 36% for the peer group. Had Pfizer used the peer group average, option awards would have been over **$1.1 Billion less per year**!

The above does **not** include over **$5 Billion** (112.3 million shares @ $45.34) awarded under the "former" Warner-Lambert plan for the 2001 year only!!!

Pfizer's net income over the 3-yr period was **$16.5 Billion**. It paid its shareholders $6.7 Billion in cash dividends. Yet, over the same period, it awarded options for **at least $14 Billion** dollars (373+ million shares)!!!. **Would you own Pfizer stock?** To add insult to injury, Pfizer repurchased 177.5 million shares for **$7.2B** in cash, yet the Pfizer annual report only shows **$1.9B** recorded as a reduction in net income for "compensation expense for the 2001, 2000 and 1999 option grants" according to the footnote on page 55. Something needs to be done. Please help.

The "*additional quantitative information regarding the potential valuation of awards*" shown in the proxy statement or included in a "voluntary code of best practices" should include the following three items, where applicable:

1. 3-year **Peer Group** statistics (preferably charts or bar grafts) showing:
   A. The sum of all stock options (incentive, non-qualified, tandem,etc.), appreciation rights, stock awards, performance unit awards, etc.,etc:,etc **awarded** in relationship to both dividends and net income for the respective company.
   B. The value of options **exercised** in relation to both net income and dividends.
   C. The value of **shares repurchased** in relation to both net income and dividends.

2. An "outline" plan description (disclosure) of less than 500 words that includes, when applicable:
   - The percent of shares and dollar amount granted at less than FMV
   - The percent of shares and dollar amount granted on an incentive basis
   - The amount of funds loaned to purchase options, etc.
   - Full disclosure of (immediately exercisable - change of control) shares granted and amount for acquired companies.
   - Term of options, holding requirements, and vesting periods
   - Re-pricing, reallocation, and forfeiture/restatement events.

3. Require the affirmative vote of a majority of outstanding shares of common stock entitled to vote to approve the plan, any amendments, and increase in the number of shares authorized to be issued.

With reasonable disclosure of stock option information, shareholders will be in a better position to identify "unconscionable compensation" **not** in their best interests. This will enable them to make prudent decisions regarding what they consider to be the proper alignment of interests between themselves and management/employees. Investor confidence may return but if not, management, directors, and employees will have cut their own throats.

Sincerely,

R. W. Glenn

Enclosures

Copies to: Mr. Mark A. Bourges
Council of Institutional Investors
Mr. Matthew P. Fink
Mr. Brad Goodwin
Dr. Henry McKinnell
Mr. Kenneth S. Janke
Mr. Ira M. Millstein
Mr. Richard H. Moore
Mr. Paul O'Neill
Mr. Harvey L. Pitt
Mr. Eric D. Roiter
Mr. Ralph Saul
Mrs. Patricia D. Walters

Pfizer Executive Compensation Committee
Mr. M. Anthony Burns
Mr. George A. Lorch
Mr. Alex J. Mandl
Dr. Dana G. Mead
Mr. Franklin D. Raines

Ms. Margaret M. Foran

Item ? - Shareholder Proposal Relating to Stock Options, Stock Awards, and Performance-Based Stock Awards

"RESOLVED, the Shareholders request the Board of Directors implement a policy limiting future stock option and stock/performance unit awards granted to the ***lesser*** of 40% of the previous year's net income ***or*** 100% of the previous year's common stock dividends paid."

Proponent's Statement in Support of the Resolution

"For the three years 1999-2001, Pfizer granted 239.2 million shares to employees in options with a market value of **$9.2 billion.**

This $9.2 billion does not include amounts paid or deferred under the following additional benefit and long-term compensation plans also provided for Pfizer employees:

- The Retirement Annuity Plan and its supplemental plan.
- bonus amounts paid or deferred under the Executive Annual Incentive Plan.
- Shares awarded from the 1996 Warner-Lambert Stock Plan.
- Amounts deferred or funded for Pfizer Savings Plan and the Supplemental Savings Plan.
- Employment, Consulting and Severance Agreements.
- Medical and life insurance benefits to retirees and their dependents.

During the same three year period, Pfizer paid $6.7 billion in *dividends*. Options granted to employees were **137.3%** of dividends paid. Over the same period, the ten companies comprising the Peer Group (1) granted options of only **90%** of dividends paid.

During this same period, Pfizer's *net income* was $16.5 billion. Options granted to employees were **56.1%** of net income. Over the same period, nine of the ten companies comprising the Peer Group granted options of only **36.1%** of net income. Wyeth had losses for 2000 and 1999.

If the proposed resolution had been implemented on awards granted in 2001, the Pfizer option award share grants would have been limited to $1.5 billion (40% of the previous year's net income) rather than the $3.6 billion granted in 2001. This **$2.1 billion difference** does not include 112.3 million shares awarded from the former Warner-Lambert plan. The value of these additional awards could be in excess of **$4 billion**!

Pfizer's stock option plan awards are **substantially higher** than amounts awarded in its industry Peer Group.

Reasonable and equitable standards on stock option and stock/performance unit awards granted would bolster shareholder confidence by better aligning the interests and benefits of shareholders and corporate management by:

- Protecting the interests of shareholders in compensation matters.
- Helping to reduce any conflicts of interest that could have a deleterious effect on shareholder value.
- Reducing, when compared to Peer Group, the relatively large transfer of wealth and voting power from shareholders to corporate management.
- Reducing the dilutive effect on existing shareholders.

---

(1) Peer Group: Abbott Laboratories, Baxter International Inc., Bristol-Myers Squibb Company, Colgate-Palmolive Company, Johnson & Johnson, Eli Lilly and Company, Merck and Co., Inc., Pharmacia Corporation, Schering-Plough Corporation, and Wyeth.

Shareholder Proposal Factual Support	Annual Reports 2001	 2000	 1999	Page 1 3yr Ave	
(millions of dollars)					
Cash Dividends Paid					
Abbott	$1,271	$1,146	$1,003	$1,140	
Baxter	341	84	338	254	
Bristol Myers	2,137	1,930	1,707	1,925	
Colgate Palmolive	375	362	345	361	
J & J	2,047	1,724	1,479	1,750	
Lilly	1,207	1,126	1,001	1,111	
Merck	3,145	2,798	2,798	2,914	
Pharmacia	651	622	641	638	
Schering-Plough	911	802	716	810	
Wyeth	1,211	1,201	1,184	1,199	
	$13,296	$11,795	$11,212	$12,101	
Pfizer	$2,715	$2,197	$1,820	$2,244	15.6%
				14,345	
Value of Options Granted					
Abbott (1)	$1,125	$682	$835	$880	
Baxter (2)	1,111	717	334	721	
Bristol Myers (3)	1,324	1,037	1,584	1,315	
Colgate Palmolive (4)	447	517	605	523	
J & J (5)	326	2,243	1,413	1,327	
Lilly (6)	2,046	114	852	1,004	
Merck (7)	2,909	2,206	2,316	2,477	
Pharmacia (8)	1,217	564	841	874	
Schering-Plough (9)	321	588	476	462	
Wyeth (10)	1,613	932	1,361	1,302	
	$12,438	$9,601	$10,616	$10,885	
Pfizer	$3,589	$2,140	$3,514	$3,081	22.1%
				13,966	
Options/Dividends					
Abbott	88.5%	59.5%	83.2%	77.2%	
Baxter	325.7%	853.6%	99.0%	283.4%	
Bristol Myers	62.0%	53.7%	92.8%	68.3%	
Colgate Palmolive	119.2%	142.9%	175.3%	145.0%	
J & J	15.9%	130.1%	95.5%	75.8%	
Lilly	169.5%	10.1%	85.1%	90.3%	
Merck	92.5%	78.9%	82.8%	85.0%	
Pharmacia	186.9%	90.6%	131.2%	137.0%	
Schering-Plough	35.3%	73.4%	66.4%	57.0%	
Wyeth	133.2%	77.6%	114.9%	108.6%	
	93.5%	81.4%	94.7%	90.0%	
Pfizer	132.2%	97.4%	193.1%	137.3%	

Shareholder Proposal Factual Support	Annual Reports 2001	2000	1999	Page 2 3yr Ave
(millions of dollars)				
Net Income				
Abbott	1,550	2,786	2,446	2,261
Baxter	612	740	797	716
Bristol Myers	5,245	4,711	4,167	4,708
Colgate Palmolive	1,147	1,064	937	1,049
J & J	5,668	4,953	4,273	4,965
Lilly	2,780	3,058	2,721	2,853
Merck	7,282	6,822	5,891	6,665
Pharmacia	1,501	717	1,378	1,199
Schering-Plough	1,943	2,423	2,110	2,159
Wyeth	2,285	negative	negative	
	$30,013	$27,274	$24,720	$26,574
Pfizer	7,788	3,726	4,952	5,489
Value of Options Granted				
Abbott (1)	$1,125	$682	$835	$880
Baxter (2)	1,111	717	334	721
Bristol Myers (3)	1,324	1,037	1,584	1,315
Colgate Palmolive (4)	447	517	605	523
J & J (5)	326	2,243	1,413	1,327
Lilly (6)	2,046	114	852	1,004
Merck (7)	2,909	2,206	2,316	2,477
Pharmacia (8)	1,217	564	841	874
Schering-Plough (9)	321	588	476	462
Wyeth (10)	1,613	Not meaningful		
	$12,438	$8,669	$9,255	$9,583
Pfizer	3,589	2,140	3,514	3,081
Options/Net Income				
Abbott	72.5%	24.5%	34.1%	38.9%
Baxter	181.5%	96.9%	42.0%	100.6%
Bristol Myers	25.2%	22.0%	38.0%	27.9%
Colgate Palmolive	39.0%	48.6%	64.6%	49.9%
J & J	5.7%	45.3%	33.1%	26.7%
Lilly	73.6%	3.7%	31.3%	35.2%
Merck	39.9%	32.3%	39.3%	37.2%
Pharmacia	81.1%	78.6%	61.0%	72.9%
Schering-Plough	16.5%	24.3%	22.5%	21.4%
Wyeth	70.6%	Not meaningful		
	41.4%	31.8%	37.4%	36.1%
	46.1%	57.4%	71.0%	56.1%

Robert W. and Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408
(336) 288-8429

July 2, 2002 (faxed)

Ms. Margaret M. Foran
Vice President - Corporate Governance
and Assistant Secretary
Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Dear Ms. Foran:

I am enclosing a **draft** copy of an article I intend to release on Tuesday, July 16, 2002 or possibly sooner.

I welcome your review and comments. Once again, a response to my May 28th letter would clarify some of my numbers, especially regarding the Warner-Lambert options granted, etc.

My wife and I are and have been long term shareholders. We pray for the company almost everyday, believing for great prosperity, drug discoveries, etc. Our intend is not to bring harm to Pfizer but rather to improve the situation for all concerned. Rather than being an individual or fund manager who votes by selling his shares when he smells smoke, we are in for the long term and are trying to make constructive suggestions and recommendations.

Sincerely,

R. W. Glenn

Enclosure

Copy to: Dr. Henry McKinnell
Pfizer Executive Compensation Committee
Mr. M. Anthony Burns
Mr. George A. Lorch
Mr. Alex J. Mandl
Dr. Dana G. Mead
Mr. Franklin D. Raines

Connecting the Dots...Stock Buybacks ...Stock Options
or
Shifting Billions from Corporate Coffers to Employee Pockets: An Appeal to the Pfizer Board of Directors Executive Compensation Committee for Action

On June 27 the Board of Directors of Pfizer Inc authorized the purchase of up to $10 billion worth of the Company's common stock over the next 24 months. This action follows a recently completed 120 million share repurchase program authorized by the Board of Directors in June 2001 at a cost of $4.8 billion. The news release said the common stock acquired through the buyback program would be available for general corporate purposes and that "today's Board actions capitalize on Pfizer's strong cash flow to increase shareholder value." According to the latest annual report, both basic and diluted shares outstanding have increased over the last three years despite Pfizer's having purchased over 177 million shares!

Do share buybacks "increase shareholder value" or put it in the pockets of company employees through stock options? You decide. From Note 14 (pg 53) over the last three years Pfizer purchased $7.1 billion of its stock in the open market (177.5 million shares at an average "buy-back" price of $40.34 per share). A couple of pages over in Note 18 we find the "general corporate purpose" for buying Pfizer shares...**stock options and performance unit awards!**

---Over the 3-year period, the Pfizer Executive Compensation Committee granted or awarded **$9.2 billion** of its stock to employees (239.2 million shares at an average price of $38.64). However, the accountants tell us in Note 18 that rather than $9.2 billion, only $1.9 billion need be recorded as a reduction in net income for "compensation expense for the 2001, 2000 and 1999 option grants."

---Over this same 3-year period, Pfizer employees exercised 260.7 million shares with a weighted average exercise price of $9.67 per share. Since present accounting reporting standard/guidelines do not require the annual report to show the weighted average market value for these shares exercised, the market value of the 260.7 million shares given to the employees can only be estimated. Using the $40.34 "buy-back" price as the market value for these shares exercised, we can estimate employees received **$7.996 billion** in the market value of Pfizer stock over the last three years. (260.7 million shares x $40.34 less $9.67 exercise price).

---The above does not include an estimated **$5 billion** awarded (112.3 million shares @ $45.34) under the "former" Warner-Lambert Plan for the 2001 year only!!! The annual report does not show the number of shares exercised or the weighted average market value for these shares exercised for the last three years.

So, is the **$7.996 billion** in Pfizer stock given to its employees over the three years too much or not enough? Is the amount fair or unfair to stockholders? To keep things simple, let's ignore employee salaries and other benefits paid or deferred under Pfizer's other benefit and long-term compensation plans. This would include the Retirement Annuity Plan and its supplemental plan, bonus amounts paid or deferred under the Executive Annual Incentive Plan, amounts deferred or funded for the Pfizer Savings Plan and the Supplemental Savings Plan, any employment, consulting and severance agreements and medical and life insurance benefits to retirees and their dependents. We'll also forget about the estimated **$5 billion** (112.3 million shares @ $45.34) awarded under the "former" Warner-Lambert plan for the 2001 year only!

Comparing the **$7.996 billion** to Pfizer's *net income* is interesting, especially when compared to it's three largest competitors, Merck (MRK), Johnson & Johnson (JNJ), and Bristol Myers (BMY) as noted below. Pfizer's net income over the 3-yr period was $16.5 billion. Pfizer paid $6.7 billion in cash dividends. Over the three years, Pfizer paid out 41% of its net income to stockholders as dividends but **56%** of net income in exercised stock option value to its employees. As a percent of net income, Pfizer gave **almost twice as much** in stock options to its employees as did the average of its three largest competitors. Remember this does not include the $5 billion + grant/awards under the Warner-Lambert plan.

	% of Net Income		
	In Dividends To stockholders	In Stock Options To Employees	Options as % Dividends
MERCK	44%	37%	85%
JOHNSON & JOHNSON	35%	27%	76%
BRISTOL MYERS	41%	28%	68%
AVE	40%	**31%**	**78%**
PFIZER	41%	**56%**	**137%**

In addition, Pfizer's actions were dilutive versus anti-dilutive for its three competitors. Pfizer had options exercised for 260.7 million shares but only repurchased 177.5 million over the three year period.

What is the cost to Pfizer shareholders of the present stock option program versus its three largest competitors? Or, how much did the **Pfizer Board of Director's Executive Compensation Committee** grant from the corporate coffers to employee pockets over and above what its three largest competitors did?

$1.3 Billion to $1.4 Billion a year for the last three years!

This does not include the $5 Billion + from the Warner Lambert plan!

Had the Compensation Committee used the three competitor (BMY, JNJ, MRK) group average of **31%** of *net income*, the Pfizer option grant/awards would have been over **$1.4 billion <u>less</u> per year** over the last 3 years!

Using *dividends* as a basis, Pfizer option grant/awards were 137% of dividends paid versus **78%** for the three competitors. Had Pfizer used the competitor average, their option awards would have been over **$1.3 billion <u>less</u> per year** over the last 3 years!

The much greater loss to the Pfizer shareholder comes from the price of its stock in the market. Pfizer's growth rate is 40% above the average of eleven of its competitors (17.5 vs. 12.5) yet it only sells at a 9% premium to the average of its competitor's PE (22.7 vs. 20.9). As of 6/17/2002, Pfizer stock is selling **at a 22% discount** to its competitors. (The <u>average</u> PEG of the other eleven companies of 1.675 times Pfizer's current 22.7 (6/17/2002) is 29.3) Does the market know something? Could it be Pfizer's stock option policies?

What needs to be done to restore Pfizer shareholder trust and confidence?

<u>Pfizer's Board of Directors needs to bring Pfizer's option grant/awards immediately in line with its competitors</u>. A tourniquet on the Warner-Lambert plan would also help.

According to page 3 of Pfizer's most recent annual report, "*The Board's excellence in independent oversight is well recognized, most recently, through the Spencer Stuart/Wharton Board of Excellence Award. This is one of America's highest accolades in corporate governance.*" It also says, "*Pfizer's Board of Directors is independent, inquiring, active, and diverse. <u>The Board is vigilant in protecting shareholder interests and ensuring the integrity</u>...*"

It's time to step up! These excessive grant/awards are taking too much out of the corporate coffers and putting way too much into employee pockets. Pfizer's insiders rarely buy Pfizer stock; they only sell it. Pfizer's stock sells at a discount rather than a premium to its competitors. The desire to own Pfizer stock is being destroyed. Not only do the Pfizer shareholders lose but those employees who hold the stock lose. <u>Unless the Board of Directors does something, it's a "lose-lose" situation for all concerned.</u>

<u>Article Addendum</u>

The New York Stock Exchange Corporate Accountability and Listing Standards Committee released its recommendations to the NYSE Board on June 6, 2002. Recommendation **<u>8. Increase shareholder control over equity-compensation plans</u>** recommends "*the SEC be asked to consider requiring inclusion in the proxy statement of additional quantitative information regarding the potential valuation of awards...* ". The SEC needs to step forth with specific action. However, Mr. Ralph S. Saul in his letter to the NYSE committee, mentions that the SEC's historical attempts to improve disclosure in proxy statements has not discouraged some corporate boards from awarding "excessive - even unconscionable compensation to management."

Mr. Saul says there is no need for another self-regulatory entity to draft another new code... when both the NYSE and NASDAQ have used their listing standards for that purpose. He says these entities need to not only complement the actions of the SEC but also to extend self regulation beyond the areas they have traditionally operated by getting more deeply involved in corporate conduct. "*In a free market system, codes of conduct cannot guarantee good corporate governance; they cannot deter those determined to defraud, deceive, or cheat public investors. <u>They can, however, set a standard by which officers and directors and the investing public can judge their behavior</u>.*"

Mr. Saul suggests that the NYSE "*establish a voluntary code of best practices on corporate governance and require listed companies to disclose the reasons for non-compliance. <u>Listed companies also might be required to disclose in the annual proxy statements compliance or non-compliance with the voluntary code of the Exchange</u>.*"

The "*additional quantitative information regarding the potential valuation of awards*" shown in the proxy statement or included in a "voluntary code of best practices" should include the following items, where applicable:

1. 3-year **Peer Group** statistics (preferably charts or bar grafts) showing:
   A. The sum of all stock options (incentive, non-qualified, tandem,etc.), appreciation rights, stock awards, performance unit awards, etc.,etc.,etc **<u>awarded</u>** in relationship to both <u>dividends</u> and <u>net income</u> for the respective company.
   B. The value of options **<u>exercised</u>** in relation to both net income and dividends.
   C. The value of **<u>shares repurchased</u>** in relation to both net income and dividends.

2. An "outline" plan description (disclosure) of less than 500 words that includes, when applicable:
   - The percent of shares and dollar amount granted at less than FMV
   - The percent of shares and dollar amount granted on an incentive basis

- The amount of funds loaned to purchase options, etc.
- Full disclosure of (immediately exercisable - change of control) shares granted and amount for acquired companies.
- Term of options, holding requirements, and vesting periods
- Re-pricing, reallocation, and forfeiture/restatement events.

(B) Drugs & Research

Company	Ticker			6/17/2002 Stk Price	E/X	This PE	Next PE		Latest LTGR	Quicken LTGR	This PE/ QuickLTGR	This PE/ Lat LTGR	EPS (per S&P Enhanced Stock Report) 1998	1999	2000	2001	2002	2003
Abbott Lab	ABT	2.06	19	37.89	82.2%	17.8	15.8	3.34	10.5%	12.8%	139.0%	168.9%	1.51	1.57	1.78	1.88	2.13	2.40
Astrazeneca	AZN	2.69	8	43.14	100.0%	25.8	28.4	4.61	2.8%	11.4%	226.6%	917.2%	1.24	0.64	1.44	1.78	1.67	1.52
Baxter Int'l	BAX	1.84	20	47.67	110.1%	23.6	20.3	3.56	29.9%	15.3%	154.2%	79.0%	0.55	1.32	1.24	1.09	2.02	2.35
Bristol Myer	BMY	2.92	24+	26.10	95.6%	17.8	14.0	4.09	Neg	10.6%	167.5%	Neg	1.55	2.06	2.36	2.42	1.47	1.87
Eli Lilly	LLY	2.37	27	61.93	114.3%	23.5	20.5	4.10	3.1%	13.3%	177.0%	770.7%	1.87	2.30	2.79	2.82	2.63	3.02
GlaxoSmith	GSK	2.57	11+	41.16	92.5%	17.3	16.0	4.00	8.3%	10.5%	164.7%	208.1%	1.69	1.61	2.03	2.07	2.38	2.57
Johnson&Jo	JNJ	1.76	22	57.05	97.9%	25.6	21.9	3.71	15.3%	13.2%	193.8%	167.7%	1.11	1.47	1.70	1.89	2.23	2.60
Merck	MRK	2.45	29	53.08	90.7%	17.0	15.5	3.83	5.8%	10.0%	169.6%	290.0%	2.15	2.45	2.90	3.14	3.13	3.43
Pfizer, Inc	PFE	1.53	27–	35.92	101.2%	22.7	19.5	2.99	21.8%	17.5%	129.9%	104.2%	0.49	0.82	1.02	1.30	1.58	1.84
Pharmacia	PHA	1.92	21	39.99	102.0%	26.0	22.5	3.76	2.0%	14.6%	177.9%	1269.8%	-0.41	0.77	0.75	1.74	1.54	1.78
Schering-Pl	SGP	2.32	26	25.06	109.4%	14.9	16.3	3.56	-2.0%	11.4%	130.8%	-761.6%	1.18	1.42	1.64	1.63	1.68	1.54
Wyeth	WYE	1.82	23	53.80	114.2%	20.7	18.1	3.43	16.9%	14.2%	145.7%	122.1%	1.85	-0.94	-0.69	2.18	2.60	2.98
		2.25		AVE (excl PFE)		20.9	19.0		9.3%	12.5%	**167.5%**							
					S&P 500	18.3 (as of 6/04/02)												

Fax Cover Sheet

Robert W. Glenn
6 Woodstock Court
Greensboro, NC 27408
Ph. And fax: 336-288-8429

Send to: Pfizer Inc	**From: R. W. Glenn**
Attention: Ms. MargaretM. Foran 88A17	Date: 7/02/02
Fax Number: 212-573-1853	Phone Number: 336-288-8429

- ❑ Urgent
- ❑ Reply ASAP
- ❑ Please comment
- ❑ Please Review
- ❑ For your Information

Total pages, including cover: 7

Comments:

Robert W. and Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408
(336) 288-8429

July 5, 2002 (faxed)

Ms. Margaret M. Foran
Vice President - Corporate Governance
and Assistant Secretary
Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Dear Ms. Foran:

Congratulations on your promotion!

A more timely response to my May 28th shareholder proposal letter to "clarify some of my numbers, especially regarding the Warner-Lambert options granted, etc" would probably have saved some time and concern. I don't believe my request for clarification on any of the three items I mentioned would have violated any disclosure rules. Upon further review it appears "Options Outstanding" on page 55 does include the Warner-Lambert plan. Please let me know if this is not correct.

With the recent June 27 announcements concerning the $10 billion share buyback and strategic options of the Adams and Schick businesses, the picture is becoming a lot clearer. In a nutshell, it appears the additional $5 billion share buyback (versus the prior two buyback programs of $5 billion each in June 2001 and September 1998) should hopefully "clean-up" most of the outstanding Warner Lambert Stock Plan options which became exercisable immediately as a result of the buyout. The additional $5 billion stock buyback to "cover" the Warner-Lambert Plan is being "funded" by the sale of the Adams and Schick businesses which it is hoped will raise at least $5 billion according to some news accounts.

If the above is correct, then the reason the Pfizer stock option awards are so far out of line with its three largest competitors and peer group is because of the Warner-Lambert acquisition. Although I can't tell from the annual report how much of the options granted and exercised are due to the Warner-Lambert program, no doubt it is very significant. Note 17 to the 1999 Warner-Lambert 10-K shows 193,876 shares at the 2.75 exchange.

At this point, I will <u>not</u> be releasing the article faxed to you on July 2 but I would like to continue with the shareholder proposal although I believe the Warner-Lambert distortion reduces its significance.

Sincerely

R. W. Glenn

Enclosure

Copy to: Dr. Henry McKinnell
Pfizer Executive Compensation Committee
Mr. M. Anthony Burns
Mr. George A. Lorch
Mr. Alex J. Mandl
Dr. Dana G. Mead
Mr. Franklin D. Raines

Robert W. Glenn
6 Woodstock Court
Greensboro, NC 27408
(336) 288-8429

July 26, 2002

Dr. Henry A. McKinnell
Chairman of the Board and Chief Executive Officer
Pfizer Inc.
235 East 42nd Street
New York, New York 10017

Dear Dr. McKinnell,

As a follow-up to my April 26 letter, I am still very concerned about **STOCK OPTIONS.** My concern is how Pfizer is calculating the Pro forma Net Income "*compensation expense* for the 2001, 2001 and 1999 *option grants*" as noted on page 55 of the 2001 annual report.

I believe the "fair value" estimate of this pro forma stock option compensation expense (PFSOCE) has been **significantly understated** over the last three years using the Black-Scholes option pricing model as modified for dividends. This understated expense has overstated Pfizer's Pro Forma Net Income (if compensation expense had been recorded) by 32% - 33% over the last three years. If stock option compensation were recorded against Net Income on the basis noted in this letter, the compensation expense would be an additional $1.7 billion or over **$2.3 billion for each of the last three years which is 43% - 44% of Pfizer's $5.4 billion average annual Net Income !**

I wanted you and Mr. Shedlarz to be aware of my concerns because of the upcoming written certification required under Sec. 302 (Corporate Responsibility For Financial Reports) of the Public Company Accounting Reform and Investor Protection Act of 2002 (S.2673). As you are aware, both of you "shall certify (in writing) the appropriateness of the financial statements and disclosures contained in the periodic report, and that those financial statements and disclosures *fairly present*, in all material respects, the operations and financial condition of the issuer.

The Black-Scholes method does not ***fairly present*** **Pfizer's** ***pro forma stock option compensation expense*** (PFSOCE). For Pfizer, the Black-Scholes method shows PFSOCE to be **11%** of Net Income over the last three years. However, based on *options exercised* PFSOCE should be at least 43%, but using the "stock buyback" approach PFSOCE should be **44%** of Net Income not 11%!!! A portion of this discrepancy with the Black-Scholes model may result from inadequate recognition of the **accelerated vesting** of stock options for companies acquired by Pfizer. As of 12/31/1999, Warner-Lambert

had 193.9 million (70.5 x 2.75) Pfizer equivalent option shares *outstanding* with an average exercise price of $10.49, all subject to acceleration. Pfizer's *options exercised* PFSOCE of 43% was more than double the Peer Group's PFSOCE of 20% indicating a substantial amount of options were exercised, especially in 2000. The recent Pharmacia acquisition may contribute to even greater understatements of this compensation expense.

The following table shows the **inadequacy** and how far astray the Black-Scholes option pricing model is from the actual expense. This model is widely used to (greatly under) estimate the "pro forma" compensation expense for option grants (PFSOCE).

Compensation Expense as % of Net Income

	2001	%Net Income	2000	%Net Income	1999	%Net Income	**Total**	3yr Ave.	%Net Income
Pfizer Net Income	$ 7,788		$ 3,726		$ 4,952		$16,466	$5,489	
Compensation Expense									
Black-Scholes Model	$ 560	7%	$ 807	22%	$ 519	7%	$ 1,886	$ 629	**11%**
Options *Exercised*	$1,673	21%	$ 3,099	83%	$ 2,239	45%	$ 7,011	$2,337	**43%**
Options *Granted*	3,589	56%	2,140	41%	3,514	44%	$ 9,243	$3,081	56%
Stock "Buy backs"	3,665	47%	1,005	27%	2,542	51%	$ 7,212	$2,404	**44%**

The back-up and methodology for these numbers as well as other pertinent comments are noted in the enclosed article entitled Shifting Billions from Corporate Coffers to the Management, UNCOVERING THE CORPORATE COVER-UP...Stock Options...Stock Buybacks.

Sincerely,

R. W. Glenn

Enclosures

Copy to Pfizer Board of Directors
Mrs. Margaret M. Foran
Dr. Allan Greenspan
Mr. Harvey L. Pitt
Mr. David L. Shedlarz
And Others

Shifting Billions from Corporate Coffers to Management

UNCOVERING THE CORPORATE COVER-UP...Stock Options..Stock Buybacks

I started investing 50 years ago at age 9 with funds from my paper route. Our family has been a shareholder of Pfizer for almost four decades after our great uncle sold his limestone company to Pfizer. Due to a sustained falling stock price and insider sales, I began studying the stock option footnotes of annual reports and 10-K's of Pfizer and its Peer group. From this study, the stock option cover-up appeared. To restore investor confidence two critical things must happen: (1) stock options must be **properly** expensed, and (2) limitations must be placed on the amount of stock options a company can **grant** each year.

My review shows the complete inadequacy and how far astray the widely used Black-Scholes method of estimating *pro forma stock option compensation expense* (PFSOCE) is. For Pfizer and its Peer group, the Black-Scholes method shows PFSOCE to be **7%** of Net Income over the last three years. However, based on *options exercised* PFSOCE should be at least 20% but using the "stock buyback" approach with its strong basis, PFSOCE should be 40% of Net Income not 7%!!! That's right, the $32 billion average Net Income for these eleven large cap companies over the last three years should be reduced a minimum of **20% to a more appropriate 40%** to reflect the true expense of stock options. THIS GROSS UNDERSTATEMENT of Stock Option COMPENSATION EXPENSE is covering up a systemic "infectious greed" that destroys the incentive to own stock. The survival of our capitalistic system is at risk.

I hope this article will clearly show the media, regulators, and most investors how the stock option game works. Although fraud, bad auditors and loose accounting standards, "yes-men" boards, and a "few bad apples" are not good, the real problem goes a lot deeper. CEOs signing off on financials isn't going to help if the basis for the financials, ie., the method of expensing stock options is inherently incorrect. Chairman Greenspan's description of "infectious greed" appropriately describes the stock option game played by corporate America. I have no doubt that the game has infected all industry groups. **This "infectious greed" destroys the incentive to be a shareholder in any company that has stock options which are not properly expensed or limited in their granting.** Are there any companies who qualify?

On May 28, 2002 a shareholder proposal was submitted to Pfizer Inc. in accordance with SEC Rule 14a-8. A copy is enclosed for your review. It simply says:

"RESOLVED, the Shareholders request the Board of Directors implement a policy of limiting future stock option and stock/performance unit awards granted to the lesser of 40% of the previous year's net income or 100% of the previous year's common stock dividends paid. Acquisitions are not excluded."

(The "40%" and "100%" noted above are a reflection of what "other" peer companies are doing and should probably be reduced to 30% and 60%, respectively).

Pfizer with "outside" compensation committee board members is a good example of what can happen to any company without reasonable and equitable standards applied to the granting of stock options. Limiting option grants to a percent of shares outstanding sounds good but is a joke, especially when any shares not granted are carried over to the next year. The Pfizer shareholder proposal's attempt to limit or "legislate morality" is a sad commentary because with it comes the need for more rules and guidelines. Who is to keep the management elite from paying themselves

retirement benefits *before* they retire, or increasing their perks or paid and deferred salaries, or consulting and severance agreements? When doing "what is right" comes from regulating entities or "what other companies are doing" rather than the heart, capitalism and this nation are in serious trouble and the incentive to invest is destroyed. Who needs terrorists when you have management and board of director compensation committees drilling holes in the bottom of the ship with shareholders applauding them (by approving the stock option plan in the annual proxy!). Awareness of the stock option cover-up and its true expense, and reasonable and equitable restraint is **desperately needed!**

Page three of Pfizer's latest annual report says, *"The Board's excellence in independent oversight is well recognized, most recently, through the Spencer Stuart/Wharton Board of Excellence Award. This is one of America's highest accolades in corporate governance."* It also says, *"Pfizer's Board of Directors is independent, inquiring, active, and diverse. The Board is vigilant in protecting shareholder interests and ensuring the integrity... "* **It's time for vigilance to step up and clean up this stock option fiasco!**

Before connecting the stock option dots, the table below shows the complete **inadequacy** and how far astray the Black-Scholes option pricing model is from the actual expense. This model is used to (greatly under) estimate, the "pro forma" stock option compensation expense for option *grants* (PFSOCE):

Compensation Expense (PFSOCE) as % of Net Income

(3yr Ave)	Pfizer	% Net Income	Other 10 Companies	% Net Income	Total	% Net Income
Net Income	$ 5,489		$26,574		$32,063	
Compensation Expense (PFSOCE)						
Black-Scholes Model	$ 629	11%	$ 1,652	6%	$ 2,281	7%
Options *Exercised*	$ 2,337	43%	$ 4,206	16%	$ 6,544	**20%**
Options *Granted*	3,081	56%	10,885	41%	13,966	44%
Stock "Buybacks"	2,404	44%	10,524	40%	12,928	**40%**

Since the 10-K's and annual reports do not show the market price of shares at the time the shares are exercised, but rather the average price of the shares granted, the value of options exercised can only be estimated. Thus, the "Options *Exercised"* noted above uses the average grant price as a reasonable estimate of the market price at the time the options are exercised. Although "Options *Exercised*" shows the true cost of options to the company, it does not take into account *unexercised* above or below-water options." Using "Options *Exercised*" with Black-Scholes on the unexercised above or below-water options should give an accurate picture. PFSOCE would then be the 20% **plus** the present value of the above/below water options as a percent of Net Income. However, there is even stronger justification for using the "stock buyback" method less an adjustment for anti-dilution. Determining PFSOCE under this method would be done by simply reducing the stock buyback expense by the reduction in the number of shares outstanding times the cost of acquiring those shares.

Here is where the cover-up in the stock option game takes place. Using Pfizer as an example, on June 27, 2002 the Pfizer Board authorized the purchase of up to $10 billion of the company's stock in the market over the next 24 months (this was just increased to $16 Billion to "accommodate" the Pharmacia stock options which typically accelerate or vest immediately because of the buy-out!). The news release said, "today's Board actions capitalize on Pfizer's strong cash flow to *increase shareholder value*. Although share buybacks are presented as great news for shareholders, quite the opposite is true! Share buybacks are the GREAT CORPORATE COVER-UP! Through these buybacks, management is able to conceal the "infectious greed" permeating executive compensation. **Share buybacks are management's way of hiding compensation to themselves through stock option grants .** The Statement of Cash Flows in the annual reports (2001, 2000, and 1999) of the eleven companies shows $12.9 billion per year in common stock purchases (share buybacks). This $12.9 billion accounts for 40% of Net Income of the companies. It is no coincidence that "free cash flow", that is, cash from operations less property plant and equipment purchases less cash dividends paid, was equal to $12.1 billion during this same period! So where did the free cash flow go? To share buybacks. Over the three years these share buybacks "covered-up" 93% of the $13.9 billion in options granted each year!

The "proof of the pudding" regarding the benefit to shareholders from share buybacks is, **"How much did the outstanding weighted number of average diluted shares decline?"** Share buybacks are suppose to reduce the number of outstanding shares, thereby increasing the earnings per share, right? WRONG! Pfizer's outstanding shares *increased* over the three years, despite Pfizer having purchased 177 million shares! The eleven companies in the study spent **$38.8 billion** over the three year period in buying back their shares in the market. So how much did the total of their average diluted shares decline over the three year period? How about **three-one thousands (3/1000)** from 21,823 billion shares to 21,759 billion shares!!! Unbelievable. Where did the $38.8 billion go if it didn't reduce the number of shares outstanding? Simple, share buybacks. The $38.8 billion was used to buyback enough shares in the market to "cover" the 1.071 billion shares granted in stock options over the same three year period. According to their annual reports, the value of the Options granted over the three years was **$39.6 billion** (1.071 billion shares x grant price)!

So let's see, using Black-Scholes, the accountants are spreading the cost of options over the next 2 to 7 years saying the compensation expense from stock options represents only 7% of Net Income!? In the meantime, corporate management is gobbling up enough shares in the current year to "cover up" the share options granted so as not to dilute the earnings per share. Sound familiar? How about a reverse WORLDCOM move but with no effect on earnings! Mr. Ebbers would love that one, if he's not already using it!

Thus, the management elite used $38.8 billion in company funds to buy shares in the open market to cover up (keep the number of outstanding shares from rising) the 1.071 billion shares they granted themselves. During this same period, the value of shares exercised was $19.6 billion. This represents the actual value of stock they placed into their personal pockets at the time the options were exercised. They still have several billion shares that have either not vested yet, or have vested and they have not exercised. **Should stock options be declared illegal?** Not a bad idea when one considers that the management salaries, perks, additional paid and deferred compensation represented by retirement and supplemental retirement plans, salary bonuses, savings plans, employment, consulting, severance agreements, and life and medical insurance benefits for themselves, retirees, and families are in addition to the stock option give-away. **Want to reduce**

drug prices? $38.8 billion spent on stock options will go a long way in reducing prescription drug prices. Are big pharm shareholders getting wealthy? Not at all, check the share price. Are big pharm managements getting lots of shares? Yes, 1.071 billion shares over the last three years!

It is time to step up! These excessive stock option grant/awards are draining the corporate coffers and pouring billions into the pockets of the management. Pfizer insiders rarely buy Pfizer stock; they only sell it. Unless corrective action is taken, the GREAT stock option COVER-UP will continue to overshadow the market. When existing stockholders uncover the cover-up and realize that the stock option compensation expense is much greater than is being represented and that all present and future free cash flow is flowing into the pockets of management, the incentive to hold their shares is **greatly undermined**.

Who's to blame? Everybody. **Especially the shareholders who give their approval to stock option plans** in the annual proxy vote. They should be sent to Guantanamo! When management and their boards and the accountants don't confront and provide the true cost of stock options, and put no prudent limits on the amount of stock options granted, not only do shareholders lose but management, board members, employees, and even prescription drug buyers lose. It is a **"lose-lose" situation** for all concerned...

Everybody needs to come clean on stock options or the capitalistic system is going to self-destruct because the incentive to own stock is being *systemically* destroyed by the infectious greed of stock options.

July 26, 2002

ISA 45:3
R. W. Glenn
6 Woodstock Court
Greensboro, NC 27408
(336) 288-8429

Peer Group: Abbott Laboratories, Baxter International Inc., Bristol-Myers Squibb Company, Colgate-Palmolive Company, Johnson & Johnson, Eli Lilly and Company, Merck and Co., Inc., Pharmacia Corporation, Schering-Plough Corporation, and Wyeth.

(Pfizer Inc) Shareholder Proposal Relating to Stock Options, Stock Awards, and Performance-Based Stock Awards

"RESOLVED, the Shareholders request the Board of Directors implement a policy limiting future stock option and stock/performance unit awards granted to the ***lesser*** of 40% of the previous year's net income ***or*** 100% of the previous year's common stock dividends paid."

Proponent's Statement in Support of the Resolution

"For the three years 1999-2001, Pfizer granted 239.2 million shares to employees in options with a market value of **$9.2 billion.**

This $9.2 billion does not include amounts paid or deferred under the following additional benefit and long-term compensation plans also provided for Pfizer employees:

- The Retirement Annuity Plan and its supplemental plan.
- bonus amounts paid or deferred under the Executive Annual Incentive Plan.
- Amounts deferred or funded for Pfizer Savings Plan and the Supplemental Savings Plan.
- Employment, Consulting and Severance Agreements.
- Medical and life insurance benefits to retirees and their dependents.

During the same three year period, Pfizer paid $6.7 billion in *dividends*. Options granted to employees were **137.3%** of dividends paid. Over the same period, the ten companies comprising the Peer Group (1) granted options of only **90%** of dividends paid.

During this same period, Pfizer's *net income* was $16.5 billion. Options granted to employees were **56.1%** of net income. Over the same period, nine of the ten companies comprising the Peer Group granted options of only **36.1%** of net income. Wyeth had losses for 2000 and 1999.

If the proposed resolution had been implemented on awards granted in 2001, the Pfizer option award share grants would have been limited to $1.5 billion (40% of the previous year's net income) rather than the $3.6 billion granted in 2001.

Pfizer's stock option plan awards are **substantially higher** than amounts awarded in its industry Peer Group.

Reasonable and equitable standards on stock option and stock/performance unit awards granted would bolster shareholder confidence by better aligning the interests and benefits of shareholders and corporate management by:

- Protecting the interests of shareholders in compensation matters.
- Helping to reduce any conflicts of interest that could have a deleterious effect on shareholder value.
- Reducing, when compared to Peer Group, the relatively large transfer of wealth and voting power from shareholders to corporate management.
- Reducing the dilutive effect on existing shareholders.

---

(1) Peer Group: Abbott Laboratories, Baxter International Inc., Bristol-Myers Squibb Company, Colgate-Palmolive Company, Johnson & Johnson, Eli Lilly and Company, Merck and Co., Inc., Pharmacia Corporation, Schering-Plough Corporation, and Wyeth.

RWG
7/20/2002

	Annual Reports 2001	2000	1999	3yr Ave	Compensation Expense Recorded (SAFS #123) (Black-Scholes option pricing model)			3yr Ave	%
Value of Options (Exercised)									
Abbott	$256	$169	$274	$233	$150	$186	$146	$161	69.0%
Baxter	130	102	54	95	164	59	51	91	95.8%
Bristol Myers	519	431	919	623	246	218	198	221	35.4%
Colgate Palmolive	111	197	394	234	45	58	45	49	21.1%
J & J	530	897	648	692	263	189	140	197	28.5%
Lilly	212	595	534	447	210	89	81	127	28.3%
Merck	618	1,411	1,147	1,059	401	360	289	350	33.1%
Pharmacia	137	353	286	259	90	403	239	244	94.3%
Schering-Plough	47	231	311	196	81	54	66	67	34.1%
Wyeth	258	433	416	369	201	150	85	145	39.4%
	$2,818	$4,819	$4,983	$4,207	$1,851	$1,766	$1,340	**$1,652**	39.3%
					65.7%	36.6%	26.9%		
Pfizer	$1,673	$3,099	$2,239	**$2,337**	$560	$807	519	**$629**	26.9%
					33.5%	26.0%	23.2%		
Value of Options (Granted)									
Abbott	$1,125	$682	$835	$881	$150	$186	$146	$161	18.2%
Baxter	1,111	717	334	721	164	59	51	91	12.7%
Bristol Myers	1,324	1,037	1,584	1,315	246	218	198	221	16.8%
Colgate Palmolive	447	517	605	523	45	58	45	49	9.4%
J & J	326	2,243	1,413	1,327	263	189	140	197	14.9%
Lilly	2,046	114	852	1,004	210	89	81	127	12.6%
Merck	2,909	2,206	2,316	2,477	401	360	289	350	14.1%
Pharmacia	1,217	564	841	874	90	403	239	244	27.9%
Schering-Plough	321	588	476	462	81	54	66	67	14.5%
Wyeth	1,613	932	1,361	1,302	201	150	85	145	11.2%
	$12,439	$9,600	$10,617	$10,885	$1,851	$1,766	$1,340	**$1,652**	15.2%
					14.9%	18.4%	12.6%		
Pfizer	$3,589	$2,140	$3,514	**$3,081**	$560	$807	519	**$629**	20.4%
					15.6%	37.7%	14.8%		

Shareholder Proposal Factual Support		Annual Reports 2001	2000	1999
(thousands of shares)				
Shares Exercised	ABT	12,572	11,391	11,428
Grant Price per share		48.64	36.03	44.68
Exercised Price per share		28.30	21.21	20.74
Fair value of stock option granted		$13.31	$10.60	$12.26
Expected dividend yield		2.00%	2.00%	1.40%
Risk-free interest rate		4.90%	6.80%	5.10%
Expected stock price volatility		27.00%	26.00%	24.00%
Expected term until exercise		5.40	5.40	5.30
(2) Shares Exercised	BAX	5,225	5,706	3,915
Grant Price per share		46.54	37.66	33.36
Exercised Price per share		21.65	19.73	19.59
Fair value of stock option granted		$18.21	$13.75	$11.30
Expected dividend yield		1.00%	1.25%	1.50%
Risk-free interest rate		4.90%	6.10%	5.40%
Expected stock price volatility		36.00%	31.00%	29.00%
Expected term until exercise		6.00	6.00	6.00
(3) Shares Exercised	BMY	13,917	17,606	20,425
Grant Price per share		62.45	49.72	65.39
Exercised Price per share		25.17	25.26	20.41
Fair value of stock option granted		$22.59	$17.17	$17.37
Expected dividend yield		1.50%	1.50%	2.40%
Risk-free interest rate		5.75%	6.30%	5.50%
Expected stock price volatility		28.60%	24.50%	21.80%
Expected term until exercise		7.00	7.00	7.00
Assumed forfeiture rate		3.0%	3.0%	3.0%
(4) Shares Exercised	CL	5,565	9,361	14,587
Grant Price per share		57.00	53.00	53.00
Exercised Price per share		37.00	32.00	26.00
Fair value of stock option granted		$9.37	$10.95	$8.61
Expected dividend yield		2.50%	2.50%	2.50%
Risk-free interest rate			3.3% to 6.2%	
Expected stock price volatility			22% to 41%	
Expected term until exercise			2 Years to 7 Years	
(5) Shares Exercised	JNJ	30,622	27,130	21,410
Grant Price per share		36.31	48.29	41.95
Exercised Price per share		19.00	15.22	11.68
Fair value of stock option granted		$13.72	$14.79	$15.00
Expected dividend yield		1.33%	1.40%	1.13%
Risk-free interest rate		4.87%	5.45%	6.32%
Expected stock price volatility		27.00%	27.00%	24.00%
Expected term until exercise		5.00	5.00	5.00
(6) Shares Exercised	LLY	4,298	9,242	10,849
Grant Price per share		76.10	86.75	68.22
Exercised Price per share		26.72	22.33	19.04
Fair value of stock option granted		$26.59	$29.25	$20.27

RWG
7/18/2002

		Annual Reports 2001	2000	1999
Expected dividend yield	LLY	1.80%	2.26%	2.73%
Risk-free interest rate	(Con't)	4.58%	5.02%	6.15%
Expected stock price volatility		33.10%	32.70%	25.20%
Expected term until exercise		7.00	7.00	7.00
Forfeiture rate		0	0	0
(7) Shares Exercised	MRK	11,604	30,638	18,368
Grant Price per share		79.12	66.97	80.04
Exercised Price per share		25.90	20.91	17.59
Fair value of stock option granted		$25.42	$23.28	$24.75
Expected dividend yield		1.70%	1.80%	1.40%
Risk-free interest rate		4.80%	6.50%	5.10%
Expected stock price volatility		29.00%	28.00%	24.00%
Expected term until exercise		6.70	6.60	6.70
(8) Shares Exercised	PHA	7,150	43,574	11,527
Grant Price per share		47.85	38.92	46.86
Exercised Price per share		28.66	30.82	22.05
Fair value of stock option granted		$39.17	$38.60	$27.78
Expected dividend yield		1.13%	1.00%	1.98%
Risk-free interest rate		4.68%	6.75%	6.64%
Expected stock price volatility		28.60%	26.00%	24.80%
Expected term until exercise		5.00	5.00	5.00
(9) Shares Exercised	SGP	2,000	9,000	8,000
Grant Price per share		40.15	42.03	52.86
Exercised Price per share		16.81	16.36	13.96
Fair value of stock option granted		$13.35	$13.82	$12.38
Expected dividend yield		1.50%	1.70%	2.20%
Risk-free interest rate		4.90%	6.30%	5.10%
Expected stock price volatility		35.00%	32.00%	23.00%
Expected term until exercise		5.00	5.00	5.00
(10) Shares Exercised	WYE	8,550	15,123	10,589
Grant Price per share		56.89	56.51	62.00
Exercised Price per share		26.74	27.90	22.76
Fair value of stock option granted		$17.76	$18.76	$14.36
Expected dividend yield		1.60%	1.60%	2.20%
Risk-free interest rate		4.80%	6.30%	5.60%
Expected stock price volatility		32.10%	31.20%	25.00%
Expected term until exercise		5.00	5.00	4.00
Shares Exercised	PFE	54,082	130,756	75,872
Grant Price per share		45.34	32.49	37.32
Exercised Price per share		14.41	8.79	7.81
Fair value of stock option granted		$15.12	$11.12	$11.79
Expected dividend yield		1.41%	1.54%	1.26%
Risk-free interest rate		5.00%	6.65%	5.06%
Expected stock price volatility		31.45%	30.68%	26.22%
Expected term until exercise		5.50	5.35	5.75

"FREE" CASH FLOW

RWG
7/20/2002

	Cash from Operations		
	2001	2000	1999
Abbott	$3,567	$3,100	$3,035
Baxter	1,149	1,214	1,083
Bristol Myers	5,402	4,652	4,224
Colgate Palmolive	1,600	1,536	1,293
J & J	8,864	6,903	5,920
Lilly	3,662	3,732	2,742
Merck	9,080	7,687	6,131
Pfizer	9,291	6,195	5,493
Pharmacia	1,899	1,002	1,697
Schering-Plough	2,512	2,511	2,020
Wyeth	(4,447)	555	2,166
	42579	39087	35804

	Property Plant Equip Purchases-Net		
Abbott	1,164	1,036	987
Baxter	669	547	529
Bristol Myers	1,023	589	709
Colgate Palmolive	340	367	373
J & J	1,568	1,523	1,767
Lilly	852	673	450
Merck	2,725	2,728	2,561
Pfizer	2,135	2,100	2,410
Pharmacia	1,020	774	1,046
Schering-Plough	759	763	543
Wyeth	1,516	1,426	610
	13771	12526	11985

	Cash Dividends Paid		
Abbott	1,271	1,146	1,003
Baxter	341	84	338
Bristol Myers	2,137	1,930	1,707
Colgate Palmolive	397	382	366
J & J	2,047	1,724	1,479
Lilly	1,207	1,126	1,001
Merck	3,145	2,798	2,590
Pfizer	2,715	2,197	1,820
Pharmacia	651	622	641
Schering-Plough	911	802	716
Wyeth	1,211	1,201	1,184
	16033	14012	12845

	"Free Cash Flow"			3Yr Ave
Abbott	1,132	918	1,045	1,032
Baxter	139	583	216	313
Bristol Myers	2,242	2,133	1,808	2,061
Colgate Palmolive	863	787	554	735
J & J	5,249	3,656	2,674	3,860
Lilly	1,603	1,933	1,291	1,609
Merck	3,210	2,161	980	2,117
Pfizer	4,441	1,898	1,263	2,534
Pharmacia	228	(394)	10	(52)
Schering-Plough	842	946	761	850
Wyeth	(7,174)	(2,072)	372	(2,958)
	12775	12549	10974	12,099

		Common Stock Purchases			% FCF	3Yr Ave
Abbott	Ok	17	465	-329		51
Baxter	Ok	288	375	184		282
Bristol Myers	Ok	1589	2338	1419	86.5%	1,782
Colgate Palmolive	Ok	1230	1041	624	131.4%	965
J & J	Ok	2570	973	840	37.9%	1,461
Lilly	Ok	546	1053	1453	63.2%	1,017
Merck	Ok	3891	3545	3582	173.5%	3,673
Pfizer	Ok	3665	1005	2542	94.9%	2,404
Pharmacia	Ok	864	0	170		345
Schering-Plough	Ok	34	855	504	54.6%	464
Wyeth		0	393	1058		484
		14694	12043	12047	106.8%	12,928

	Weighted Ave Shares - Diluted		
Abbott	1566	1566	1558
Baxter	609	597	590
Bristol Myers	1965	1997	2027
Colgate Palmolive	607	626	638
J & J	3099	3099	3100
Lilly	1090	1096	1106
Merck	2319	2352	2404
Pfizer	6361	6368	6317
Pharmacia	1340	1328	1288
Schering-Plough	1472	1477	1486
Wyeth	1331	1306	1309
	21759	21812	21823

	Free Cash Flow/Share		
Abbott	$0.71	$0.29	$0.88
Baxter	($0.24)	$0.35	$0.05
Bristol Myers	$0.33	($0.10)	$0.19
Colgate Palmolive	($0.60)	($0.41)	($0.11)
J & J	$0.86	$0.87	$0.59
Lilly	$0.97	$0.80	($0.15)
Merck	($0.29)	($0.59)	($1.08)
Pfizer	$0.12	$0.14	($0.20)
Pharmacia	($0.47)	($0.30)	($0.12)
Schering-Plough	$0.55	$0.06	$0.17
Wyeth	($5.39)	($1.89)	($0.52)
	($0.09)	$0.02	($0.05)

	Long Term Debt		
Abbott	4335	1076	1337
Baxter	2486	1726	2601
Bristol Myers	6237	1336	1342
Colgate Palmolive	2812	2537	2243
J & J	2217	3163	3429
Lilly	3132	2634	2812
Merck	4799	3601	3144
Pfizer	2609	1123	1774
Pharmacia	2731	3624	1958
Schering-Plough	112	109	6
Wyeth	7357	2395	3606
	38827	23324	24252

Shareholder Proposal
Factual Support

(millions of dollars)	Annual Reports 2001	2000	1999	3yr Ave
Net Income				
Abbott	1,550	2,786	2,446	2,261
Baxter	612	740	797	716
Bristol Myers	5,245	4,711	4,167	4,708
Colgate Palmolive	1,147	1,064	937	1,049
J & J	5,668	4,953	4,273	4,965
Lilly	2,780	3,058	2,721	2,853
Merck	7,282	6,822	5,891	6,665
Pharmacia	1,501	717	1,378	1,199
Schering-Plough	1,943	2,423	2,110	2,159
Wyeth	2,285	negative	negative	
	$30,013	$27,274	$24,720	$26,574
Pfizer	7,788	3,726	4,952	5,489
Value of Options Exercised				
Abbott (1)	$256	$169	$274	$233
Baxter (2)	130	102	54	95
Bristol Myers (3)	519	431	919	623
Colgate Palmolive (4)	111	197	394	234
J & J (5)	530	897	648	692
Lilly (6)	212	595	534	447
Merck (7)	618	1,411	1,147	1,059
Pharmacia (8)	137	353	286	259
Schering-Plough (9)	47	231	311	196
Wyeth (10)	258	433	416	369
	$2,817	$4,819	$4,981	$4,206
Pfizer	$1,673	$3,099	$2,239	**$2,337**
Options/Net Income				
Abbott	16.5%	6.1%	11.2%	10.3%
Baxter	21.3%	13.8%	6.8%	13.3%
Bristol Myers	9.9%	9.1%	22.0%	13.2%
Colgate Palmolive	9.7%	18.5%	42.0%	22.3%
J & J	9.4%	18.1%	15.2%	13.9%
Lilly	7.6%	19.5%	19.6%	15.7%
Merck	8.5%	20.7%	19.5%	15.9%
Pharmacia	9.1%	49.2%	20.8%	21.6%
Schering-Plough	2.4%	9.5%	14.7%	9.1%
Wyeth	11.3%	Not meaningful		
	9.4%	17.7%	20.2%	15.8%
Pfizer	21.5%	83.2%	45.2%	42.6%

Shareholder Proposal	Annual Reports			Page 1	RWG
Factual Support	2001	2000	1999	3yr Ave	7/18/2002
(millions of dollars)					
Cash Dividends Paid					
Abbott	$1,271	$1,146	$1,003	$1,140	
Baxter	341	84	338	254	
Bristol Myers	2,137	1,930	1,707	1,925	
Colgate Palmolive	397	382	366	382	
J & J	2,047	1,724	1,479	1,750	
Lilly	1,207	1,126	1,001	1,111	
Merck	3,145	2,798	2,590	2,844	
Pharmacia	651	622	641	638	
Schering-Plough	911	802	716	810	
Wyeth	1,211	1,201	1,184	1,199	
	$13,318	$11,815	$11,025	$12,053	
Pfizer	$2,715	$2,197	$1,820	$2,244	

	Annual Reports			
Value of Options Exercised	2001	2000	1999	3yr Ave
Abbott (1)	$256	$169	$274	$233
Baxter (2)	130	102	54	95
Bristol Myers (3)	519	431	919	623
Colgate Palmolive (4)	111	197	394	234
J & J (5)	530	897	648	692
Lilly (6)	212	595	534	447
Merck (7)	618	1,411	1,147	1,059
Pharmacia (8)	137	353	286	259
Schering-Plough (9)	47	231	311	196
Wyeth (10)	258	433	416	369
	$2,817	$4,819	$4,981	**$4,206**
Pfizer	$1,673	$3,099	$2,239	**$2,337**
Options/Dividends				
Abbott	20.1%	14.7%	27.3%	20.4%
Baxter	38.1%	121.8%	15.9%	37.5%
Bristol Myers	24.3%	22.3%	53.8%	32.4%
Colgate Palmolive	28.0%	51.5%	107.6%	61.3%
J & J	25.9%	52.0%	43.8%	39.5%
Lilly	17.6%	52.9%	53.3%	40.2%
Merck	19.6%	50.4%	44.3%	37.2%
Pharmacia	21.1%	56.7%	44.6%	40.6%
Schering-Plough	5.1%	28.8%	43.5%	24.2%
Wyeth	21.3%	36.0%	35.1%	30.8%
	21.2%	40.8%	45.2%	34.9%
Pfizer	61.6%	141.1%	123.0%	104.1%

Shareholder Proposal
Factual Support

(millions of dollars)	Annual Reports 2001	2000	1999	3yr Ave
Net Income				
Abbott	1,550	2,786	2,446	2,261
Baxter	612	740	797	716
Bristol Myers	5,245	4,711	4,167	4,708
Colgate Palmolive	1,147	1,064	937	1,049
J & J	5,668	4,953	4,273	4,965
Lilly	2,780	3,058	2,721	2,853
Merck	7,282	6,822	5,891	6,665
Pharmacia	1,501	717	1,378	1,199
Schering-Plough	1,943	2,423	2,110	2,159
Wyeth	2,285	negative	negative	
	$30,013	$27,274	$24,720	$26,574
Pfizer	7,788	3,726	4,952	5,489
Value of Options Granted				
Abbott (1)	$1,125	$682	$835	$880
Baxter (2)	1,111	717	334	721
Bristol Myers (3)	1,324	1,037	1,584	1,315
Colgate Palmolive (4)	447	517	605	523
J & J (5)	326	2,243	1,413	1,327
Lilly (6)	2,046	114	852	1,004
Merck (7)	2,909	2,206	2,316	2,477
Pharmacia (8)	1,217	564	841	874
Schering-Plough (9)	321	588	476	462
Wyeth (10)	1,613	Not meaningful		
	$12,438	$8,669	$9,255	$9,583
Pfizer	3,589	2,140	3,514	3,081
Options/Net Income				
Abbott	72.5%	24.5%	34.1%	38.9%
Baxter	181.5%	96.9%	42.0%	100.6%
Bristol Myers	25.2%	22.0%	38.0%	27.9%
Colgate Palmolive	39.0%	48.6%	64.6%	49.9%
J & J	5.7%	45.3%	33.1%	26.7%
Lilly	73.6%	3.7%	31.3%	35.2%
Merck	39.9%	32.3%	39.3%	37.2%
Pharmacia	81.1%	78.6%	61.0%	72.9%
Schering-Plough	16.5%	24.3%	22.5%	21.4%
Wyeth	70.6%	Not meaningful		
	41.4%	31.8%	37.4%	36.1%
Pfizer	46.1%	57.4%	71.0%	56.1%

Shareholder Proposal Factual Support	Annual Reports 2001	2000	1999	Page 1 3yr Ave
(millions of dollars)				
Cash Dividends Paid				
Abbott	$1,271	$1,146	$1,003	$1,140
Baxter	341	84	338	254
Bristol Myers	2,137	1,930	1,707	1,925
Colgate Palmolive	397	382	366	382
J & J	2,047	1,724	1,479	1,750
Lilly	1,207	1,126	1,001	1,111
Merck	3,145	2,798	2,590	2,844
Pharmacia	651	622	641	638
Schering-Plough	911	802	716	810
Wyeth	1,211	1,201	1,184	1,199
	$13,318	$11,815	$11,025	$12,053
Pfizer	$2,715	$2,197	$1,820	$2,244
Value of Options Granted				
Abbott (1)	$1,125	$682	$835	$880
Baxter (2)	1,111	717	334	721
Bristol Myers (3)	1,324	1,037	1,584	1,315
Colgate Palmolive (4)	447	517	605	523
J & J (5)	326	2,243	1,413	1,327
Lilly (6)	2,046	114	852	1,004
Merck (7)	2,909	2,206	2,316	2,477
Pharmacia (8)	1,217	564	841	874
Schering-Plough (9)	321	588	476	462
Wyeth (10)	1,613	932	1,361	1,302
	$12,438	$9,601	$10,616	$10,885
Pfizer	$3,589	$2,140	$3,514	$3,081
Options/Dividends				
Abbott	88.5%	59.5%	83.2%	77.2%
Baxter	325.7%	853.6%	99.0%	283.4%
Bristol Myers	62.0%	53.7%	92.8%	68.3%
Colgate Palmolive	112.6%	135.4%	165.3%	137.1%
J & J	15.9%	130.1%	95.5%	75.8%
Lilly	169.5%	10.1%	85.1%	90.3%
Merck	92.5%	78.9%	89.4%	87.1%
Pharmacia	186.9%	90.6%	131.2%	137.0%
Schering-Plough	35.3%	73.4%	66.4%	57.0%
Wyeth	133.2%	77.6%	114.9%	108.6%
	93.4%	81.3%	96.3%	90.3%
Pfizer	132.2%	97.4%	193.1%	137.3%

Shareholder Proposal
Factual Support

(thousands of shares)		Annual Reports 2001	2000	1999
(1) Shares Granted	ABT	23,119	18,923	18,683
Price per share		48.64	36.03	44.68
(2) Shares Granted	BAX	23,862	19,040	10,026
Price per share		46.54	37.66	33.36
(3) Shares Granted	BMY	21,201	20,851	24,222
Price per share		62.45	49.72	65.39
(4) Shares Granted	CL	7,842	9,762	11,414
Price per share		57.00	53.00	53.00
(5) Shares Granted	JNJ	8,975	46,456	33,674
Price per share		36.31	48.29	41.95
(6) Shares Granted	LLY	26,883	1,315	12,494
Price per share		76.10	86.75	68.22
(7) Shares Granted	MRK	36,768	32,948	28,930
Price per share		79.12	66.97	80.04
(8) Shares Granted	PHA	25,433	14,483	17,950
Price per share		47.85	38.92	46.86
(9) Shares Granted	SGP	8,000	14,000	9,000
Price per share		40.15	42.03	52.86
(10) Shares Granted	WYE	28,360	16,497	21,946
Price per share		56.89	56.51	62.00
Shares Granted	PFE	79,155	65,863	94,168
Price per share		45.34	32.49	37.32

Black-Scholes Doesn't Work!

The Black-Scholes model developed in 1973 and used to value "European" stock warrants is being used by S&P 500 companies to value stock option compensation expense. (European warrants must be cashed at a certain point in time whereas the "American" can be cashed at anytime.) In 1995, FASB issued Statement 123 to bring closure to a "divisive debate" on how to estimate *pro forma stock option compensation expense* (PFSOCE). In the statement, FASB admitted that Black-Scholes may not be the best way to improve financial accounting and reporting. FASB believed some action was better than no action. Using Black-Scholes is a **GROSS UNDERSTATEMENT** of the STOCK OPTION **COMPENSATION EXPENSE.**

The Black-Scholes pricing model uses four factors to calculate the fair value of the stock option granted. The factors are a risk-free interest rate, and three *expected* values, dividend yield, term until exercised, and stock price volatility. From this the compensation expense (PFSOCE) for the stock options granted (which are exercised over a period of up to 10 years) is determined. The expected term until exercise is usually 5 years but varies anywhere from 3 to 7 years. Using this model, the *pro forma stock option compensation expense* (PFSOCE) recorded for the TOP TEN[1] S&P 500 Companies was **6%** of Net Income for the years 2001, 2000, and 1999. For the three years this is underestimating compensation expense on average from 18% to 23%.

Use of Black-Scholes with its input variables is impressive, but it does not reflect corporate practice regarding stock options. Corporate management and their boards do not want shareholders to see the dilution of the stock options that are being generously granted to themselves. To prevent this, the boards authorize stock buybacks to prevent the dilution. So to avoid reporting this earnings per share dilution, rather than spreading the stock buybacks over the 10 year option period, the companies must buyback the number of shares *granted* this year to avoid the appearance of any dilution on the income statement. This is very clever because stock buybacks known as "common stock repurchased" or "purchases of common stock" on the Statement of Cash Flows is not considered an expense but rather a reduction in shareholder equity which does not reduce earnings per share on the income statement.

According to the Statement of Cash Flows for 2001, the TOP TEN companies repurchased or bought back $29.7 billion in common stock. That $29.7 billion represents **34%** of the $87.7 billion in net income for these ten companies! The important question, "**How much did the $29.7 billion in stock buybacks reduce the average diluted number of shares from the previous year?** Less than 2/1000ths from 48,472 billion shares to 48,388 billion shares! Thus the ten companies were able to grant stock options for 587,278 million shares with a market value of $33.155 billion and only charge pro forma compensation expense 7% or $5.792 billion with no dilution rather than the 34%. On this basis, for 2001 **earnings per share for the TOP TEN are overstated by 27%!**

This also means that investors <u>must</u> value companies on a cash flow per share basis rather than on an earnings per share basis because stock option compensation expense is not being properly expensed and is GROSSLY UNDERSTATED.

	Value of Options Exercised				% Net Income
Microsoft	$6,114	$13,925	$8,458	$9,499	116%
General Electric	989	1,746	1,857	1,531	12%
Exxon Mobil	347	828	536	571	4%
WalMart	239	274	271	261	4%
Pfizer	1,673	3,099	2,239	2,337	43%
Citigroup	1,677	2,530	1,634	1,947	15%
AIG	189	473	269	310	5%
Johnson & Johnson	530	897	648	692	14%
Coca Cola	167	376	164	236	8%
IBM	1,222	2,015	2,015	1,751	22%
	$13,147	$26,165	$18,092	$19,135	**24%**
% Net Income	15%	31%	26%		

	Compensation Expense Recorded				
Microsoft	$2,262	$1,249	$676	$1,396	17%
General Electric	198	198	196	197	2%
Exxon Mobil	285	296	149	243	2%
WalMart	79	60	53	64	1%
Pfizer	560	807	519	629	11%
Citigroup	560	588	461	536	4%
AIG	144	94	56	98	2%
Johnson & Johnson	263	189	140	197	4%
Coca Cola	202	182	160	181	6%
IBM	1239	890	648	926	12%
	$5,792	$4,553	$3,058	$4,468	**6%**
% Net Income	7%	5%	4%		

	Common Stock Purchases				
Microsoft	$6,074	$4,896	$2,950	$4,640	57%
General Electric	2,435	(469)	1,002	989	8%
Exxon Mobil	5,721	2,352	670	2,914	21%
WalMart	1,214	193	101	503	8%
Pfizer	3,665	1,005	2,542	2,404	44%
Citigroup	3,045	4,066	3,954	3,688	28%
AIG	1,042	1,402	700	1,048	17%
Johnson & Johnson	2,570	973	840	1,461	29%
Coca Cola	277	133	15	142	5%
IBM	3,652	6,073	6,645	5,457	70%
	$29,695	$20,624	$19,419	$23,246	**29%**
% Net Income	34%	24%	28%		

(millions of dollars)	Annual Reports 2001	2000	1999	3yr Ave	RWG 8/2/2002
Net Income					
Microsoft	$7,346	$9,421	$7,785	$8,184	
General Electric	13,684	12,735	10,717	12,379	
Exxon Mobil	15,320	17,720	7,910	13,650	
WalMart	6,671	6,295	5,377	6,114	
Pfizer	7,788	3,726	4,952	5,489	
Citigroup	14,126	13,519	11,243	12,963	
AIG	5,363	6,639	6,186	6,063	
Johnson & Johnson	5,668	4,953	4,273	4,965	
Coca Cola	3,969	2,177	2,431	2,859	
IBM	7,723	8,093	7,712	7,843	
	$87,658	$85,278	$68,586	$80,507	
Options Exercised/Net Income					
Microsoft	83.2%	147.8%	108.6%	116.1%	
General Electric	7.2%	13.7%	17.3%	12.4%	
Exxon Mobil	2.3%	4.7%	6.8%	4.2%	
WalMart	3.6%	4.3%	5.0%	4.3%	
Pfizer	21.5%	83.2%	45.2%	42.6%	
Citigroup	11.9%	18.7%	14.5%	15.0%	
AIG	3.5%	7.1%	4.4%	5.1%	
Johnson & Johnson	9.4%	18.1%	15.2%	13.9%	
Coca Cola	4.2%	17.3%	6.8%	8.2%	
IBM	15.8%	24.9%	26.1%	22.3%	
	15.0%	30.7%	26.4%	23.8%	
Cash Dividends Paid					
Microsoft	0	0	0	0	
General Electric	6,358	5,401	4,587	5,449	
Exxon Mobil	6,254	6,123	5,872	6,083	
WalMart	1,249	1,070	890	1,070	
Pfizer	2,715	2,197	1,820	2,244	
Citigroup	3,185	2,654	2,139	2,659	
AIG	743	776	709	743	
Johnson & Johnson	2,047	1,724	1,479	1,750	
Coca Cola	1,791	1,685	1,580	1,685	
IBM	929	879	834	881	
	$25,271	$22,509	$19,910	$22,563	
Options Exercised/Dividend					
Microsoft	na	na	na	na	
General Electric	15.6%	32.3%	40.5%	28.1%	
Exxon Mobil	5.6%	13.5%	9.1%	9.4%	
WalMart	19.1%	25.6%	30.5%	24.4%	
Pfizer	61.6%	141.1%	123.0%	104.1%	
Citigroup	52.6%	95.3%	76.4%	73.2%	
AIG	25.4%	61.0%	38.0%	41.8%	
Johnson & Johnson	25.9%	52.0%	43.8%	39.5%	
Coca Cola	9.3%	22.3%	10.4%	14.0%	
IBM	131.6%	229.2%	241.6%	198.8%	
	52.0%	116.2%	90.9%	84.8%	

"FREE" CASH FLOW — Annual Reports — RWG

(millions of dollars) — 8/2/2002

	2001	2000	1999	3yr Ave	
Cash From Operations					
Microsoft	$13,422	$11,426	$12,146	$12,331	
General Electric	32,195	22,690	24,593	26,493	
Exxon Mobil	22,889	22,937	15,013	20,280	
WalMart	10,260	9,604	8,194	9,353	
Pfizer	9,291	6,195	5,493	6,993	
Citigroup	26,578	2,673	11,223	13,491	
AIG	7,710	9,081	12,643	9,811	
Johnson & Johnson	8,864	6,903	5,920	7,229	
Coca Cola	4,110	3,585	3,883	3,859	
IBM	14,265	9,274	10,111	11,217	
	$149,584	$104,368	$109,219	$121,057	
Property Plant Equip Purchases-Net					
Microsoft	$1,103	$879	$583	$855	
General Electric	8,175	7,200	9,240	8,205	
Exxon Mobil	9,989	8,446	10,849	9,761	(XOM doesı
WalMart	8,383	8,042	6,183	7,536	
Pfizer	2,135	2,100	2,410	2,215	
Citigroup	1,774	2,249	1,750	1,924	(C doesn't b
AIG	4,195	2,719	1,666	2,860	
Johnson & Johnson	1,568	1,523	1,767	1,619	
Coca Cola	678	688	1,024	797	
IBM	4,495	3,997	4,752	4,415	
	$42,495	$37,843	$40,224	$40,187	
Cash Dividends Paid					
Microsoft	$0	$0	$0	$0	
General Electric	6,358	5,401	4,587	5,449	
Exxon Mobil	6,254	6,123	5,872	6,083	
WalMart	1,249	1,070	890	1,070	
Pfizer	2,715	2,197	1,820	2,244	
Citigroup	3,185	2,654	2,139	2,659	
AIG	743	776	709	743	
Johnson & Johnson	2,047	1,724	1,479	1,750	
Coca Cola	1,791	1,685	1,580	1,685	
IBM	929	879	834	881	
	$25,271	$22,509	$19,910	$22,563	
"Free Cash Flow"					
Microsoft	$12,319	$10,547	$11,563	$11,476	
General Electric	17,662	10,089	10,766	12,839	
Exxon Mobil	6,646	8,368	(1,708)	4,435	
WalMart	628	492	1,121	747	
Pfizer	4,441	1,898	1,263	2,534	
Citigroup	21,619	(2,230)	7,334	8,908	
AIG	2,772	5,586	10,268	6,209	
Johnson & Johnson	5,249	3,656	2,674	3,860	
Coca Cola	1,641	1,212	1,279	1,377	
IBM	8,891	4,443	4,525	5,953	
	$81,868	$44,061	$49,085	$58,338	

Common Stock Purchases

Microsoft	$6,074	$4,896	$2,950	$4,640	
General Electric	2,435	(469)	1,002	989	
Exxon Mobil	5,721	2,352	670	2,914	
WalMart	1,214	193	101	503	
Pfizer	3,665	1,005	2,542	2,404	
Citigroup	3,045	4,066	3,954	3,688	
AIG	1,042	1,402	700	1,048	
Johnson & Johnson	2,570	973	840	1,461	
Coca Cola	277	133	15	142	
IBM	3,652	6,073	6,645	5,457	"NET"
	$29,695	$20,624	$19,419	$23,246	

Weighted Ave Shares - Diluted

Microsoft	5574	5536	5482	5531
General Electric	9988	10027	10016	10010
Exxon Mobil	6941	7033	7063	7012
WalMart	4481	4484	4474	4480
Pfizer	6361	6368	6317	6349
Citigroup	5032	4977	4979	4996
AIG	2650	2638	2650	2646
Johnson & Johnson	3099	3099	3100	3099
Coca Cola	2487	2487	2487	2487
IBM	1775	1823	1872	1856
	48,388	48,472	48,440	48,466

Free Cash Flow+Dividend/Share after Stk Purchase

Microsoft	$1.12	$1.02	$1.57	$1.24
General Electric	2.16	1.59	1.43	1.73
Exxon Mobil	1.03	1.73	0.49	1.08
WalMart	0.15	0.31	0.43	0.29
Pfizer	0.55	0.49	0.09	0.37
Citigroup	4.32	(0.73)	1.11	1.57
AIG	0.93	1.88	3.88	2.23
Johnson & Johnson	1.53	1.42	1.07	1.34
Coca Cola	1.27	1.11	1.14	1.17
IBM	2.03	(0.73)	(0.69)	0.20
	$15.09	$8.08	$10.52	

Stock Price

Microsoft	8/2	$44.41
General Electric	8/2	29.50
Exxon Mobil	8/2	33.61
WalMart	8/2	46.10
Pfizer	8/2	30.90
Citigroup	8/2	30.88
AIG	8/2	60.25
Johnson & Johnson	8/2	52.25
Coca Cola	8/2	50.10
IBM	8/2	67.88
		445.88

	Stock Price/FCF+Dividend	
Microsoft	39.6	35.9
General Electric	13.7	17.1
Exxon Mobil	32.5	31.0
WalMart	311.6	157.1
Pfizer	56.3	82.8
Citigroup	7.1	19.7
AIG	64.6	27.0
Johnson & Johnson	34.3	39.0
Coca Cola	39.5	42.7
IBM	33.5	333.7
	29.5	

Long Term Debt

Microsoft	0	0	0
General Electric	79,806	82,132	71,427
Exxon Mobil	7,099	7,280	8,402
WalMart	15,687	12,501	13,672
Pfizer	2,609	1,123	1,774
Citigroup	121,631	111,778	88,481
AIG	46,395	38,169	34,583
Johnson & Johnson	2,217	3,163	3,429
Coca Cola	1,219	835	854
IBM	15,963	18,371	14,124
	$292,626	$275,352	$236,746

(thousands of shares)		2001	2000	1999
Shares Exercised	MSFT	123,000	198,000	175,000
Shares Granted		224,000	304,000	78,000
Grant Price per share		60.84	79.87	54.62
Exercised Price per share		11.13	9.54	6.29
Fair value of stock option granted		$29.31	$36.67	$20.90
Expected dividend yield		0.00%	0.00%	0.00%
Risk-free interest rate		5.30%	6.20%	4.90%
Expected stock price volatility		39.00%	33.00%	32.00%
Expected term until exercise		6.40	6.20	5.00
Shares Exercised	GE	31,801	44,758	61,679
Shares Granted		60,946	46,278	51,281
Grant Price per share		41.15	47.84	37.93
Exercised Price per share		10.04	8.82	7.82
Fair value of stock option granted		$12.15	$15.78	$11.23
Expected dividend yield		1.60%	1.20%	1.30%
Risk-free interest rate		4.90%	6.40%	5.80%
Expected stock price volatility		30.50%	27.10%	23.70%
Expected term until exercise		6.00	6.40	6.50
Shares Exercised	XOM	16,949	28,714	22,500
Shares Granted		34,717	36,224	44,198
Grant Price per share		37.12	45.19	39.00
Exercised Price per share		16.63	16.35	15.16
Fair value of stock option granted		$6.89	$10.18	$9.85
Expected dividend yield		2.50%	2.00%	2.10%
Risk-free interest rate		4.60%	5.50%	6.20%
Expected stock price volatility		16.00%	16.00%	16.00%
Expected term until exercise		6.00	6.00	6.00
Shares Exercised	WMT	9,433	7,865	8,182
Shares Granted		11,281	9,841	5,790
Grant Price per share		47.71	48.30	44.62
Exercised Price per share		22.37	13.50	11.44
Fair value of stock option granted		$24.00	$22.00	$13.00
Expected dividend yield			.4% to 1.3%	
Risk-free interest rate			4.4% to 7.2%	
Expected stock price volatility			23% to 41%	
Expected term until exercise		5.80	5.80	5.80
Shares Exercised	PFE	54,082	130,756	75,872
Shares Granted		79,155	65,863	94,168
Grant Price per share		45.34	32.49	37.32
Exercised Price per share		14.41	8.79	7.81
Fair value of stock option granted		$15.12	$11.12	$11.79
Expected dividend yield		1.41%	1.54%	1.26%
Risk-free interest rate		5.00%	6.65%	5.06%
Expected stock price volatility		31.45%	30.68%	26.22%
Expected term until exercise		5.50	5.35	5.75

XOM only

Shares Exercised	C	57,603	127,787	93,094	
Shares Granted		71,022	143,925	69,222	
Grant Price per share		52.23	45.94	36.25	
Exercised Price per share		23.12	26.14	18.70	
Fair value of stock option granted		$11.69	$9.94	$10.65	
Expected dividend yield		$0.92	$0.76	$0.47	
Risk-free interest rate		4.63%	6.17%	5.17%	
Expected stock price volatility		38.76%	41.35%	46.10%	
Expected term until exercise		3.00	3.00	3.00	
Shares Exercised	AIG	6,209	5,797	5,673	
Shares Granted		8,772	2,179	2,749	
Grant Price per share		71.56	95.48	62.43	
Exercised Price per share		41.16	13.80	14.97	
Fair value of stock option granted			?		
Expected dividend yield		0.20%	0.17%	0.20%	
Risk-free interest rate		5.10%	5.42%	5.33%	
Expected stock price volatility		28.00%	27.00%	25.00%	
Expected term until exercise		7.00	7.00	7.00	
Shares Exercised	JNJ	30,622	27,130	21,410	
Shares Granted		8,975	46,456	33,674	2001 grants delayed to 2/20(
Grant Price per share		36.31	48.29	41.95	
Exercised Price per share		19.00	15.22	11.68	
Fair value of stock option granted		$13.72	$14.79	$15.00	
Expected dividend yield		1.33%	1.40%	1.13%	
Risk-free interest rate		4.87%	5.45%	6.32%	
Expected stock price volatility		27.00%	27.00%	24.00%	
Expected term until exercise		5.00	5.00	5.00	
Shares Exercised	KO	7,000	12,000	6,000	
Shares Granted		45,000	32,000	28,000	
Grant Price per share		48.11	57.35	53.53	
Exercised Price per share		24.30	26.00	26.12	
Fair value of stock option granted		$15.09	$19.85	$15.77	
Expected dividend yield		1.60%	1.20%	1.20%	
Risk-free interest rate		5.10%	5.80%	6.20%	
Expected stock price volatility		31.90%	31.70%	27.10%	
Expected term until exercise		5.00	5.00	4.00	
Shares Exercised	IBM	20,355	18,243	23,160	
Shares Granted		43,410	42,601	42,787	
Grant Price per share		110.00	102.00	115.00	
Exercised Price per share		37.00	35.00	28.00	
Fair value of stock option granted		$42.00	$36.00	$46.00	
Expected dividend yield		0.50%	0.50%	0.40%	
Risk-free interest rate		4.40%	5.10%	6.60%	
Expected stock price volatility		37.70%	32.00%	27.30%	
Expected term until exercise		5.00	5.00	5.00	

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Vice President-Corporate Governance
and Secretary

August 26, 2002

Mr. Robert W. Glenn
Ms. Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408

Dear Mr. Glenn and Ms. Glenn:

Thank you for your letters dated April 26, 2002 to Henry McKinnell and C.L. Clemente, your letter to me dated May 28, 2002, which included your shareholder proposal and supporting statement, and your most recent letter dated July 26, 2002, to Henry McKinnell. I am responding to you on everyone's behalf.

We're glad that you enjoyed the webcast of our 2002 Annual Meeting. And we're always pleased to hear from our shareholders, especially loyal, long-term shareholders like you. We look forward to a constructive dialogue regarding your concerns. We believe that a mutually respectful dialogue is preferable to the adversarial approach of a shareholder proposal.

You have expressed several concerns in the course of your correspondence that I will do my best to address. First, you have stated that you are concerned that our stock price has "remained static" despite our strong financial performance over the last few years, and you attribute our relatively flat stock price to what you believe are excessive stock option grants and exercises.

We understand and share your disappointment about our stock price. However, we want to assure you that our primary focus always has been, and continues to be, shareholder value over the long term. As shareholders who have been with us for almost four decades, you know that Pfizer's stock performance over the long term has been outstanding. We now are among the largest companies in the United States in terms of the market value of our stock, a fact that speaks eloquently about our long-term success in maximizing shareholder return. And with our announced acquisition of Pharmacia

Corporation, we expect to become the number one pharmaceutical and health care company in all major markets.

Unfortunately, like other companies, Pfizer is subject to the forces of the overall stock market. After the longest bull market in U.S. history, during which our stock enjoyed tremendous appreciation, we now are in a bear market. The stock price of most companies has declined significantly and, as you have noted, our stock price has been relatively flat. No company, regardless of how stable it is viewed, is immune from market forces. The pharmaceutical industry continues to be a high-risk, high-return business. In our view, the disappointing performance of our stock during the last few years is attributable largely to general market conditions, and clearly not to stock options.

All of that being said, we nevertheless understand your concern and share your desire for appreciation in the price of our stock. As you know, we are projecting double-digit revenue growth for this year. We also are projecting 2002 earnings-per share growth of 21%, excluding certain significant items and merger-related costs. Since stock performance has tended to follow a company's earnings performance, we are hopeful that our continued strong earnings growth eventually will be reflected in a higher stock price.

You also have expressed concern about stock sales by our officers and directors. It is true that, for personal reasons, our officers and directors do sell shares on occasion. However, those sales do not represent a large percentage of their total holdings. Under Pfizer's stock-ownership program, Drs. McKinnell and Niblack are required to own Company stock equal in value to at least five times their annual salaries, and all other Pfizer executives are required to own Company stock equal in value to between one and four times their annual salaries, depending on their positions in the Company. In most cases, these executives own significantly in excess of these substantial requirements. Similarly, all of our non-employee directors have a significant stake in the Company through the ownership of stock as well as stock units (the value of which fluctuates with the price of our stock).

Let us now turn to your concerns about our stock option program. At Pfizer, we always seek shareholder approval of our stock option plans. Our current plan, the Pfizer Inc. 2001 Stock and Incentive Plan (the "2001 Plan"), was approved by the Executive Compensation Committee of the Board, which is composed solely of independent directors, as well as by the full Board of Directors. The 2001 Plan was then submitted to and was overwhelmingly approved by our shareholders at our Annual Meeting in April of 2001. The Executive Compensation Committee makes decisions under the plan, including the size of option grants. Responding to one of your specific concerns, the 2001 Plan does have a limit on the number of shares that may be issued; the maximum number of shares as to which stock options and stock awards may be granted over the term of the 2001 Plan is 250,000,000.

In addition, in your May 28th letter and in your e-mail to Larry Fox dated June 19, 2002, you asked specific questions relating to disclosure about our stock options contained in our 2001 Annual Report. In response to your first question, the table on page 55 of the Annual Report relating to options "granted" ***does* include options granted** by Warner-Lambert under the Warner-Lambert Company 1996 Stock Plan (the "Warner-Lambert Plan") in 1999 and 2000, prior to Pfizer's acquisition of Warner-Lambert. As noted above, at our Annual Meeting in April of 2001, our shareholders approved the 2001 Plan. (See Attachment 1 - the 2001 Pfizer Proxy Statement, page 22 and Annex 2.) As indicated on page 22 of the 2001 Proxy Statement, after shareholders approved the 2001 Plan, no further options or awards were granted under any of our previously existing plans, including the Warner-Lambert Plan. All grants made in 2001 after the April approval date of the 2001 Plan were made under that new Plan.

With respect to your second question regarding "weighted average exercise price per share for the additional **112,324,000 shares**" (remember, as stated in the Table in the Annual Report, the numbers are in thousands and are rounded), it appears that you have calculated this **112,324,000** number as the difference between the shares available in 2000 (137,248,000) and those available in 2001 (249,572,000). However, this is not an appropriate calculation. The 249,572,000 number in the Table refers to the number of shares remaining available at December 31, 2001 from the original 250,000,000 in the 2001 Plan approved by shareholders in April 2001 as discussed above. The 137,248,000 shares available at December 31, 2000 includes the **55,622,000** shares that remained in the Warner-Lambert Plan, and the **81,626,000** shares that remained in the previous Pfizer Stock and Incentive Plan at December 31, 2000, for a total of **137,248,000**. (See Attachment 1, page 22 of the 2001 Proxy Statement.) We granted about 79 million options in 2001 from the 81 million shares remaining in the previous Pfizer Plan (prior to the approval of the 2001 Plan). **In accordance with our promise to the shareholders, the remaining 55 million shares from the Warner-Lambert Plan and the 2 million shares from the previous Pfizer Plan will not be used for future grants.**

In your third question you ask for the award price of the 1.7 million shares under the previous Performance-Contingent Share Award Program. That price is **$41.25,** and was based on the closing price of Pfizer's common stock on the New York Stock Exchange on **February 27, 2002.** This information is disclosed in footnote 5 to the Executive Compensation Table appearing in Pfizer's 2002 Proxy Statement. (See Attachment 2 – the 2002 Pfizer Proxy Statement, page 26.)

In your fourth question, you ask if the " 6.3 million shares under the Performance-Contingent Share Award Programs are included or excluded in the 239.2 million shares awarded to employees for the three years 1999-2001." **The 239.2 million stock options granted in that three-year period do not include the 6.3 million shares.** Those shares relate

to stock awards made under plans that are separate from the previously discussed Stock and Incentive Plans. In 1994, Pfizer's shareholders approved the Performance-Contingent Share Award Program , a performance-based program to provide executives and other key employees the right to earn common stock awards. Taking into account stock splits between 1994 and 1999, the total number of shares that could have been granted under that program was 120,000,000. However, we will **not be using** approximately 100,000,000 of those shares in accordance with our promise to shareholders upon their approval of a new performance-based plan at the 2001 Annual Meeting. That new plan, which replaced the previous Performance- Contingent Share Award Program described above, is the Pfizer Inc. 2001 Performance-Contingent Share Award Plan, (See Attachment 1 - the 2001 Proxy Statement, page 27, and Annex 3.)

With regard to your proposal that Pfizer limit future stock option and stock/performance unit awards to the **lesser** of 40% of the previous year's net income or 100% of the previous year's common stock dividends paid, it should be noted that this could lead to some interesting, but possibly unintended, results. For example, if Pfizer applied your formula to the 2002 stock option grants, your proposed allocation would have been about 67 million options. In February 2002, Pfizer granted about 78 million options at a grant price of $41.30, which was the fair market value of Pfizer stock on the date of the option grant. As you know, our stock price has recently been as low as $25 per share. Under your proposal, if we had instead granted the options when the stock was $25 per share we would have been able to grant about 110 million options – with no change in dividends or net income. We do not believe this would be the outcome that you would desire. This also is the result when any present value methodology is applied to stock options.

In your April 26th letter to Dr. McKinnell, you state " Johnson & Johnson at least makes an effort to limit options granted to 1.6% of common stock issued plus adjustments". Expressing the number of options granted as a percentage of outstanding shares is one way that investors can compare stock option grants across companies. On that basis, as shown in the Attached Table (See Attachment 3 – Options as a Percentage of Outstanding Shares), you can see that in 2001 Pfizer granted the fourth smallest percentage of total options (about 1.3%) among the eleven Peer Group companies (including Pfizer). If you also compare the stock option awards granted to the five most highly compensated employees of each of these companies, as disclosed in their respective Proxy Statements for 2001, to the total number of options granted, you would see that, during that period **Pfizer granted about 2.7% of its stock options to this group of individuals while our peer group awarded them about 5%.**

As to your letter dated July 26, 2002 expressing your concerns as to Pfizer's fair presentation of the pro-forma stock option expense, we point out that the approach we use is in accordance with Generally Accepted Accounting Principles. We direct your attention to the Financial Accounting Standards Board (FASB) Statement of Financial

Accounting Standards No. 123 (Accounting for Stock-Based Compensation - "SFAS 123"), paragraph 19, that states: "The fair value of a stock option (or its equivalent) granted by a public entity shall be estimated using an option-pricing model (for example, the Black-Scholes or a binomial model) that takes into account as of the grant date, the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock ... and the risk-free interest rate for the expected term of the option."

We point out also that the approach you appear to endorse in your letter (a "stock buyback" approach) that involves calculating the ultimate gain realized on stock options on the exercise date was specifically considered by the FASB. The FASB required that a value of stock options be measured on the grant date. We refer you to SFAS 123 Appendix A ("Basis for Conclusions") paragraphs 120-153 that documents the reasoning used by the FASB in reaching this conclusion.

If we did not abide by this SFAS 123 requirement to determine a fair value of stock options on the grant date, we would not be in compliance with accounting principles generally accepted in the United States.

In response to your comments on Pfizer's stock buyback program, we note that the decision to repurchase stock is driven by several factors. It represents a way to return value to shareholders much like a dividend does. In addition to stock option exercise and grant activity, the company must consider the impact of buyback activity on its financial strength and flexibility as well as the attractiveness of this investment versus other alternatives. It is with pride that we note that each buyback program announced by Pfizer was quickly followed by affirmations of our triple-A credit rating by Moody's and Standard and Poor's. All material details of our repurchase programs are also fully disclosed to shareholders.

As you are aware, the pharmaceutical business is very competitive, and as such we must be able to compete effectively for the available human capital. The success of our Company is heavily dependent on the quality of our people. Therefore, our compensation programs must be competitive with those of the companies against which we are competing for talent. To limit our ability to make competitive stock option grants would put us at a significant disadvantage with our competitors and over time would erode our stock price in comparison to those same competitors.

We responsibly use our stock option program as an important vehicle to furnish a material incentive to our employees, not just to our executives, by making available to them the benefits of a larger common stock ownership in the Company. We believe that these increased incentives stimulate the efforts of employees toward the continued success of the Company. As previously noted, and in keeping with good corporate

governance practices, any Pfizer stock option plan is approved both by our Board of Directors and by our shareholders.

We hope that this letter has been responsive to your concerns. We apologize for its length, but your thoughtful letters deserve a thorough response.

We appreciate your taking the time to share your views with us. As I indicated at the outset, if you wish we will be happy to discuss these matters further with you.

Sincerely,

Margaret M. Foran /Kw

Margaret M. Foran

Attachments

cc: Henry A. McKinnell

Attachment 1 – 2001 Pfizer Proxy Statement

Robert W. Glenn
6 Woodstock Court
Greensboro, NC 27408
(336) 288-8429

November 30, 2002

Mr. John C. Bogle
Founder and Former CEO
The Vanguard Group
P.O. Box 2600
Valley Forge, PA 19482-2600

Dear Mr. Bogle,

Arthur Lane wishes you a hearty, "Hello, Jack!" and fondly remembers his time at Blair with you and your brother Dave, mentioning both of your wrestling abilities! He speaks highly of your efforts on behalf of Blair Academy. A very special thanks for your note, comments, and a copy of your recent October 22, 2002 address to the University of Missouri students entitled, **After the Fall: What Lies Ahead for Capitalism and the Financial Markets?** Outstanding!

Your words to the students were filled with wisdom, insight, practical suggestions and guidelines. Throughout you emphasized the prime responsibility of corporate policy whether the mutual fund industry or corporate management should always be to act in the best interests of others (shareholders) rather than self-interest of fund managers or corporate management. With no constraints on self-interest, greed succeeds and the interest of others (shareholders) to participate is destroyed.

It was very interesting to me that of the many reasons you mentioned for the recent speculative bubble, one stood above all, "*But if we had to name a single father of the bubble, we would hardly need a DNA test to do so. That father is the fixed-price __stock option__.*" You mention numerous examples where stock options are not serving their intended purpose and several suggestions which "*...require corporations to expense the costs. (Heaven forbid!) The fixed-price option alone is conspicuous by its absence on the company's expense statement. (As the compensation consultants are wont to say, fixed-price stock options are "free"). I hope that the present move to expense all options gains momentum, so companies can get about the business of designing sound compensation programs that, at long last, fairly link the interests of management with the interests of shareholders. After the present awful era, surely shareholders deserve no less.*"

AMEN to the above! I am sending you a couple of enclosures, **Black-Scholes Doesn't Work!**, and a copy of my July 26, 2002 letter to Dr. McKinnell which shows Pfizer's stock option compensation expense does not "...*__fairly present__*, in all material respects, the operations and financial condition of (Pfizer)." Using "Options exercised" (as the Internal Revenue uses) or my preference, "Stock Buy backs" for determining stock option compensation expense, my study shows Pfizer's Net Income for the three years ending 2001 was overstated 43% and 44%, respectively. Pfizer is not an exception. In the Black-Scholes article, for the year 2001, the TOP TEN S&P 500 companies repurchased or bought back $29.7 billion in common stock (vs. $25.3

billion paid in cash dividends) representing 34% of the $87.7 billion in net income, while the shares outstanding remained the same at 48.4 billion! The *pro forma* compensation expense was only 7% in the case of the TOP TEN and only 6% in the case of Pfizer. This is a GROSS UNDERSTATEMENT of compensation expense and a GROSS OVERSTATEMENT of reported Net Income.

We have a serious problem. Shareholders and especially Board members need to, as you say "take the initiative to stand up and be counted", so we can shift from the "short-term focus on the price of a stock —speculation—to a long-term focus on the value of the corporation—enterprise." With stock option greed (stock buybacks used to "cover" stock options with no reduction in the number of outstanding shares) amounting to **one third** of future earning growth rates, the present net after expense 1% to 3% equity risk premium makes investing in the stock market a fool's paradise, especially in real terms (after inflation).

Unless restrictions or limitations are put on the amount of cash funds that can be used to buy back shares and the stock option themselves, all of the stock option grant/exercise tweaking in the world will not reduce the greed. With lower stock prices this year and the likelihood of fewer options exercised/granted, pressure for reform will subside and the ability of management to siphon this cash for themselves will remain in place. But as the economy improves and earnings improve, the stock option rip-off will continue right where it left off. **Once stockholders come to the realization that earnings growth is no longer for their benefit but is being siphoned for a select few in company management, the incentive to own will be destroyed**. Paradoxically, as management serve themselves they are also destroying themselves. Greed wins and all lose - management, board members, employees, accountants, shareholders, and even customers. It's truly a "lose-lose" situation for all concerned. God help us and may He continue to bless you in all you do!.

Thank you for your concern and insight.

Sincerely,

R. W. Glenn

Enclosures (Mr. Bogle only... those listed below have already received)

Copy to Pfizer Board of Directors
Mrs. Margaret M. Foran
Dr. Allan Greenspan
Mr. Arthur Lane
Mr. David L. Shedlarz
And Others

Legal Division
Pfizer Inc
235 East 42nd Street 7/35
New York, NY 10017-5755
Tel 212 733 2076 Fax 212 573 1853
Email kathy.ulrich@pfizer.com

Pfizer

Kathleen M. Ulrich
Corporate Counsel-Corporate Governance
and Assistant Secretary

December 3, 2002

Mr. Robert W. Glenn
Ms. Sally B. Glenn
6 Woodstock Court
Greensboro, NC 27408

Dear Mr. Glenn and Ms. Glenn:

This is to advise you that Federal Express attempted to deliver our enclosed letter to you, dated November 15, 2002, on November 16, 2002 at 11:24 a.m., on November 18, 2002 at 9:54 a.m., and on November 19, 2002 at 11:15 a.m. (See Attachment). Federal Express sent the letter back to us on November 30, 2002, and we received it on December 2, 2002.

We are once again attempting to deliver our November 15, 2002 letter to you.

You will have 14 calendar days from the date that you receive this December 3rd letter to respond to the procedural deficiencies outlined on our November 15th letter. Your response to this letter must be postmarked, or transmitted electronically, within that period of time.

If you have any questions, please call me at (212) 733-2076 or, in my absence, Margaret M. Foran at (212) 733-4802.

Very truly yours,

Kathy Ulrich

Kathleen M. Ulrich

cc: Margaret M. Foran
Attachments

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 20, 2002

The proposal requests that the board of directors implement a policy to limit the buyback of shares within specified limits.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., implementing a share repurchase program). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Pfizer relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor